Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-132138
PROSPECTUS
6,000,000 Shares
Common Stock

       Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “LOOP,” subject to notice of issuance.
     We are selling 4,000,000 shares of common stock and the selling stockholders are selling 2,000,000 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.
     The underwriters have an option to purchase a maximum of 900,000 additional shares from the selling stockholders to cover over-allotments of shares.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	LoopNet	Stockholders

Per share	$12.00	$0.84	$11.16	$11.16
Total	$72,000,000	$5,040,000	$44,640,000	$22,320,000
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The shares will be ready for delivery on or about June 12, 2006.
Credit Suisse
Thomas Weisel Partners LLC

Pacific Crest Securities	Pacific Growth Equities, LLC
The date of this prospectus is June 6, 2006

Enabling Efficient and Effective Commercial Real Estate Transactions
Demand
Searchers
A Better Way to Find Deals
LoopNet®
Supply
Listers
A Better Way to Market Deals

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information.

      “LoopNet,” “BizBuySell,” and “LoopLink” are our registered trademarks in the United States. We also use the marks “RecentSales” and “ProspectList.” This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

      Until July 1, 2006 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      The following summary contains basic information about our business and this offering. It does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including “Risk Factors” and our consolidated financial statements and the accompanying notes, before making an investment decision.
LoopNet, Inc.
      We are a leading online marketplace for commercial real estate in the United States, based on the number of monthly unique visitors to our marketplace, which averaged approximately 500,000 unique visitors per month during 2005 and over 590,000 per month during the first three months of 2006, as reported by ComScore/MediaMetrix. ComScore/ MediaMetrix defines a unique visitor as an individual who visited any content of a website, a category, a channel, or an application. Our online marketplace, available at www.LoopNet.com, enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease by submitting detailed property listing information in order to find a buyer or tenant. Commercial real estate brokers, agents, buyers and tenants use the LoopNet online marketplace to search for available property listings that meet their commercial real estate criteria. By connecting the sources of commercial real estate supply and demand in an efficient manner, we believe that LoopNet enables commercial real estate participants to initiate and complete more transactions more cost-effectively than through other means. As of March 31, 2006, the LoopNet online marketplace contained approximately 360,000 listings for more than $296 billion of property available for sale and more than 2.8 billion square feet of property available for lease.
      To use the LoopNet online marketplace, all users must register and become registered members. Registration requires that a user create a user record, which includes basic contact information such as name and a working email address, and also requires that a user accepts our Terms of Service. We offer two types of membership, Basic and Premium. Basic membership is available free-of-charge, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to LoopNet property listings as well as numerous other features. The minimum term of a premium membership subscription is one month, with discounts available for quarterly or annual subscriptions. A customer choosing to cancel a discounted annual or quarterly membership will receive a refund based on the number of months the membership was used and charging the customer at the monthly rate rather than at the discounted quarterly rate. As of March 31, 2006, we had more than 1.2 million registered members and more than 64,000 premium members.
      In addition to our primary LoopNet offering, we also operate BizBuySell, an online marketplace for operating businesses for sale. Business sellers pay a fee to list their operating businesses, and interested buyers can search our listings for free. As of March 31, 2006, BizBuySell contained approximately 38,000 listings of operating businesses for sale.
      In 2005, we generated revenues of $31.0 million and had cash flow from operations of $14.5 million. For the three months ended March 31, 2006, we generated revenues of $10.2 million and had cash flows from operations of $6.3 million. We have been profitable and cash flow positive each quarter since the second quarter of 2003. Premium membership fees have driven the majority of our growth in revenues since 2001 and were the source of approximately 80% of our revenues in 2005, with the remainder of our revenues derived from subscription fees from our BizBuySell marketplace, product license fees from our LoopLink online real estate marketing and database services suite, and advertising on our websites.
Our Industry
      The commercial real estate industry encompasses real estate assets such as office, industrial, retail, multi-family, and land for development. According to Pramerica Real Estate Investors, the aggregate value of commercial real estate in the United States was approximately $5 trillion in 2003. Much like the residential real estate industry, the commercial real estate industry relies primarily on brokers and agents who facilitate sales and leasing transactions for a commission. According to CB Richard Ellis, Inc., the commercial real estate services industry in the United States generated approximately $23 billion in services revenue in 2004. According to the Association of Real Estate License Law Officials, there are over 2.6 million licensed real estate professionals in the United States, including commercial and residential real estate agents.
      The traditional processes for marketing and searching for commercial real estate are inefficient. Traditionally, agents, working on behalf of commercial real estate sellers and landlords, market their property listings through methods such as word of mouth in the brokerage community, signage placed directly on buildings for sale or with space for lease, availability lists that are printed and shared among brokerage firms, advertisements placed in print media including newspapers and other publications, direct mail campaigns and emails sent to private distribution lists. Similarly, the process of searching for properties available for sale or for lease has been inefficient. Unlike the residential real estate industry, which is served by local multiple listing services or other central local databases of residential real estate properties available for sale, there has not been an equivalent listing service in the commercial real estate industry.
      We believe that the number of non-brokerage commercial real estate transaction participants is large. In addition to the brokerage community, industry participants include tenants, owners, property investors and business operators. We believe that the operating business market is complementary in several ways to the commercial real estate market. In many cases, owners or brokers who are seeking to sell a business are also selling the commercial real estate associated with the business, and business owners are active participants in the commercial real estate market as both buyers and tenants. The Small Business Administration estimates that in 2002, there were approximately 23.3 million operating businesses in the United States.
Our Business Model
      We provide an online marketplace that efficiently connects commercial real estate supply and demand. The key attributes of our business model include:
      Leading commercial real estate online marketplace. We believe we have aggregated a critical mass of commercial real estate agents, property owners, landlords, buyers, tenants and for sale or for lease property listings. As a result, we believe that we are a leading online commercial real estate marketplace based on the number of monthly unique visitors to our marketplace.
      Comprehensive member-generated content offering. The majority of our property listings are submitted by our members through our website, using our online tools. We believe that the content provided in our property profiles is more comprehensive, up-to-date and useful than the information provided in traditional commercial real estate property listings, such as newspaper and magazine ads or property signs.
      Compelling member experience. Our marketplace is accessible at any time and we believe it is an intuitive, easy-to-use online service. Properties are searchable immediately upon listing by our members. We also offer several online tools that facilitate the communication between parties who are seeking to engage in a commercial real estate transaction.
Our Strategy
      Our objective is to enhance our position as a leading online marketplace for commercial real estate, operating business for sale and related markets. To achieve this objective, we are pursuing the following strategy:

•	expand our base of registered members;

•	convert basic members to premium members;

•	identify and offer complementary products and services, such as our new RecentSales service;

•	enhance the functionality of our marketplace;

•	identify new markets for expansion, as we did with our acquisition of BizBuySell; and

•	increase opportunities to advertise to our member base.

Risks Related to Our Business
      Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Our revenues are largely derived from subscriptions and we must continue to attract and retain customers. We must persuade real estate brokers, who are a large portion of our customer base, to use our services in preference to traditional methods of listing, searching, and marketing commercial real estate. Our marketplace has relatively low barriers to entry and we may compete against companies with greater resources and similar products. Although we were profitable in 2003, 2004 and 2005 on an annual basis, and profitable for the three months ended March 31, 2006, we had, at December 31, 2005, an accumulated deficit of $22.6 million and an accumulated deficit of $19.6 million at March 31, 2006, respectively.
Company Information
      We were incorporated in the State of California on June 2, 1997, under the name Loop Ventures, Inc. We changed our name to LoopNet, Inc. on November 3, 1998. Prior to Loop Ventures, Inc., we operated as a limited liability company known as Loop Ventures, LLC. On July 13, 2001, we merged with PropertyFirst.com, Inc., which we refer to as PropertyFirst, with LoopNet, Inc. being the surviving company. We reincorporated in Delaware on May 30, 2006.
      Our principal executive offices are located at 185 Berry Street, Suite 4000, San Francisco, California 94107, and our telephone number is (415) 243-4200. Corporate information about our company is available on our website at www.LoopNet.com. The information contained on our website does not constitute part of this prospectus. Unless the context requires otherwise, in this prospectus the terms “we,” “us,” “our,” and “LoopNet” refer to LoopNet, Inc.

The Offering

Common stock offered by us	4,000,000 shares

Common stock offered by the selling stockholders	2,000,000 shares ________________

Total common stock offered	6,000,000 shares

Common stock to be outstanding after this offering	34,752,057 shares

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	LOOP

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
      The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of March 31, 2006. This number does not include:

•	2,848,304 shares of common stock issuable upon the exercise of warrants for preferred stock which will become exercisable for common stock after this offering, at an exercise price of $0.308 per share;

•	3,237,676 shares of common stock subject to outstanding options as of March 31, 2006, with a weighted average exercise price of $1.42 per share; and

•	7,000,000 shares of common stock reserved for future grant under our 2006 Equity Incentive Plan, which will become effective upon completion of this offering.
      Unless otherwise indicated, all information in this prospectus:

•	assumes a two-for-one split of our common stock, which occurred in June 2006;

•	assumes no exercise of the underwriters’ overallotment option; and

•	assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering.

Summary Consolidated Financial Data
      You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The consolidated statements of income data for each of the three years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of income data for the three months ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared this unaudited financial information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. Our historical results are not necessarily indicative of results to be expected for future periods.

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands)			(unaudited)
Consolidated Statements of Income Data:
Revenues	$10,480	$17,036	$30,977	$6,213	$10,226
Cost of revenues(1)	1,984	2,562	3,825	872	1,228

Gross profit	8,496	14,474	27,152	5,341	8,998
Operating expenses(1):
Sales and marketing	1,704	3,193	6,252	1,196	1,949
Technology and product development	2,289	2,686	3,746	1,086	960
General and administrative	3,180	4,889	5,955	1,194	1,478

Total operating expenses	7,173	10,768	15,953	3,476	4,387

Income from operations	1,323	3,706	11,199	1,865	4,611
Interest income, net	21	98	487	59	255
Other income (expense), net	261	34	7	—	(2)

Income from continuing operations	1,605	3,838	11,693	1,924	4,864
Gain on sale of assets, net	287	—	—	—	—

Income before taxes	1,892	3,838	11,693	1,924	4,864
Income tax expense (benefit)	188	118	(7,243)	61	1,899

Net income	$1,704	$3,720	$18,936	$1,863	$2,965

      (1) Stock-based compensation is allocated as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cost of revenues	$—	$1	$18	$2	$8
Sales and marketing	—	251	146	31	51
Technology and product development	—	236	350	268	23
General and administrative	—	1,188	150	74	32

Total	$—	$1,676	$664	$375	$114

      The following table presents consolidated balance sheet data as of March 31, 2006:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis reflecting the conversion of all outstanding shares of our Series A, Series B, and Series C preferred stock on a one-for-one basis into an aggregate of 22,545,528 shares of our common stock effective immediately prior to the completion of this offering, for a total of 31,281,340 shares of common stock; and

•	on a pro forma as adjusted basis reflecting the conversion described above and the receipt by us of the net proceeds from the sale of 4,000,000 shares of common stock in this offering at an initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$27,468	$27,468	$69,608
Working capital	21,250	21,250	63,390
Total assets	40,031	40,031	82,171
Total liabilities	7,907	7,907	7,907
Redeemable convertible preferred stock	39,964	—	—
Total stockholders’ equity (deficit)	(7,840)	32,124	74,264

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands)			(unaudited)
Consolidated Statements of Cash Flows Data:
Cash flow provided by operating activities	$2,944	$6,921	$14,490	$2,607	$6,290
Depreciation and amortization	377	278	505	104	149
Capital expenditures	243	500	719	53	207

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands, except operating data)			(unaudited)
Other Operating Data (unaudited):
LoopNet registered members at period ended	450,876	703,111	1,116,589	800,712	1,265,308
LoopNet premium members at period ended	21,203	35,482	57,461	42,142	64,806

RISK FACTORS
      You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or a part of your investment. Please read “Cautionary Notice Regarding Forward-Looking Statements.”
Risks Related to Our Business

Our business is largely based on a subscription model, and accordingly, any failure to increase the number of our customers or retain existing customers could cause our revenues to decline.
      Our customers include premium members of our LoopNet marketplace, LoopLink users, users of our BizBuySell marketplace, and advertising and lead generation customers. Most of our revenues are generated by subscription fees paid by our premium members. Our growth depends in large part on increasing the number of our free basic members and then converting them into paying premium members, as well as retaining existing premium members. Either category of members may decide not to continue to use our services in favor of alternate services or because of budgetary constraints or other reasons. Historically, our average monthly rate of conversion of basic members to premium members has been approximately five percent, and our average monthly cancellation rate for premium members has ranged between three and five percent. If our existing members choose not to use our services, decrease their use of our services, or change from being premium members to basic members, or we are unable to attract new members, listings on our site could be reduced, search activity on our website could decline, the usefulness of our services could be diminished, and we could incur significant expenses and/or experience declining revenues.
      The value of our marketplace to our customers is dependent on increasing the number of property listings provided by and searches conducted by our members. To grow our marketplace, we must convince prospective members to use our services. Prospective members may not be familiar with our services and may be accustomed to using traditional methods of listing, searching, marketing and advertising commercial real estate. We cannot assure you that we will be successful in continuing to acquire more members, in continuing to convert free basic members into paying premium members or that our future sales efforts in general will be effective. Further, it is difficult to estimate the total number of active commercial real estate agents, property owners, landlords, buyers and tenants in the United States during any given period. As a result, we do not know the extent to which we have penetrated this market. If we reach the point at which we have attempted to sell our services to a significant majority of commercial real estate transaction participants in the United States, we will need to seek additional products and markets in order to maintain our rate of growth of revenues and profitability.

We rely on our marketing efforts to generate new registered members. If our marketing efforts are ineffective, we could fail to attract new registered members, which could reduce the attractiveness of our marketplace to current and potential customers and lead to a reduction in our revenues.
      We believe that the attractiveness of our services and products to our current and potential customers increases as we attract additional members who provide additional property listings or conduct searches on our marketplace. This is because an increase in the number of our members and the number of listings on our website increases the utility of our website and of its associated search, listing and marketing services. In order to attract new registered members, we rely on our marketing efforts, such as word-of-mouth referrals, direct marketing, online and traditional advertising, sponsoring and attending local industry association events, and attending and exhibiting at industry trade shows and conferences. There is no guarantee that our marketing efforts will be effective. If we are unable to effectively market our products and services to new customers, or convert existing basic members into premium members, our revenues and operating results could decline as a result of current premium members failing to renew their premium memberships and potential premium members failing to become premium members.

We may be unable to compete successfully with our current or future competitors.
      The market to provide listing, searching and marketing services to the commercial real estate industry is highly competitive and fragmented, with limited barriers to entry. Our current or new competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our services. All of the services which we provide to our customers, including property and business listing, searching, and marketing services, are provided separately or in combination to our current or potential customers by other companies that compete with us. These companies, or new market entrants, will continue to compete with us. Listings in the commercial real estate industry are not marketed exclusively through any single channel, and accordingly our competition could aggregate a set of listings similar to ours. Increased competition could result in a reduction in our revenues or our rate of acquisition of new customers, or loss of existing customers or market share, any of which would harm our business, operating results and financial condition.
      We compete with CoStar Group, Inc., a provider of information and research services to the commercial real estate market. Some of the services that CoStar offers directly compete with our product offering. For example, CoStar provides commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace.
      Several companies, such as Cityfeet.com, Inc. and Property Line International, Inc., have created online property listing services that compete with us. These companies aggregate property listings obtained through various sources, including from commercial real estate agents and, in the case of Cityfeet.com, classified advertising from newspaper publishers with whom it partners. Cityfeet.com provides the listings presented on the commercial real estate section of Yahoo! Inc.’s website. In addition, newspapers such as the Wall Street Journal and American City Business Journals include on their websites listings of commercial real estate for sale and for lease. If our current or potential customers choose to use these services rather than ours, demand for our services could decline.
      Additionally, the National Association of REALTORS©, or NAR, its local boards of REALTORS©, affiliates such as CCIM, and other third parties have in the past created, and they or others may in the future create, commercial real estate information and listing services in partnership with companies such as Catylist Real Estate Software, Inc. and Xceligent, Inc. These services could provide commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace. If they succeed in attracting a significant number of commercial real estate transaction participants, demand for our services may decrease.
      Large Internet companies that have large user bases and significantly greater financial, technical and marketing resources than we do, such as eBay Inc., craigslist, Inc. and Yahoo!, provide commercial real estate listing or advertising services in addition to a wide variety of other products or services. eBay and craigslist operate real estate listing services which include commercial real estate and operating businesses. Yahoo! operates a commercial real estate listing service with for sale and for lease listings provided by Cityfeet.com. Other large Internet companies, such as Google and Microsoft, have recently launched classified listing services which could be used to market and search for commercial real estate property listings. Competition by these companies could reduce demand for our services or require us to make additional expenditures, either of which could reduce our profitability.

In light of our limited operating history and evolving business model, we may not be able to sustain our revenue growth, and our future financial performance may be difficult to assess.
      We have had a history of losses from inception through the first quarter of 2003, and at March 31, 2006 had an accumulated deficit of $19.6 million. Our business model has evolved, and we have only recently achieved significant revenues. We may incur additional expenses, such as marketing and product development expenses, with the expectation that our revenues will grow in the future. While we were profitable in 2003, 2004 and 2005 on an annual basis and in the three months ended March 31, 2006, we may not maintain profitability in future quarters or on an annual basis. As a result, we could experience problems with budgeting and cash flow management, unexpected changes to our results of operations, or other difficulties.

Any of these difficulties could affect the market price of our common stock or harm our ability to raise additional capital.

If we are unable to obtain or retain listings from commercial real estate brokers, agents, and property owners, our marketplace could be less attractive to current or potential customers, which could result in a reduction in our revenues.
      Our success depends substantially on the number of commercial real estate property listings submitted by brokers, agents and property owners to our online marketplace. The number of listings on our marketplace has grown from approximately 224,000 as of December 31, 2003 to approximately 335,000 as of December 31, 2005, and as of March 31, 2006, we had approximately 360,000 listings. If agents marketing large numbers of property listings, such as large brokers in key real estate markets, choose not to continue their listings with us, or choose to list them with a competitor, our website would be less attractive to other real estate industry transaction participants, thus resulting in cancelled premium memberships, failure to attract and retain new members, or failure to attract advertising and lead generation revenues.

Our operating results and revenues are subject to fluctuations that may cause our stock price to decline, and our quarterly financial results may be subject to seasonality, each of which could cause our stock price to decline.
      Our revenues, expenses and operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenues, expenses and operating results may fluctuate from quarter to quarter due to factors including those described below and elsewhere in this prospectus:

•	rates of member adoption and retention;

•	changes in our marketing or other corporate strategies;

•	our introduction of new products and services or changes to existing products and services;

•	the amount and timing of our operating expenses and capital expenditures;

•	the amount and timing of non-cash stock-based charges;

•	costs related to acquisitions of businesses or technologies; and

•	other factors outside of our control.
      Our results of operations could vary significantly from quarter to quarter due to the seasonal nature of the commercial real estate industry. The timing of widely observed holidays and vacation periods, particularly slow downs during the end-of-year holiday period, and availability of real estate agents and related service providers during these periods could significantly affect our quarterly operating results during that period. For example, we have historically experienced a significant decline in the rate of growth of both new memberships and revenues during the fourth quarter.
      These fluctuations or seasonality effects could negatively affect our results of operations during the period in question and/or future periods or cause our stock price to decline.

Our revenues, expenses and operating results could be affected by general economic conditions or by changes in commercial real estate markets, which are cyclical.
      Our business is sensitive to trends in the general economy and trends in commercial real estate markets, which are unpredictable. Therefore, our operating results, to the extent they reflect changes in the broader commercial real estate industry, may be subject to significant fluctuations. A number of factors could have an effect on the commercial real estate industry, such as:

•	periods of economic slowdown or recession globally, in the United States or locally;

•	inflation;

•	flows of capital into or out of real estate investment in the United States or various regions of the United States;

•	rates of unemployment;

•	interest rates;

•	wage and salary levels; or

•	concerns about any of the foregoing.
      We believe that the commercial real estate industry is composed of many submarkets, each of which is influenced differently, and often in opposite ways, by various economic factors. We believe that commercial real estate submarkets can be differentiated based on factors such as geographic location, value of properties, whether properties are sold or leased, and other factors. Each such submarket may be affected differently by, among other things:

•	economic slowdown or recession;

•	changes in levels of rent or appreciation of asset values;

•	changing interest rates;

•	tax and accounting policies;

•	the availability and cost of capital;

•	costs of construction;

•	increased unemployment;

•	lower consumer confidence;

•	lower wage and salary levels;

•	war, terrorist attacks or natural disasters; or

•	the public perception that any of these conditions may occur.
      For example, as of December 31, 2005, more than 30% of our premium members were based in California and more than 10% were based in Florida. Negative conditions in these or other significant commercial real estate submarkets could disproportionately affect our business as compared to competitors who have less or different geographic concentration of their customers. Additionally, negative general economic conditions could reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our services. Events such as a war or a significant terrorist attack are also likely to affect the general economy, which could cause a slowdown in the commercial real estate industry and therefore reduce utilization of our marketplace, which could reduce our revenue from premium members. In addition, the occurrence of any of the events listed above could increase our need to make significant expenditures to continue to attract customers to our marketplace.

We could face liability for information on our website.
      We provide information on our website, including commercial real estate listings, that is submitted by our customers and third parties. We also allow third parties to advertise their products and services on our website and include links to third-party websites. We could be exposed to liability with respect to this information. Customers could assert that information concerning them on our website contains errors or omissions and third parties could seek damages for losses incurred if they rely upon incorrect information provided by our customers or advertisers. We could also be subject to claims that the persons posting information on our website do not have the right to post such information or are infringing the rights of third parties. For example, in 1999 CoStar sued us, claiming that we had directly and indirectly infringed their copyrights in photographs by permitting our members to post those photographs on our website. Although the court issued rulings that were favorable to us in that litigation, other persons might assert similar or other claims in the future. Among other things, we might be subject to claims that by directly or indirectly providing links to websites operated by third parties, we would be liable for wrongful actions by the third parties operating those websites. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.
      A recent court interpretation of provisions of the Digital Millennium Copyright Act, or DMCA, allows copyright owners to obtain expedited subpoenas compelling disclosure by an Internet service provider of the names of customers of that Internet service provider. We have been served with such a subpoena by CoStar, and may in the future be served with additional such subpoenas. Compliance with subpoenas under the DMCA may divert our resources, including the attention of our management, which could impede our ability to operate our business.
      Our potential liability for information on our websites or distributed by us to others could require us to implement additional measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our online marketplace to users. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

If we are unable to convince commercial real estate brokers and other commercial real estate professionals that our services and products are superior to traditional methods of listing, searching, and marketing commercial real estate, they could choose not to use our marketplace, which could reduce our revenues or increase our expenses..
      A primary source of new customers for us is the commercial real estate professional community. Many commercial real estate professionals are used to listing, searching and marketing real estate in traditional ways, such as through the distribution of print brochures, sharing of written lists, placing signs on properties, word-of-mouth, and newspaper advertisements. Commercial real estate professionals may prefer to continue to use traditional methods or may be slow to adopt our products and services. If we are not able to continue to persuade commercial real estate professionals of the efficacy of our products and services, they may choose not to use our marketplace, which could reduce our revenues. In addition, we could be required to increase our marketing and other expenditures to continue our efforts to attract these potential customers.

We may be unable to effectively manage our growth.
      As our operations have expanded, we have experienced rapid growth in our headcount. We grew from 71 employees at December 31, 2003 to 138 employees at December 31, 2005, and we had 145 employees as of March 31, 2006. We expect to continue to increase headcount in the future. Our rapid growth has demanded, and will continue to demand, substantial resources and attention from our management. We will need to continue to hire additional qualified software engineers, client and account services personnel, and sales and marketing staff and improve and maintain our technology to properly manage our growth. If we do not effectively manage our growth, our customer service and responsiveness could suffer and our costs could increase, which could harm our brand, increase our expenses, and reduce our profitability.

If we are unable to introduce new or upgraded services or products that our customers recognize as valuable, we may fail to attract new customers or retain existing customers. Our efforts to develop new and upgraded products and services could require us to incur significant costs.
      To continue to attract new members to our online marketplace, we may need to continue to introduce new products or services. We may choose to develop new products and services independently or choose to license or otherwise integrate content and data from third parties. For example, we recently introduced our RecentSales product and aerial imagery MapSearch feature to address perceived customer needs or to add additional searching enhancements, both of which utilize content and technology licensed from third parties. The introduction of these improvements imposed costs on our business and required the use of our resources, and there is no guarantee that we will continue to be able to access these technologies and content on commercially reasonable terms or at all. If customers or potential customers do not recognize the value of our new services or enhancements to existing services, they might choose not to become premium members or to otherwise utilize our marketplace.
      Developing and delivering these new or upgraded services or products may impose costs and require the attention of our product and technology department and management. This process is costly, and we may experience difficulties in developing and delivering these new or upgraded services or products. In addition, successfully launching and selling a new service or product will require the use of our sales and marketing resources. Efforts to enhance and improve the ease of use, responsiveness, functionality and features of our existing products and services have inherent risks, and we may not be able to manage these product developments and enhancements successfully. If we are unable to continue to develop new or upgraded services or products, then our customers may choose not to use our products or services.

Our business depends on retaining and attracting capable management and operating personnel.
      Our success depends in large part on our ability to retain and attract high-quality management and operating personnel, including our President, Chief Executive Officer and Chairman of the Board of Directors, Richard J. Boyle, Jr.; our Chief Financial Officer and Senior Vice President, Finance and Administration, Brent Stumme; our Chief Marketing Officer and Senior Vice President, Marketing and Sales, Thomas Byrne; our Chief Product Officer and Senior Vice President, Business and Product Development, Jason Greenman; and our Chief Technology Officer and Senior Vice President, Information Technology, Wayne Warthen. Our business plan was developed in large part by our senior-level officers, and its implementation requires their skills and knowledge. We may not be able to offset the impact on our business of the loss of the services of Mr. Boyle or other key officers or employees. We have no employment agreements that prevent any of our key personnel from terminating their employment at any time, and we do not maintain any “key-person” life insurance for any of our personnel.
      Furthermore, our business requires skilled technical, management, product and technology, and sales and marketing personnel, who are in high demand and are often subject to competing offers. Competition for qualified employees is intense in our industry, and the loss of a substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could harm our business. To retain and attract key personnel, we use various measures, including an equity incentive program and incentive bonuses for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to execute our business plan.

If we fail to protect confidential information against security breaches, or if our members or potential members are reluctant to use our marketplace because of privacy concerns, we might face additional costs, and activity in our marketplace could decline.
      As part of our membership registration process, we collect, use and disclose personally identifiable information. Our policies concerning the collection, use and disclosure of personally identifiable information are described on our websites. While we believe that our policies are adequate and that we are in compliance with our policies, we could be subject to legal claims, government action or harm to our reputation if we fail to comply or are seen as failing to comply with our policies concerning personally identifiable information or if our policies are inadequate.
      Concern among prospective customers regarding our use of personal information collected on our websites, such as credit card numbers, email addresses, phone numbers, and other personal information, could keep prospective customers from using our marketplace. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations or laws could deter people from using the Internet or our website to conduct transactions that involve the transmission of confidential information, which could harm our business. Under California law, if there is a breach of our computer systems and we know or suspect that unencrypted personal customer data has been stolen, we are required to inform any customers whose data was stolen, which could harm our reputation and business.

      In addition, another California law requires businesses that maintain personal information about California residents in electronic databases to implement reasonable measures to keep that information secure. To date, there are no cases or regulations that give any guidance as to the minimum scope that will be deemed necessary to satisfy that requirement. Our practice is to encrypt all personal information, but we do not know whether our current practice will be deemed sufficient under the new California law. Other states have enacted different and often contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of the different states is particularly difficult for an online business such as ours which collects personal information from customers in multiple jurisdictions.
      Another consequence of failure to comply is the possibility of adverse publicity and loss of consumer confidence were it known that we did not take adequate measures to assure the confidentiality of the personally identifiable information that our customers had given to us. This could result in a loss of customers and revenue that could jeopardize our success. While we intend to comply fully with this new law, we cannot assure you that we will be successful in avoiding all potential liability or disruption of business resulting from this law. If we were required to pay any significant amount of money in satisfaction of claims under these new laws, or any similar laws enacted by another jurisdiction, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such laws, our business, operating results and financial condition could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.

Our services may infringe the intellectual property rights of others and we may be subject to claims of intellectual property rights infringement.
      We may be subject to claims against us alleging infringement of the intellectual property rights of others, including our competitors. Any intellectual property claims, regardless of merit, could be expensive to litigate or settle and could significantly divert our management’s attention from other business concerns.
      Our technologies and content may not be able to withstand third-party claims of infringement. If we were unable to successfully defend against such claims, we might have to pay damages, stop using the technology or content found to be in violation of a third party’s rights, seek a license for the infringing technology or content, or develop alternative noninfringing technology or content. Licenses for the infringing technology or content may not be available on reasonable terms, if at all. In addition, developing alternative noninfringing technology or content could require significant effort and expense. If we cannot license or develop technology or content for any infringing aspects of our business, we may be forced to limit our service offerings. Any of these results could reduce our ability to compete effectively and harm our business.
      Our trademarks are important to our business. Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of trademarks. If we were unable to use our trademarks, we would need to devote substantial resources toward developing different brand identities.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, competitive position and operating results could be harmed.
      The success of our business depends in large part on our intellectual property, and our intellectual property rights, including existing and future trademarks, trade secrets, and copyrights, are and will continue to be valuable and important assets of our business. Our business could be significantly harmed if we are not able to protect the content of our databases and our other intellectual property.
      We have taken measures to protect our intellectual property, such as requiring our employees and consultants with access to our proprietary information to execute confidentiality agreements. We also have sued, and in the future may sue, competitors or other parties who we believe to be infringing our intellectual property. We may in the future find it necessary to assert claims regarding our intellectual property. These measures may not be sufficient or effective to protect our intellectual property.

      We also rely on laws, including those regarding patents, copyrights, and trade secrets, to protect our intellectual property rights. Current laws may not adequately protect our intellectual property or our databases and the data contained in them. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights.
      Others may develop technologies that are similar or superior to our technology. Any significant impairment of our intellectual property rights could require us to develop alternative intellectual property, incur licensing or other expenses, or limit our product and service offerings.

If we are not able to successfully identify or integrate future acquisitions, our management’s attention could be diverted, and efforts to integrate future acquisitions could consume significant resources.
      We may in the future further expand our markets and services in part through acquisitions of other complementary businesses, services, databases and technologies. For example, in October, 2004, we acquired BizBuySell, an online marketplace for operating businesses for sale. Mergers and acquisitions are inherently risky, and we cannot assure you that our acquisitions will be successful. The successful execution of any future acquisition strategy will depend on our ability to identify, negotiate, complete and integrate such acquisitions and, if necessary, obtain satisfactory debt or equity financing to fund those acquisitions. Failure to manage and successfully integrate acquired businesses could harm our business. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	diversion of management’s attention from normal daily operations of the business;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	dependence on unfamiliar affiliates and partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	reduction or replacement of the sales of existing services by sales of products or services from acquired lines of business;

•	responsibility for the liabilities of acquired businesses;

•	inability to maintain our internal standards, controls, procedures and policies; and

•	potential loss of key employees of the acquired companies.
      In addition, if we finance or otherwise complete acquisitions by issuing equity or convertible debt securities, our existing stockholders may be diluted.

Unless we develop, maintain and protect our brand identity, our business may not grow and our financial results may suffer.
      In an effort to obtain additional registered members and increase use of our online marketplace by commercial real estate transaction participants, we intend to continue to pursue a strategy of enhancing our brand both through online advertising and through traditional print media and to increase our marketing and business development expenditures to maintain and enhance our brand in the future. These efforts can involve significant expense and may not have a material positive impact on our brand identity. In addition, maintaining our brand will depend on our ability to provide products and services that are perceived as being high-value, which we may not be able to implement successfully. If we are unable to maintain and enhance our brand, our ability to attract and retain customers or successfully expand our operations will be harmed.

If we are unable to effectively implement enhanced systems and internal controls, we may incur increased general and administrative costs, which could reduce our profitability, and investor confidence in us may decrease, which could cause our stock price to decline.
      As we grow, our success will depend on our ability to continue to implement and improve our operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls, in order to comply with the more stringent requirements of being a public company, such as the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which require management to evaluate and assess the effectiveness of our internal controls and our disclosure controls and procedures. We are continuing to evaluate and, where appropriate, enhance our systems, procedures and internal controls. We are in the process of establishing our disclosure controls and procedures. If our systems, procedures or controls are not adequate to support our operations and reliable, accurate and timely financial and other reporting, we may not be able to successfully satisfy regulatory and investor scrutiny, offer our services and implement our business plan. The implementation of these new systems, procedures and controls will likely increase our general and administrative costs in 2006 and thereafter. If we fail to effectively implement these new systems, procedures and controls, investors may choose not to invest in us, which could cause our stock price to decline.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
      In the first quarter of 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R), which revises SFAS 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS 123R requires that share-based payment transactions with employees be recognized in the financial statements based on their value and recognized as compensation expense over the vesting period. Prior to FAS 123R we disclosed the pro forma effects of FAS 123 under the minimum value method. We adopted SFAS 123R effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006. The adoption of SFAS 123R in the first quarter of 2006 resulted in the recognition of additional stock-based compensation expense of $51,000, a reduction in net income of $31,000 (net of tax benefits of $20,000), and no change in basic and diluted earnings per share. As a result of SFAS 123R, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options and do not adopt other forms of compensation, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our operating expenses would increase. We currently rely on stock options to retain existing employees and attract new employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to adversely revise how our consolidated financial statements are prepared.

If our operating results do not meet the expectations of investors or equity research analysts, our market price may decline and we may be subject to class action litigation.
      It is possible that in the future our operating results will not meet the expectations of investors or equity research analysts, causing the market price of our common stock to decline. In the past, companies that have experienced decreases in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and divert our management’s attention from other business concerns.

If our website or our other services experience system failures, our customers may be dissatisfied and our operations could be impaired.
      Our business depends upon the satisfactory performance, reliability and availability of our website. Problems with our website could result in reduced demand for our services. Furthermore, the software underlying our services is complex and may contain undetected errors. Despite testing, we cannot be certain that errors will not be found in our software. Any errors could result in adverse publicity, impaired use of our services, loss of revenues, cost increases or legal claims by customers.
      Additionally, our services substantially depend on systems provided by third parties, over whom we have little control. Interruptions in our services could result from the failure of data providers, telecommunications providers, or other third parties. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend on Internet service providers that provide access to our services. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could harm our business.

Our internal network infrastructure could be disrupted or penetrated, which could materially impact our ability to provide our services and our customers’ confidence in our services.
      Our operations depend upon our ability to maintain and protect our computer systems, most of which are located in redundant and independent systems in Los Angeles, California and San Francisco, California. In addition, our BizBuySell website is hosted at a co-location facility in Texas. While we believe that our systems are adequate to support our operations, our systems may be vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, floods, and general business interruptions, the amount of coverage may not be adequate in any particular case. Furthermore, any damage or disruption could materially impair or prohibit our ability to provide our services, which could significantly impact our business.
      Experienced computer programmers, or hackers, may attempt to penetrate our network security from time to time. Although we have not experienced any security breaches to date and we maintain a firewall, a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or to a material risk of loss. Any of these incidents could materially impact our ability to provide our services as well as materially impact the confidence of our customers in our services, either of which could significantly impact our business.

We may be subject to regulation of our advertising and customer solicitation or other newly-adopted laws and regulations.
      As part of our membership registration process, our customers agree to receive emails and other communications from us. However, we may be subject to restrictions on our ability to communicate with our customers through email and phone calls. Several jurisdictions have proposed or adopted privacy-related laws that restrict or prohibit unsolicited email or “spam.” These laws may impose significant monetary penalties for violations. For example, the CAN-SPAM Act of 2003, or CAN-SPAM, imposes complex and often burdensome requirements in connection with sending commercial email. Key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices or services we offer or may offer. Although CAN-SPAM is thought to have pre-empted state laws governing unsolicited email, the effectiveness of that preemption is likely to be tested in court challenges. If any of those challenges are successful, our business may be subject to state laws and regulations that may further restrict our email marketing practices and the services we may offer. The scope of those regulations is unpredictable. Compliance with laws and regulations of different jurisdictions imposing different standards and requirements is very burdensome for an online business. Our business, like most online businesses, offers products and services to customers in multiple state jurisdictions. Our business efficiencies and economies of scale depend on generally uniform service offerings and uniform treatment of customers. Compliance requirements that vary significantly from jurisdiction to jurisdiction impose an added cost to our business and increased liability for compliance deficiencies. In addition, laws or regulations that could harm our business could be adopted, or reinterpreted so as to affect our activities, by the government of the United States, state governments, regulatory agencies or by foreign governments or agencies. This could include, for example, laws regulating the source, content or form of information or listings provided on our websites, the information or services we provide or our transmissions over the Internet. Violations or new interpretations of these laws or regulations may result in penalties or damage our reputation or could increase our costs or make our services less attractive.
      An important aspect of the new Internet-focused laws is that where federal legislation is absent, states have begun to enact consumer-protective laws of their own and these vary significantly from state to state. Thus, it is difficult for any company to be sufficiently aware of the requirements of all applicable state laws; and it is further difficult or impossible for any company to fully comply with their inconsistent standards and requirements. In addition to the consequences that could result from violating one or another state’s laws, the cost of attempting to comply will be considerable. Also, as our business grows to be world-wide, we will be required to comply with the laws of all foreign countries; and the costs of that compliance effort will be considerable.
Risks Related to This Offering

Our common stock could trade at prices below the initial public offering price.
      There has not been a public trading market for shares of our common stock prior to this offering. An active trading market may not develop or be sustained after this offering. The initial public offering price for the shares of common stock sold in this offering was determined by negotiations between us and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering.

Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.
      The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.
      Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.
      In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our principal stockholders, executive officers and directors own a significant percentage of our stock and will continue to have significant control of our management and affairs after the offering, and they can take actions that may be against your best interests.
      Following the completion of this offering, our executive officers and directors, and entities that are affiliated with them, will beneficially own an aggregate of approximately 43.3% of our outstanding common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, as a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other stockholders.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.
      Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
      Upon completion of this offering, we will have 34,752,057 outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after March 31, 2006. The 6,000,000 shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	no shares will be eligible for sale immediately upon completion of this offering;

•	27,958,599 shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act; and

•	1,138,488 shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.
      The lock-up agreements expire 180 days after the date of this prospectus, provided that the 180-day period may be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreement. After the closing of this offering, we intend to register approximately 10,237,676 shares of common stock that have been issued or reserved for future issuance under our stock incentive plans.

Because our initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.
      The initial public offering price is substantially higher than the pro forma net tangible book value per share of common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $10.14 per share in the price you pay for our common stock as compared to its pro forma net tangible book value. Furthermore, investors purchasing common stock in this offering will own only approximately 12% of our shares outstanding even though they will have contributed 62% of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.
      Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.
      Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing the board to issue, without stockholder approval, preferred stock rights senior to those of common stock;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.
      In addition, the provisions of Section 203 of the Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.
      These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. See “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock — Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute.”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $42.1 million, after deducting underwriters’ discounts and commissions and estimated offering expenses and based on an initial public offering price of $12.00 per share. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.
      We have no current specific plan for the use of the proceeds of the offering or a significant portion thereof. The principal reasons for this offering are to increase our working capital, create a public market for our common stock, provide liquidity for our existing stockholders, improve our ability to access the capital markets in the future and for general corporate purposes. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own, as we did in October 2004 when we acquired BizBuySell. We have no agreements or commitments for any acquisitions or investments.
      The amounts and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our sales and marketing activities, product development efforts, and competitive pressures. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

CAPITALIZATION
      The following table summarizes our capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis reflecting the conversion of all outstanding shares of our Series A, Series B and Series C preferred stock on a one-for-one basis into an aggregate of 22,545,528 shares of our common stock effective immediately prior to the completion of this offering, for a total of 31,281,340 shares of common stock; and

•	on a pro forma as adjusted basis reflecting the conversion described above and the receipt by us of the net proceeds from the sale of 4,000,000 shares of common stock in this offering at an initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The 4,000,000 shares that we are selling in this offering include 3,470,717 newly issued shares and 529,283 issued and outstanding shares which are being sold by LoopNet Holdings LLC on behalf of LoopNet, Inc.
      You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share data)
Redeemable convertible preferred stock, $.001 par value, 32,795,752 shares authorized: 22,545,528 shares issued and outstanding at March 31, 2006; no shares issued and outstanding, pro forma and pro forma adjusted.	$39,964	$—	$—
Stockholders’ equity (deficit):
Common stock, $.001 par value, 100,000,000 shares authorized; 8,735,812 shares issued and outstanding at March 31, 2006 31,281,340 shares issued and outstanding, pro forma; 34,752,057 shares issued and outstanding, pro forma as adjusted	9	31	35
Additional paid in capital	11,792	51,734	93,870
Other comprehensive income	(35)	(35)	(35)
Accumulated deficit	(19,606)	(19,606)	(19,606)

Total stockholders’ equity (deficit)	(7,840)	32,124	74,264

Total capitalization	$32,124	$32,124	74,264

      The number of shares in the table above excludes:

•	an aggregate of 2,848,304 shares of common stock issuable upon the exercise of warrants for preferred stock which will become exercisable for common stock after this offering, at an exercise price of $0.308 per share;

•	an aggregate of 3,237,676 shares of common stock subject to outstanding options as of March 31, 2006, with a weighted average exercise price of $1.42 per share; and

•	7,000,000 shares of common stock reserved for future grant under our 2006 Equity Incentive Plan, which will become effective upon completion of this offering.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of March 31, 2006 was $22.5 million, or $0.72 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our Series A, Series B and Series C preferred stock on a one-for-one basis into an aggregate of 22,545,528 shares of our common stock effective immediately prior to the completion of this offering, for a total of 31,281,340 shares of common stock. After giving effect to the sale by us of 4,000,000 shares of our common stock in this offering at the initial public offering price of $12.00 per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been $64.6 million, or $1.86 per share. This represents an immediate increase in net tangible book value of $1.14 per share to our existing stockholders and an immediate dilution of $10.14 per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$12.00
Pro forma net tangible book value per share as of March 31, 2006	$0.72
Increase per share attributable to new investors	1.14

Pro forma as adjusted net tangible book value per share after this offering		1.86

Dilution per share to new investors		$10.14

      The following table sets forth as of December 31, 2005, on a pro forma as adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an initial public offering price of $12.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration		Average
						Price Per
	Number		Percent	Amount	Percent	Share

Existing stockholders	30,752,057	(1)	88%	$29,483,000	38%	$0.96

New investors	4,000,000	(2)	12%	48,000,000	62%	12.00

Total	34,752,057		100.0%	$77,483,000	100.0%	2.23

(1)	Does not include 529,283 shares being sold by LoopNet Holdings LLC on behalf of LoopNet, Inc.

(2)	Includes 529,283 shares being sold by LoopNet Holdings LLC on behalf of LoopNet, Inc.
      The tables and calculations above are based on the number of shares of common stock outstanding as of March 31, 2006 and exclude:

•	2,848,304 shares of common stock issuable upon the exercise of warrants for preferred stock which will become exercisable for common stock after this offering, at an exercise price of $0.308 per share;

•	an aggregate of 3,237,676 shares of common stock subject to outstanding options as of March 31, 2006, with a weighted average exercise price of $1.42 per share; and

•	7,000,000 shares of common stock reserved for future grant under our 2006 Equity Incentive Plan, which will become effective upon completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
      You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
      The consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for each of the three years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared this unaudited financial information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our Series A, Series B, and Series C preferred stock from their dates of original issuance. Our historical results are not necessarily indicative of results to be expected for future periods.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except per share data)					(unaudited)
Consolidated Statements of Operations Data:
Revenues	$3,979	$7,019	$10,480	$17,036	$30,977	$6,213	$10,226
Cost of revenues(1)	1,600	1,254	1,984	2,562	3,825	872	1,228

Gross profit	2,379	5,765	8,496	14,474	27,152	5,341	8,998
Operating expenses(1):
Sales and marketing	5,205	1,743	1,704	3,193	6,252	1,196	1,949
Technology and product development	3,879	3,574	2,289	2,686	3,746	1,086	960
General and administrative	5,386	3,278	3,180	4,889	5,955	1,194	1,478

Total operating expenses	14,470	8,595	7,173	10,768	15,953	3,476	4,387

Income (loss) from operations	(12,091)	(2,830)	1,323	3,706	11,199	1,865	4,611
Interest income, net	29	2	21	98	487	59	255
Other income (expense), net	(204)	232	261	34	7	—	(2)

Income (loss) from continuing operations	(12,266)	(2,596)	1,605	3,838	11,693	1,924	4,864
Discontinued operations:
Loss from discontinued operations	(539)	(223)	—	—	—	—	—
Gain on sale of assets, net	—	630	287	—	—	—	—

Income (loss) from discontinued operations	(539)	407	287	—	—	—	—

Income (loss) before taxes	(12,805)	(2,189)	1,892	3,838	11,693	1,924	4,864
Income tax expense (benefit)	—	—	188	118	(7,243)	61	1,899

Net income (loss)	$(12,805)	$(2,189)	$1,704	$3,720	$18,936	$1,863	$2,965

(1) Stock-based compensation is allocated as follows:
Cost of revenues	$—	$—	$—	$1	$18	$2	$8
Sales and marketing	1,559	—	—	251	146	31	51
Technology and product development	—	—	—	236	350	268	23
General and administrative	—	—	—	1,188	150	74	32

Total	$1,559	$—	$—	$1,676	$664	$375	$114

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except per share data)					(unaudited)
Basic net income (loss) per share
Income (loss) from continuing operations	$(3.50)	$(0.73)	$—	$0.06	$0.58	$0.05	$0.08
Income (loss) from discontinued operations	(0.16)	0.12	—	—	—	—	—

Basic net income (loss) per share	$(3.66)	$(0.61)	$—	$0.06	$0.58	$0.05	$0.08

Diluted net income (loss) per share
Income (loss) from continuing operations	$(3.50)	$(0.73)	$—	$0.04	$0.54	$0.03	$0.06
Income (loss) from discontinued operations	(0.16)	0.12	—	—	—	—	—

Diluted net income (loss) per share	$(3.66)	$(0.61)	$—	$0.04	$0.54	$0.03	$0.06

Pro forma basic net income per share					$0.65	$0.07	$0.10

	As of December 31,					As of March 31,

	2001	2002	2003	2004	2005	2006

						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,349	$2,461	$5,174	$8,724	$21,865	$27,468
Working capital	2,974	999	2,915	5,099	16,939	21,250
Total assets	7,219	3,840	6,034	12,971	35,177	40,031
Total liabilities	3,439	2,242	2,727	4,255	6,604	7,907
Redeemable convertible preferred stock	39,712	39,712	39,712	39,712	39,962	39,964
Total stockholders’ deficit	(35,932)	(38,114)	(36,405)	(30,996)	(11,389)	(7,840)

						Three Months
	Year Ended December 31,					Ended March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands)					(unaudited)
Consolidated Statement of Cash Flows Data:
Cash flow provided by (used in) operating activities	$(9,661)	$(2,528)	$2,944	$6,921	$14,490	$2,607	$6,290
Depreciation and amortization	919	785	377	278	505	104	149
Capital expenditures	32	110	243	500	719	53	207

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except operating data)					(unaudited)
Other Operating Data (unaudited):
LoopNet registered members at end of period	269,779	327,436	450,876	703,111	1,116,589	800,712	1,265,308
LoopNet premium members at end of period	5,797	13,692	21,203	35,482	57,461	42,142	64,806

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”
Overview
      We are a leading online marketplace for commercial real estate in the United States, based on the number of monthly unique visitors to our marketplace, which averaged approximately 500,000 unique visitors per month during 2005 and over 590,000 per month during the first three months of 2006, as reported by ComScore/MediaMetrix. ComScore/MediaMetrix defines a unique visitor as an individual who visited any content of a website, a category, a channel, or an application. Our online marketplace, available at www.LoopNet.com, enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease and submit detailed information on property listings including qualitative descriptions, financial and tenant information, photographs and key property characteristics in order to find a buyer or tenant. We offer two types of memberships on the LoopNet online marketplace. Basic membership is available free-of-charge, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to LoopNet property listings, as well as numerous other features. The minimum term of a premium membership subscription is one month.
      We believe that the key metrics that are material to an analysis of our business are the number of our registered members, the number of our premium members, the rate of conversion of our basic members to premium members, and the cancellation rate of our premium members. We also believe that the number of listings on our marketplace is a key metric, as it affects the attractiveness of our website to current and potential customers. Our total membership has grown from approximately 449,000 members as of December 31, 2003 to over 1.1 million members as of December 31, 2005 and over 1.2 million members as of March 31, 2006. Our base of premium members has grown from over 21,000 premium members as of December 31, 2003 to over 57,000 premium members as of December 31, 2005 and over 64,000 premium members as of March 31, 2006. Historically, our average monthly rate of conversion of basic members to premium members has been approximately five percent, and our average monthly cancellation rate for premium members has ranged between three and five percent. Premium membership fees have driven the majority of our growth in revenues since 2001 and were the source of approximately 80% of our revenues in 2005 and in the three months ended March 31, 2006. The number of listings on our marketplace has grown from approximately 224,000 as of December 31, 2003 to approximately 335,000 as of December 31, 2005 and approximately 360,000 as of March 31, 2006.
Our Revenues and Expenses
      Our primary sources of revenues are:

•	LoopNet premium membership fees;

•	BizBuySell BrokerWorks membership fees and paid listings;

•	LoopLink product license fees; and

•	advertising on, and lead generation from, our marketplaces.

      Our revenues have grown significantly in the past three years from $10.5 million in 2003, to $17.0 million in 2004, and to $31.0 million in 2005. We had revenues of $10.2 million in the three months ended March 31, 2006. We have been profitable and cash flow positive each quarter since the second quarter of 2003. The key factors influencing our growth in revenues are:

•	the increased adoption of our premium membership services by the commercial real estate industry; and

•	our acquisition of BizBuySell in October, 2004, and the increased adoption of our services by the operating business for sale industry.
      Our ability to continue to grow our revenues will largely depend on our ability to expand the number of users of www.LoopNet.com and www.BizBuySell.com and to convince those users to upgrade to our paid services, especially premium membership.
      We derive the substantial majority of our revenues from customers that pay monthly fees for a suite of services to market and search for commercial real estate and operating businesses. Our fee for our LoopNet premium members is currently $49.95 per month, discounted to $44.95 per month for a quarterly membership and $39.95 per month for an annual membership, with each paid in advance for the subscription period. The minimum term of a premium membership subscription is one month. A customer choosing to cancel a discounted annual or quarterly membership will receive a refund based on the number of months the membership was used and charging the customer at the monthly rate rather than at the discounted quarterly or annual rates. We also license our LoopLink product to commercial real estate brokerage firms who pay a monthly, quarterly or annual fee. For our BrokerWorks product at BizBuySell, we charge $39.95 per month. We also charge fees associated with marketing individual businesses listed on BizBuySell.
      Revenues from other sources include advertising and lead generation revenues from both our LoopNet and BizBuySell marketplaces, which are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Advertising rates are dependent on the services provided and the placement of the advertisements. To date, the duration of our advertising commitments has generally averaged two to three months.
      The largest component of our expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for salespeople. These expenses are categorized in our statements of operations based on each employee’s principal function.
Critical Accounting Policies and Estimates
      Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates under different assumptions or conditions.
      Our significant accounting policies are described in Note 1 to the consolidated financial statements included in this prospectus, and of those policies, we believe that the accounting policies discussed below involve the greatest degree of complexity and exercise of judgment by our management. Accordingly, we believe the following policies are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition
      We derive the substantial majority of our revenues from premium membership fees for our online marketplaces. We recognize revenues, under the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. For the majority of our revenues, payments for LoopNet premium memberships, revenues are recognized immediately on a monthly basis as such accounts are charged. Payments that we receive in advance of services being rendered, such as advance payments on annual and quarterly subscriptions by our premium members, are recorded as deferred revenue and recognized on a straight-line basis over the service period.

Income Taxes
      Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period, plus or minus the change during the period in deferred tax assets and liabilities. In the fourth quarter of 2005, we determined that it was more likely than not that we would generate sufficient taxable income from operations in the future to be able to realize tax benefits arising from the use of a portion of our net operating loss carryforwards. Prior to the fourth quarter of 2005, we recorded a valuation allowance on the deferred tax assets associated with these future tax benefits because we were not certain we would generate sufficient taxable income in the future to utilize the net operating loss carryforwards. During 2005 we utilized $14.1 million of net operating loss carryforwards against 2005 taxable income in addition to $13.6 million of net operating loss carryforwards utilized from the release of the valuation allowance based on projected future income and net operating loss carryforward limitations as discussed below. The release of a portion of the valuation allowance in the fourth quarter of 2005 resulted in a tax benefit of approximately $7.6 million that was recognized in our results from operations. As of December 31, 2005, we continued to maintain a valuation allowance of approximately $12.0 million for certain federal and state net operating loss and tax credit carryforwards due to the uncertainty of realization.
      At December 31, 2005, we had approximately $39 million of federal and $19 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2017 for federal and 2009 for state purposes, respectively. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards is limited based upon changes in the percentage of our ownership. As a result of prior ownership changes, we believe that we will be limited to using approximately $9.6 million of net operating losses to offset taxable income in 2006 and approximately $2.0 million in 2007 and each year thereafter until 2021.
      The difference between our effective income tax rate and the federal statutory rate is primarily a function of the valuation allowance provided against the net deferred tax assets and permanent differences. Our future effective income tax rate will depend on various factors, such as changes in our valuation allowance, pending or future tax law changes including rate changes and the tax benefit from research and development credits, potential limitations on the use of federal and state net operating losses, and state taxes.

Website Development Costs
      In March 2000, the Emerging Issues Task Force (EITF) issued EITF 00-2, “Accounting for Web Site Development Costs,” which addresses whether certain development costs should be capitalized or expensed. Because our current website development costs relate to routine maintenance and operating costs, we expense such costs as incurred.

Stock-Based Compensation
      In the first quarter of 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R), which revises SFAS 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS 123R requires that share-based payment transactions with employees be recognized in the financial statements based on their value and recognized as compensation expense over the vesting period.

Prior to FAS 123R we disclosed the pro forma effects of FAS 123 under the minimum value method. We adopted SFAS 123R effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006. The adoption of SFAS 123R in the first quarter of 2006 resulted in the recognition of additional stock-based compensation expense of $51,000, a reduction in net income of $31,000 (net of tax benefits of $20,000), and no change in basic and diluted earnings per share.
      Under SFAS 123R we calculated the fair value of stock option grants using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 6.1 years for the expected term, 53% for the expected volatility, 4.55% for the risk free rate and 0% for dividend yield for the three month period ended March 31, 2006. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.
      The weighted average expected option term for 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107 (SAB 107), which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.
      Estimated volatility for fiscal 2006 also reflects the application of SAB 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.
      Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and related Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. We amortize deferred stock-based compensation using the straight-line method over the vesting period.
      The accounting for and disclosure of employee equity instruments requires judgment by our management on a number of assumptions, including the fair value of the underlying instrument, estimated lives of the outstanding instruments, and the instrument’s volatility. Changes in key assumptions will impact the valuation of such instruments. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based on several factors, including, but not limited to, our operating and financial performance and internal valuation analyses considering key terms and rights of the related instruments. As of March 31, 2006, the intrinsic value of outstanding vested options was $13.5 million, based on the public offering price of $12.00 per share. As of March 31, 2006, the intrinsic value of outstanding unvested options was $20.8 million, based on the public offering price of $12.00 per share.
      Our board of directors estimated the fair value of common stock for options granted during the two-year period prior to the filing of this registration statement, with input from our management, using the market approach. Contemporaneous valuations by an unrelated party were not obtained prior to the fourth quarter of 2005 because we continued to focus financial and management resources on expanding our business, and we believed our board of directors had considerable experience in the valuation of emerging companies. In addition, until the second quarter of 2005, we did not believe a liquidity event such as an initial public offering would occur until 2007.
      In November 2005, as we began to prepare for our initial public offering and our 2005 year-end audit, we engaged an independent valuation specialist to perform retrospective assessments of the fair value of common stock and to assist management as it compared such assessments to the initial estimate of fair value as determined by our board of directors. Based in part on such valuation and other information considered by our management and board of directors, we have recorded deferred stock-based employee compensation for those grants where the retrospective reassessment of fair value exceeds the initial grant exercise price.

      Significant assumptions and methodologies used in determining fair value. Determining the fair value of our stock requires making complex and subjective judgments. At each quarter during the two-year period ended December 31, 2005, the independent valuation specialist considered a combination of valuation methodologies, including income, market and transaction approaches, using the following key assumptions:

•	comparable company revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) multiples;

•	our historical and projected revenues, EBITDA and cash flow; and

•	comparable company sale transactions.
      Significant factors contributing to the difference between fair value as of the date of each grant and estimated IPO price. As disclosed more fully in Note 8 to the consolidated financial statements included in this prospectus, we granted stock options with exercise prices ranging from $0.10 to $4.08 per share during the two-year period ended December 31, 2005. During this period, we determined that the fair value of our common stock increased from $0.07 to $4.08 per share. We have recorded deferred stock-based compensation for any difference between the initial exercise price of options granted and our retrospective assessment of fair value. The more significant reasons for the difference between the range of fair value used in estimating deferred stock-based compensation during this two-year period and the then-estimated initial public offering price of $12.00 per share, are as follows:

•	these stock options were generally subject to vesting over a four-year period;

•	there has been no public market for the shares issuable upon exercise of these options;

•	all of the shares were subject to a right of first refusal held by us; and

•	a $49.5 million preferred stock liquidation preference, to be paid in the event of a sale of LoopNet, prior to any payments to the common stock.
      Over the past two years, we have revised our estimates of the fair value of our common stock as our performance and prospects for a successful initial public offering have improved. Our revenues and earnings in the first quarter of 2005 substantially exceeded our expectations. In April, 2005, based on our favorable results for the first quarter of 2005, we revised our long-term financial plan. The revised financial plan included revenue and earnings projections that had been accelerated by close to twelve months from the previous long-term financial plan presented to our board of directors in October, 2004. Prior to this upward revision in our long-term financial plan, we believed we would not have the adequate revenues and earnings scale to consider an initial public offering until 2007. Consequently, prior to April, 2005, we believed that the probability of undertaking an initial public offering was low, and that a future sale of our company represented the most likely alternative to continued operation of our business. Given the substantial liquidation preferences of our mandatorily redeemable convertible preferred stock applicable in a sale, the fair value of a share of our common stock was considerably lower than the fair value of a share of our preferred stock.
      As a result of the significant improvements in our performance in the first quarter of 2005, we began to explore in the second quarter of 2005 the possibility of an initial public offering with several informal meetings with investment banks. The informal meetings with the investment banks indicated that we could be a candidate for an initial public offering by the middle of 2006 if we stayed on track to meet or exceed the updated financial plan that was presented to our board of directors in the April, 2005 meeting. At the April, 2005 meeting of our board of directors, the possibility of an initial public offering was first formally discussed. Our management was at that time instructed by our board of directors to explore the possibility of an initial public offering by further meetings with investment bankers. At the September, 2005 meeting of our board of directors, our management was authorized by our board of directors to commence formal interviews with investment banks and to select a likely lead underwriter for an initial public offering. The selection of the lead underwriter by our management was discussed at the November, 2005 meeting of our board of directors. During the fourth quarter of 2005, due to the increased likelihood of an eventual initial public offering, our board of directors significantly increased the fair value assumption of our common stock, recognizing the reduced risk of the liquidation preferences for our preferred stock diluting the value of our common stock.
      In January, 2006, we held our organization meeting as an initial step in the initial public offering process. We believed at the time that prior to our proposed initial public offering, we needed to, among other things, increase our revenues and earnings run rate, and that completing a successful offering in the second quarter of 2006 would not be viable if we did not meet these milestones.
Seasonality and Cyclicality
      The commercial real estate market is influenced by annual seasonality factors, as well as by overall economic cycles. The market is large and fragmented, and different segments of the industry are influenced differently by various factors. Broadly speaking, the commercial real estate industry has two major components: tenants leasing space from owners or landlords, and the investment market for buying and selling properties.
      We have experienced seasonality in our business in the past, and expect to continue to experience it in the future. While individual geographic markets vary, commercial real estate transaction activity is fairly consistent throughout the year, with the exception of a slow-down during the end-of-year holiday period. The impact that this has had on our business is that the growth rate we have seen in the fourth quarter of each year, while positive, has been slower than in the first three quarters of each year. We expect this pattern to continue.
      The commercial real estate industry has historically experienced cyclicality. The different segments of the industry, such as office, industrial, retail, multi-family, and others, are influenced differently by different factors, and have historically moved through cycles with different timing. The “for lease” and “for sale” components of the market also do not necessarily move on the same timing cycle. We do not believe that our results to date have been significantly affected by industry cycles.
Results of Operations
      The following table presents our historical operating results as a percentage of revenues for the periods indicated:

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	18.9	15.0	12.3	14.0	12.0

Gross profit	81.1	85.0	87.7	86.0	88.0
Operating expenses:
Sales and marketing	16.3	18.7	20.2	19.2	19.0
Technology and product development	21.8	15.8	12.1	17.5	9.4
General and administrative	30.3	28.7	19.2	19.2	14.5

Total operating expenses	68.4	63.2	51.5	55.9	42.9
Income from operations	12.7	21.8	36.2	30.1	45.1
Interest income, net	0.2	0.5	1.6	0.9	2.5
Other income, net	2.5	0.2	—	0.0	0.0

Income from continuing operations	15.4	22.5	37.8	31.0	47.6
Gain on sale of assets, net	2.7	—	—	0.0	0.0
Income before taxes	18.1	22.5	37.8	31.0	47.6
Income tax expense (benefit)	1.8	0.7	(23.3)	1.0	18.6

Net income	16.3%	21.8%	61.1%	30.0%	29.0%

Comparison of Three Months Ended March 31, 2006 and 2005

Revenues

	Three Months Ended March 31,

				Percent
	2005	2006	Increase	Change

	(dollars in thousands)
Revenues	$6,213	$10,226	$4,013	64.6%
Premium members at March 31	42,141	64,806	22,665	53.8%
      The increase in revenues was due primarily to increased adoption of our premium membership product, as well as an increase of approximately 8% in the average monthly price of a premium membership.
      We anticipate that revenues will not increase in the future at the same percentage rate as in previous periods, as the rate of premium member growth should decline on a percentage basis as a result of our larger premium member base.

Cost of Revenues

	Three Months Ended March 31,

				Percent
	2005	2006	Increase	Change

	(dollars in thousands)
Cost of revenues	$872	$1,228	$356	40.8%
Percentage of revenues	14.0%	12.0%
      Cost of revenues consists of the expenses associated with the operation of our website, including depreciation of network infrastructure equipment, salaries and benefits of network operations personnel, Internet connectivity and hosting costs. Cost of revenues also includes salaries and benefits expenses associated with our data quality, data import and customer support personnel and credit card and other transaction fees relating to processing customer transactions.
      The increase in cost of revenues was due to an increase in salaries and benefit costs related to an increase in the number of data quality, data import and customer support personnel, which was required in order to support our increased property listing and user activity. Also contributing to the increased cost of revenues was higher credit card fees due to the growth in revenues.
      Our cost of revenues has historically not increased on a percentage basis at the same rate as our growth in premium members because certain of the cost items included in our cost of revenues, such as hosting fees and other network infrastructure costs, have not increased in proportion to our growth in premium members.
      We expect cost of revenues to increase in absolute dollar amounts as we continue to expand our business, but to remain relatively consistent as a percentage of revenues.

Sales and Marketing

	Three Months Ended March 31,

				Percent
	2005	2006	Increase	Change

	(dollars in thousands)
Sales and marketing	$1,196	$1,949	$753	63.0%
Percentage of revenues	19.2%	19.0%
      Sales and marketing expenses consist of the compensation and associated costs for sales and marketing personnel, advertising expenses as well as public relations and other promotional activities.
      The increase in sales and marketing expenses was due largely to an increase in the number of sales personnel added since March 31, 2005, and increased commissions paid as a result of growth in our revenues. Additionally, advertising costs were higher, primarily to attract new members to our online marketplace.

      We expect sales and marketing expenses to increase in absolute dollar amounts, and potentially as a percentage of revenues, as we continue to expand our marketing program to attract and retain premium members and launch and support new products and services.

Technology and Product Development

	Three Months Ended March 31,

				Percent
	2005	2006	Decrease	Change

	(dollars in thousands)
Technology and product development	$1,086	$960	$(126)	(11.6)%
Percentage of revenues	17.5%	9.4%
      Technology and product development costs include expenses for the research and development of new products and services, as well as improvements to and maintenance of existing products and services.
      The decrease in technology and product development expenses was due primarily to stock-based compensation charges of $268,000 in the three months ended March 31, 2005 compared to $22,000 for the three months ended March 31, 2006 partially offset by increases in salaries and related costs associated with an increase in headcount to assist in the launch of new products and services and the maintenance of our existing services. As a percentage of revenues, technology and product development expenses decreased due primarily to the growth in revenues.
      We expect technology and product development expenses to increase in absolute dollar amounts as we hire more personnel and continue to build the infrastructure required to support the development of new products and services, but to remain relatively consistent as a percentage of revenues.

General and Administrative

	Three Months Ended March 31,

				Percent
	2005	2006	Increase	Change

	(dollars in thousands)
General and administrative	$1,194	$1,478	$284	23.8%
Percentage of revenues	19.2%	14.5%
      General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, billing and human resources personnel. These costs also include insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal and audit fees.
      The increase in general and administrative expenses was due primarily to higher office rent associated with our growth in personnel, increased salaries and related costs and professional fees. As a percentage of revenues, general and administrative expenses decreased, due primarily to growth in revenues.
      We expect general and administrative expenses to increase in absolute dollar amounts and to increase as a percentage of revenues. Operating as a public company will present additional management and reporting requirements that will significantly increase our directors’ and officers’ liability insurance premiums and professional fees both in absolute dollars and as a percentage of revenues. We also anticipate hiring additional personnel to help manage future growth and our operations as a public company.

Stock-Based Compensation
      Expenses associated with stock-based compensation were $114,000 in the three months ended March 31, 2006 compared to $375,000 in the three months ended March 31, 2005.
      In the first quarter of 2005, we received a promissory note from a certain named executive officer at the then-applicable Federal rate, which was subsequently deemed to be less than the fair-market rate. This note was received as payment for stock options then exercised. As a result, the related stock options were revalued as of the exercise date, resulting in stock-based compensation charges of $236,000.

      Stock-based compensation has been allocated as follows:

	Three Months Ended March 31,

			Increase/	Percent
	2005	2006	(Decrease)	Change

	(dollars in thousands)
Cost of revenues	$2	$8	$6	300.0%
Sales and marketing	31	51	20	64.5%
Technology and product development	268	23	(245)	(91.4)%
General and administrative	74	32	(42)	(56.8)%

Total	$375	$114	$(261)	(69.6)%

Interest Income
      Interest income increased by $196,000 to $255,000 in the three months ended March 31, 2006, from $59,000 in the three months ended March 31, 2005. This increase was primarily due to higher interest rates and a higher average cash balance. As of March 31, 2006, we held $27.5 million in cash, cash equivalents and short-term investments, compared to $11.3 million in cash, cash equivalents and short-term investments as of March 31, 2005.

Income Taxes
      We recorded a provision for income taxes of $1.9 million for the three month ended March 31, 2006, based upon a 39% effective tax rate. The effective tax rate is based upon our estimated fiscal 2006 income before the provision for income taxes. To the extent the estimate of fiscal 2006 income before the provision for income taxes changes, our provision for income taxes will change as well. The provision for income taxes of $61,000 for the three month period ended March 31, 2005 consists of amounts accrued for our estimated fiscal 2005 federal and state income tax liability and takes into consideration the utilization of net operating loss carryforwards.

Comparison of Years Ended December 31, 2005 and 2004

Revenues

	Year Ended December 31,

				Percent
	2004	2005	Increase	Change

	(dollars in thousands)
Revenues	$17,036	$30,977	$13,941	81.8%
Premium members at year-end	35,482	57,461	21,979	61.9%
      The increase in revenues was due primarily to increased adoption of our premium membership product, as well as an increase of approximately 10% in the average monthly price of a premium membership. Higher revenues from the BizBuySell operations were driven by increased product sales and the inclusion of a full year of results in 2005 as compared to three months of results in 2004, following our acquisition of BizBuySell on October 1, 2004.

Cost of Revenues

	Year Ended December 31,

				Percent
	2004	2005	Increase	Change

	(dollars in thousands)
Cost of revenues	$2,562	$3,825	$1,263	49.3%
Percentage of revenues	15.0%	12.3%

      Cost of revenues consists of the expenses associated with the operation of our website, including depreciation of network infrastructure equipment, salaries and benefits of network operations personnel, Internet connectivity and hosting costs. Cost of revenues also includes salaries and benefits expenses associated with our data quality, data import and customer support personnel and credit card and other transaction fees relating to processing customer transactions.
      The increase in cost of revenues was due to an increase in salaries and benefit costs related to an increase in the number of data quality, data import and customer support personnel, which was required in order to support our increased property listing and user activity. Also contributing to the increased cost of revenues was higher credit card fees due to the growth in revenues.
      Our cost of revenues has historically not increased on a percentage basis at the same rate as our growth in premium members because certain of the cost items included in our cost of revenues, such as hosting fees and other network infrastructure costs, have not increased in proportion to our growth in premium members.

Sales and Marketing

	Year Ended December 31,

				Percent
	2004	2005	Increase	Change

	(dollars in thousands)
Sales and marketing	$3,193	$6,252	$3,059	95.8%
Percentage of revenues	18.7%	20.2%
      Sales and marketing expenses consist of the compensation and associated costs for sales and marketing personnel, advertising expenses as well as public relations and other promotional activities.
      The increase in sales and marketing expenses was due largely to an increase in the number of sales personnel added in 2005, and increased commissions paid as a result of growth in our revenues. In addition, the increase in sales and marketing expenses was due in part to a special incentive compensation program for the former general manager of BizBuySell that was terminated and paid out in December, 2005. The amounts applied to sales and marketing expenses were $868,000 in 2005 and $85,000 in 2004. The salary and benefit costs for the former general manager of the BizBuySell operation are split equally between sales and marketing expenses and general and administrative expenses. Additionally, we increased advertising costs in 2005, primarily to attract new members to our online marketplace.

Technology and Product Development

	Year Ended December 31,

				Percent
	2004	2005	Increase	Change

	(dollars in thousands)
Technology and product development	$2,686	$3,746	$1,060	39.5%
Percentage of revenues	15.8%	12.1%
      Technology and product development costs include expenses for the research and development of new products and services, as well as improvements to and maintenance of existing products and services.
      The increase in technology and product development expenses was due primarily to increases in salaries and related costs associated with an increase in headcount to assist in the launch of new products and services and the maintenance of our existing services. As a percentage of revenues, technology and product development expenses decreased due primarily to the growth in revenues.

General and Administrative

	Year Ended December 31,

				Percent
	2004	2005	Increase	Change

	(dollars in thousands)
General and administrative	$4,889	$5,955	$1,066	21.8%
Percentage of revenues	28.7%	19.2%
      General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, billing and human resources personnel. These costs also include insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal and audit fees.
      The increase in general and administrative expenses was due to higher office rent associated with our growth in personnel, and higher professional fees. In addition, the increase in general and administrative expenses was due in part to a special incentive compensation program for the former general manager of BizBuySell that was terminated and paid out in December, 2005. The amounts applied to general and administrative expenses were $868,000 in 2005 and $85,000 in 2004. The increase in general and administrative expenses was partially offset by higher stock-based compensation charges of $1.2 million in 2004 compared to $150,000 in 2005.

Stock-Based Compensation
      Expenses associated with stock-based compensation decreased by $1.0 million to $664,000 in the twelve months ended December 31, 2005 from $1.7 million in the twelve months ended December 31, 2004.
      During 2004 and 2005, we received promissory notes from certain named executive officers at the then-applicable Federal rate, which was subsequently deemed to be less than the fair-market rate. These notes were received as payment for stock options then exercised and restricted stock then purchased. As a result, the related stock options and restricted stock were revalued as of the exercise date, resulting in stock-based compensation charges of $1,673,000 and $236,000 in 2004 and 2005, respectively. Also included in stock-based compensation expenses are $3,000 and $428,000 for 2004 and 2005, respectively, related to amortization of deferred compensation expense for stock options and restricted stock issued to employees at an exercise price that was less than the reassessed value of the underlying stock at the date of grant.
      Stock-based compensation has been allocated as follows:

	Year Ended December 31,

			Increase/	Percent
	2004	2005	(Decrease)	Change

	(dollars in thousands)
Cost of revenues	$1	$18	$17	1700.0%
Sales and marketing	251	146	(105)	(41.8)%
Technology and product development	236	350	114	48.3%
General and administrative	1,188	150	(1,038)	(87.4)%

Total	$1,676	$664	$(1,012)	(60.4)%

Interest Income
      Interest income increased by $389,000 to $487,000 in 2005, from $98,000 in 2004. This increase was primarily due to higher interest rates and a higher average cash balance. As of December 31, 2005, we held $21.9 million in cash, cash equivalents and short-term investments, compared to $8.7 million in cash, cash equivalents and short-term investments as of December 31, 2004.

Income Taxes
      Income tax expense in 2005 decreased by $7.4 million from income tax expense in 2004, due to a tax benefit of $7.6 million. This decrease was the result of the release of a portion of our valuation allowance on our deferred tax asset, related to our net operating loss carryforwards, based upon our recent positive operating results. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards is limited based upon changes in the percentage of our ownership. As a result of prior ownership changes, we believe that we will be limited to using approximately $9.6 million of net operating losses to offset taxable income in 2006 and approximately $2.0 million in 2007 and each year thereafter until 2021.

Comparison of Years Ended December 31, 2004 and 2003

Revenues

	Year Ended December 31,

				Percent
	2003	2004	Increase	Change

	(dollars in thousands)
Revenues	$10,480	$17,036	$6,556	62.6%
Premium members at year-end	21,203	35,482	14,279	67.3%
      The increase in revenues was due primarily to increased adoption of our premium membership product, as well as an increase of approximately 5% in the average monthly price of a premium membership.

Cost of Revenues

	Year Ended December 31,

				Percent
	2003	2004	Increase	Change

	(dollars in thousands)
Cost of revenues	$1,984	$2,562	$578	29.1%
Percentage of revenues	18.9%	15.0%
      The increase in cost of revenues was due to an increase in salaries and benefit costs related to an increase in the number of data quality, data import and customer support personnel, which was required in order to support our increased property listing and user activity. Also contributing to the increased cost of revenues was higher credit card fees due to the growth in revenues.
      Our cost of revenues has historically not increased on a percentage basis at the same rate as our growth in premium members because certain of the cost items included in our cost of revenues, such as hosting fees and other network infrastructure costs, have not increased in proportion to our growth in premium members.

Sales and Marketing

	Year Ended December 31,

				Percent
	2003	2004	Increase	Change

	(dollars in thousands)
Sales and marketing	$1,704	$3,193	$1,489	87.4%
Percentage of revenues	16.3%	18.7%
      The increase in sales and marketing expenses was due largely to an increase in the number of sales personnel added in 2004, increased commissions paid as a result of growth in our revenues and stock-based compensation charges of $251,000 in 2004. Additionally, we increased advertising costs, primarily to attract new members to our online marketplace.

Technology and Product Development

	Year Ended December 31,

				Percent
	2003	2004	Increase	Change

	(dollars in thousands)
Technology and product development	$2,289	$2,686	$397	17.3%
Percentage of revenues	21.8%	15.8%
      The increase in technology and product development expenses was due to increases in salaries and related costs associated with an increase in headcount to assist in the launch of new services, the maintenance of our existing services and stock-based compensation charges of $236,000 in 2004. As a percentage of revenues, technology and product development expenses decreased due primarily to the growth in revenues.

General and Administrative

	Year Ended December 31,

				Percent
	2003	2004	Increase	Change

	(dollars in thousands)
General and administrative	$3,180	$4,889	$1,709	53.7%
Percentage of revenues	30.3%	28.7%
      The increase in general and administrative expenses was due to increased salaries and related costs and professional fees and stock-based compensation charges of $1.2 million.

Stock-Based Compensation
      Expenses associated with stock-based compensation increased to $1.7 million in 2004, from zero in 2003. The increase was primarily related to promissory notes issued to certain named executive officers at the Applicable Federal Rate, which was subsequently deemed to be less than the fair-market rate. These notes were received as payment for stock options then exercised and restricted stock then purchased. As a result, the related stock options and restricted stock were revalued as of the exercise date, resulting in stock-based compensation expense of $1.7 million.
      Stock-based compensation has been allocated as follows:

			Increase/
	Year End	ed0Decemb	er c31,se)

	(dollars in thousands)
Cost of revenues	$—	$1	$1
Sales and marketing	—	251	251
Technology and product development	—	236	236
General and administrative	—	1,188	1,188

Total	$—	$1,676	$1,676

Interest Income
      Interest income increased by $77,000 to $98,000 in 2004, from $21,000 in 2003. The increase was due to a higher average cash balance. As of December 31, 2004, we held $8.7 million in cash, cash equivalents and short-term investments, compared to $5.2 million in cash, cash equivalents and short-term investments as of December 31, 2003.

Income Taxes
      Income tax expense decreased by $70,000 to $118,000 in 2004, from $188,000 in 2003. This decrease was due to the state of California allowing net operating losses to offset taxable income and the associated tax liability in 2004, but not allowing net operating losses to offset taxable income in 2003.

Quarterly Consolidated Statements of Income Data
      The following tables present the unaudited consolidated statements of income data for the nine quarters ended March 31, 2006 in dollars and as a percentage of revenues. This quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This data should be read in conjunction with our audited consolidated financial statements and the related notes included in this prospectus. Operating results for any quarter apply to that quarter only and are not necessarily indicative of results for any future period.

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006

	(in thousands)
Revenues	$3,392	$3,877	$4,417	$5,350	$6,213	$7,261	$8,379	$9,124	$10,226
Cost of revenues(1)	568	626	655	713	872	902	975	1,077	1,228

Gross profit	2,824	3,251	3,762	4,637	5,341	6,359	7,404	8,047	8,998
Operating expenses(1):
Sales and marketing	574	661	677	1,281	1,196	1,445	1,561	2,050	1,949
Technology and product development	578	600	604	904	1,086	909	852	899	960
General and administrative	838	851	925	2,275	1,194	1,323	1,582	1,855	1,478

Total operating expenses	1,990	2,112	2,206	4,460	3,476	3,677	3,995	4,804	4,387

Income from operations	834	1,139	1,556	177	1,865	2,682	3,409	3,243	4,611
Interest income	17	17	30	34	59	87	137	204	255
Other income, net	3	26	3	2	—	7	—	—	(2)

Income before taxes	854	1,182	1,589	213	1,924	2,776	3,546	3,447	4,864
Income tax expense (benefit)	17	24	32	45	61	77	97	(7,478)	1,899

Net income	$837	$1,158	$1,557	$168	$1,863	$2,699	$3,449	$10,925	$2,965

(1)	Includes stock-based compensation as follows:

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006

Cost of revenues	$0	$0	$0	$1	$2	$5	$6	$6	$8
Sales and marketing	0	0	0	251	31	36	39	40	51
Technology and product development	0	0	0	236	268	35	26	21	23
General and administrative	0	0	0	1,188	74	25	25	25	32

Total	$0	$0	$0	$1,676	$375	$101	$96	$92	$114

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	16.7	16.2	14.8	13.3	14.0	12.4	11.6	11.8	12.0

Gross profit	83.3	83.8	85.2	86.7	86.0	87.6	88.4	88.2	88.0
Operating expenses:
Sales and marketing	16.9	17.0	15.3	24.0	19.2	20.0	18.6	22.5	19.0
Technology and product development	17.0	15.5	13.7	16.9	17.5	12.5	10.2	9.9	9.4
General and administrative	24.8	21.9	21.0	42.5	19.2	18.2	18.9	20.3	14.5

Total operating expenses	58.7	54.4	50.0	83.4	55.9	50.7	47.7	52.7	42.9

Income from operations	24.6	29.4	35.2	3.3	30.1	36.9	40.7	35.5	45.1
Interest income	0.5	0.4	0.7	0.6	0.9	1.2	1.6	2.2	2.5
Other income, net	0.1	0.7	0.1	0.1	—	0.1	—	—	0.0

Income before taxes	25.2	30.5	36.0	4.0	31.0	38.2	42.3	37.7	47.6
Income tax expense (benefit)	0.5	0.6	0.7	0.9	1.0	1.1	1.2	(82.0)	18.6

Net income	24.7%	29.9%	35.3%	3.1%	30.0%	37.1%	41.1%	119.7%	29.0%

      Revenues increased sequentially in each of the quarters presented, due primarily to increased adoption of our premium membership product. The increase in revenues and expenses in the fourth quarter of 2004 was due in part to the October 1, 2004 acquisition of BizBuySell. There have been and may in the future be fluctuations in sales and marketing expenses as a result of the timing of the hiring of additional sales and marketing personnel. The increase in general and administrative expenses in the third quarter of 2005 was due in part to expenses related to preparation for compliance with the Sarbanes-Oxley Act and financial reporting as a public company. Sales and marketing expenses and general and administrative expenses for 2005 include expenses related to a special incentive compensation program for the former general manager of BizBuySell of an aggregate of $170,000 in the first quarter, $270,000 in the second quarter, $270,000 in the third quarter, and $1.0 million in the fourth quarter. These expenses were split equally between sales and marketing expenses and general and administrative expenses. This program was terminated in the fourth quarter of 2005 and there will be no expenses for this program in the future.
      In the fourth quarter of 2005, we determined that it was more likely than not that we would generate sufficient taxable income from operations to be able to realize tax benefits arising from use of our net operating loss carryforwards to reduce the income tax owed on this taxable income. The release of a portion of the valuation allowance in the fourth quarter of 2005 resulted in a tax benefit of approximately $7.6 million that was recognized in our results from operations.
Liquidity and Capital Resources
      The following table summarizes our cash flows:

				Three Months Ended
	Year Ended December 31,			March 31,

Cash flow data:	2003	2004	2005	2005	2006

				(unaudited)
	(in thousands)
Cash provided by operating activities	$2,944	$6,921	$14,490	$2,607	$6,290
Cash provided by (used in) investing activities	196	(6,415)	(1,719)	(53)	(207)
Cash provided by (used in) financing activities	(427)	18	296	12	(507)
      From our incorporation in 1997 until the first quarter of 2003, we financed our operations through private placements of our capital stock and cash acquired in the July, 2001 merger with

PropertyFirst.com, Inc. Since the first quarter of 2003, we have financed our operations through cash flow that we generate from our operations.
      As of March 31, 2006, our cash, cash equivalents and short-term investments totaled $27.5 million, compared to $21.9 million, $8.7 million and $5.2 million at December 31, 2005, 2004 and 2003, respectively.
      Cash equivalents and short-term investments consist of money market funds, and debt securities that we classify as available for sale. Our principal sources of liquidity are our cash, cash equivalents and short-term investments, as well as the cash flow that we generate from our operations. We do not currently have any commercial debt or posted letters of credit.

Operating Activities
      Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation, amortization, stock-based compensation, and the effect of changes in working capital. Net cash provided by operating activities was $2.9 million, $6.9 million and $14.5 million in the years ended December 31, 2003, 2004 and 2005, respectively. Net cash provided by operating activities was $6.3 million and $2.6 million in the three months ended March 31, 2006 and 2005, respectively. The increase in cash provided by operating activities in 2004 and 2005 and the three month period ended March 31, 2006 was primarily due to increased net income generated by the company and increases in deferred revenue related to prepaid subscriptions. The increase in net income is primarily related to higher revenue, due primarily to increased adoption of our premium membership product. The increase in deferred revenue is primarily related to an increase in the number of premium members who have prepaid for quarterly or annual subscriptions.

Investing Activities
      Cash used in investing activities in the three months ended March 31, 2006 of $207,000 was primarily attributable to capital expenditures for the purchase of computer equipment.
      Cash used in investing activities in 2005 of $1.7 million was primarily attributable to a $1.0 million contingent payment pursuant to a one-year transition agreement associated with the October 1, 2004 acquisition of BizBuySell and capital expenditures of $719,000 generally for the purchase of computer and office equipment.
      Cash used in investing activities in 2004 of $6.4 million was primarily attributable to the purchase of short-term investments of $3.0 million, a payment of $3.0 million for the October 1, 2004 acquisition of BizBuySell and capital expenditures of $500,000 for the purchase of computer and office equipment.
      Cash generated by investing activities in 2003 of $196,000 was primarily attributable to contingent proceeds of $427,000 associated with the November, 2002 sale of the AppraiserLoop line of business to Marshall & Swift, Inc., partially offset by capital expenditures of $243,000 for the purchase of computer and office equipment.

Financing Activities
      Cash used in financing activities in the three months ended March 31, 2006 of $507,000 consisted of deferred initial public offering costs, partially offset by repayments of promissory notes issued to certain named executive officers as payment for the exercising of stock options and restricted stock. Cash provided by financing activities in 2005 of $296,000 consisted of proceeds from the exercise of stock options and warrants. Cash provided by financing activities in 2004 of $18,000 consisted of proceeds from the exercise of stock options. Cash used in financing activities in 2003 of $427,000 consisted of payments of equipment financing and other debt.
      We do not have any special purpose entities, and other than operating leases for office space, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Known Future Cash Requirements
      As of March 31, 2006, our principal commitments consist of obligations under two leases for office space in San Francisco, California and Monrovia, California. The offices are currently leased under operating lease agreements which expire at various dates in 2008 and 2011.
      In January, 2003, we entered into a new lease for approximately 15,800 square feet of office space in San Francisco, California. This lease commenced in March, 2003 and has a five-year term with an expiration date of May, 2008 and a current base rent rate of approximately $388,000 per year. In August, 2005, we entered into an expansion of this lease, covering an additional 4,180 square feet of space, commencing September, 2005 and with an expiration date of May, 2008 and a current base rent of approximately $118,000 per year. In May, 2006, we entered into an additional expansion of this lease, covering an additional 3,936 square feet of space, commencing May, 2006 and with an expiration date of January 31, 2007 and a current base rent of approximately $112,000 per year.
      In January, 2005, we entered into a new lease for approximately 18,000 square feet of office space in Monrovia, California. This lease commenced in June, 2005, and has a six-year term with an expiration date of May, 2011 and a current base rent rate of approximately $445,000 per year.
      Future minimum payments under these operating leases as of December 31, 2005, are as follows:

	Payments Due by Period

	2006	2007	2008	2009	2010	2011	Total

	(in thousands)
Operating lease obligations	$945	$978	$660	$467	$476	$198	$3,724

Advertising and Media Contracts
      We purchase advertising from online vendors such as Google and Yahoo! and pay for the services on a monthly basis. We have no ongoing obligations to purchase a fixed or minimum amount with these vendors.

Future Capital Requirements
      We believe that our existing cash, cash equivalents, short-term investments and cash generated from operations, along with the anticipated net proceeds of this offering, will be sufficient to satisfy our currently anticipated cash requirements through at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and services and enhancements to existing products and services, and the continuing market acceptance of our products and services. We may need to raise additional capital through future debt or equity financing to the extent necessary to fund such activities. Additional financing may not be available at all or on terms favorable to us. Although we are currently not a party to any agreement or letter of intent with respect to investments in, or acquisitions of, complementary businesses, products, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.
Quantitative and Qualitative Disclosures About Market Risk
      The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high-quality, interest-bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less.

BUSINESS
      We are a leading online marketplace for commercial real estate in the United States, based on the number of monthly unique visitors to our marketplace, which averaged approximately 500,000 unique users per month during 2005 and over 590,000 per month during the first three months of 2006, as reported by ComScore/MediaMetrix. ComScore/ MediaMetrix defines a unique visitor as an individual who visited any content of a website, a category, a channel, or an application. Our online marketplace, available at www.LoopNet.com, enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease by submitting detailed property listing information including qualitative descriptions, financial and tenant information, photographs and key property characteristics in order to find a buyer or tenant. Commercial real estate agents, buyers and tenants use the LoopNet online marketplace to search for available property listings that meet their commercial real estate criteria. By connecting the sources of commercial real estate supply and demand in an efficient manner, we believe that our online marketplace enables commercial real estate participants to initiate and complete more transactions more cost-effectively than through other means. As of March 31, 2006, the LoopNet online marketplace contained approximately 360,000 listings for more than $296 billion of property available for sale and more than 2.8 billion square feet of property available for lease.
      To use the LoopNet online marketplace, all users must register and become registered members. Registration requires that a user create a user record, which includes basic contact information such as name and a working email address, and also requires that a user accepts our Terms of Service. Basic membership is available free-of-charge, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to LoopNet property listings, as well as numerous other features. The minimum term of a premium membership subscription is one month, with discounts available for quarterly or annual subscriptions. A customer choosing to cancel a discounted annual or quarterly membership will receive a refund based on the number of months the membership was used and charging the customer at the monthly rate rather than at the discounted quarterly rate. As of March 31, 2006, we had more than 1.2 million registered members and more than 64,000 premium members. For the quarter ended March 31, 2006, our registered members viewed property profiles on our website approximately 28 million times.
      In addition to our primary LoopNet offering, we also operate BizBuySell, an online marketplace for operating businesses for sale, which we acquired in October, 2004. As of March 31, 2006, BizBuySell contained approximately 38,000 listings of operating businesses for sale.
      We also generate revenues by selling our LoopLink online real estate marketing and database services suite to commercial real estate firms and by selling advertising and sponsorships on our website to parties who are seeking to market products or services to the LoopNet registered member base.
Industry Background
      The commercial real estate industry encompasses real estate assets such as office, industrial, retail, multi-family, and land for development. According to Pramerica Real Estate Investors, the aggregate value of commercial real estate in the United States was approximately $5 trillion in 2003.
      Much like the residential real estate industry, the commercial real estate industry relies primarily on brokers and agents who facilitate sales and leasing transactions for a commission. According to CB Richard Ellis, the commercial real estate services industry in the United States generated approximately $23 billion in services revenue in 2004. This brokerage system is highly fragmented and, according to CB Richard Ellis, the top five commercial real estate brokerage firms accounted for less than 15% of the revenue generated by the commercial real estate services industry in 2004. In most cases, commercial real estate agents associated with both small and large brokerage firms operate as independent contractors, make decisions for property marketing strategies, and seek cost-effective means to market their property listings. We believe that the majority of transactions in the industry are small and are consummated by local independent brokers.

According to the Association of Real Estate License Law Officials, there are over 2.6 million licensed real estate professionals in the United States, including commercial and residential real estate agents.
      In addition to the brokerage community, industry participants include tenants, owners, property investors and business operators, all of which are actively involved in commercial real estate transactions. Commercial office, industrial, and retail properties are often occupied by operating businesses, which are generally either rent-paying tenants or owners of those properties. According to the Small Business Administration, in 2002 there were approximately 5.7 million operating businesses classified as “employers” and there were another 17.6 million operating businesses which were classified as “non-employers,” such as small family-owned and -operated businesses. We also believe that there are a large number of private investors who actively participate in commercial real estate transactions.
      The traditional processes for marketing and searching for commercial real estate are inefficient. Traditionally, agents working on behalf of commercial real estate sellers and landlords market their property listings through methods such as word of mouth in the brokerage community, signage placed directly on buildings for sale or with space for lease, availability lists that are printed and shared among brokerage firms, advertisements placed in print media including newspapers and other publications, direct mail campaigns and emails sent to private distribution lists.
      Similarly, the process of searching for properties available for sale or for lease has been inefficient. Unlike the residential real estate industry, which is served by local multiple listing services or other central local databases of residential real properties available for sale, there has not been an equivalent listing service in the commercial real estate or operating business for sale industries. As a result, compiling a comprehensive and reliable collection of current for sale or for lease property listings has been a slow and expensive process for individual commercial real estate participants, requiring significant resources and often resulting in inaccurate and incomplete information.
The LoopNet Model
      We provide an online marketplace that efficiently connects commercial real estate supply and demand. Our marketplace enables agents working on behalf of commercial real estate and owners and landlords to list properties for sale or for lease. We provide tools that allow property listers to proactively contact potential buyers and tenants seeking specific types of properties. Similarly, we enable commercial real estate agents, buyers and tenants to search for available property listings that meet their criteria, such as price range, location, building size and property type. Individuals that search for and find properties that meet their requirements on our marketplace are able to contact and connect with the listing party and initiate a commercial real estate transaction such as a property purchase or lease. We offer property searchers access to a large number of available property listings that would be difficult and costly to compile through traditional means. We also enable property listers to cost-effectively reach a large number of buyers and tenants. We believe that the LoopNet online marketplace enables our members to initiate and complete more commercial real estate transactions more cost-effectively than through other means.
      The key attributes of our business model include:
      Leading commercial real estate online marketplace. We believe we have aggregated a critical mass of commercial real estate agents, property owners, landlords, buyers, tenants and for sale or for lease property listings. As a result, we believe that we are a leading online commercial real estate marketplace based on the number of monthly unique visitors to our marketplace, which averaged approximately 500,000 unique visitors per month during 2005 and over 590,000 per month during the first three months of 2006, as reported by ComScore/ MediaMetrix. ComScore/ MediaMetrix defines a unique visitor as an individual who visited any content of a website, a category, a channel or an application. As of March 31, 2006, we had over 1.2 million registered members and approximately 360,000 property listings. For the quarter ended March 31, 2006, our registered members viewed property profiles on our website approximately 28 million times. We believe that this critical mass of commercial real estate industry participants and properties listed for sale or for lease creates a cycle that helps us to continue to grow our member base and expand our online marketplace. Commercial real estate agents, property owners and landlords are attracted to LoopNet as a result of the large number of potential buyers and tenants, who in turn are attracted to our marketplace by the broad selection of properties listed on our marketplace.
      Comprehensive member-generated content offering. The majority of our property listings are submitted by our members through our website, using our online tools. We enable members to provide detailed content on a property listing including description, financial and tenant information, photographs and key property characteristics. We automatically compile this content into an interactive property profile that is available to our members when they search for properties on our website. We believe that the content provided in our property profiles is more comprehensive, up-to-date and useful than the information provided in traditional commercial real estate property listings, such as newspaper and magazine ads or property signs. In addition, we believe that using member-generated property listings has allowed us to grow our online marketplace more efficiently and cost-effectively than if we had compiled the listings on our own.
      Compelling member experience. Our marketplace is accessible at any time and we believe it is an intuitive, easy-to-use online service. Upon registering as a member, an owner or agent working for the owner can list properties on the service, and buyers and tenants can search for property listings quickly and easily. Properties are searchable immediately upon listing by our members. Basic members can list and search the properties for free. Our members can sign up to receive an email with updated listings that meet their criteria on a daily or weekly basis. We also offer several online tools that facilitate the communication between parties who are seeking to make a commercial real estate transaction. For example, a premium member that has listed a property can use our ProspectList feature to email other members who have searched for similar properties on our website. Members searching for properties are able to use our MyLoopNet feature to store multiple property profiles online to better organize their search process and find the property that is right for them. To assist members further, we offer member support via email and phone.
      In addition to our LoopNet marketplace, we provide BizBuySell, an online marketplace that enables business owners, sellers and brokers to list and search for operating businesses for sale. We believe that the operating business market is complementary in several ways to the commercial real estate market. In many cases, owners or brokers who are seeking to sell a business are also selling the commercial real estate associated with the business, and business owners are active participants in the commercial real estate market as both buyers and tenants. In addition, many commercial real estate agents also function as business brokers. We believe that BizBuySell benefits operating business owners, sellers and brokers by providing an efficient online marketplace to connect and initiate transactions.
The LoopNet Advantage
      We developed our marketplace to address the needs of commercial real estate agents and the property owners, landlords, buyers and tenants they represent.
     Benefits to Property Listers
      Broad marketing exposure. Our online marketplace offers commercial real estate agents and the owners and landlords they represent an efficient way to market properties available for sale or for lease. Properties listed on our website gain exposure to our large audience of members who are interested in commercial real estate opportunities. The size and geographic breadth of our marketplace and member base enables property listers to realize marketing benefits for listings on both a local and national level. We believe that the marketing exposure provided by a property listing on our marketplace is superior to traditional commercial real estate marketing methods, such as newspapers ads and newsletters, and enables our members to complete more sale and lease transactions in a more efficient manner.
      Cost-effective and measurable marketing method. We believe that the LoopNet online marketplace is more cost effective and accountable than traditional methods for marketing commercial real estate properties. Premium members are able to use our reporting tools to track and monitor the marketing exposure of their property listings and receive a marketing statistics email that indicates the number of times a property profile has been viewed. We believe that the low cost of a monthly premium membership and the features and measurability of our product offering is superior to commercial real estate marketing alternatives.

      Detailed and up-to-date property listing information. Our marketplace allows our members to provide significantly more information on a real-time basis than they typically can provide using traditional commercial real estate marketing methods. For example, when submitting a property listing, a member may choose to include files containing detailed financial spreadsheets, descriptive brochures or hyperlinks to other information. We offer a set of online tools and services that facilitate the submission and verification of commercial real estate property listing information, and we provide additional information relating to the property such as detailed location and demographic data and aerial and satellite imagery. In addition, our online marketplace enables members to update their property listings. These updates are immediately available on our marketplace, ensuring that the property listings provide the most comprehensive and timely information.
     Benefits to Property Searchers
      Access to a large number of property listings. Our online marketplace contained approximately 360,000 property listings as of March 31, 2006, primarily from the United States and Canada. The listings in our marketplace include all major asset types, such as office, industrial, retail, land and multi-family properties of all sizes. We believe that the depth and breadth of our property listings make our online marketplace valuable to commercial real estate agents as well as property buyers and tenants.
      Real-time, comprehensive information. Our online marketplace provides access to comprehensive content on commercial real estate properties available for sale or for lease. Our online property listings provide more information than is available through traditional methods such as print or fax. We are able to provide immediate updates on revised and new property listings on our website to our members. We also provide premium members with daily email alerts with new property listings that meet their specified criteria. In addition, through our RecentSales product, members can access historical sale transaction information from the LoopNet marketplace and third-party information service providers to inform their analysis and decision process.
      Customized search engine. We have designed our online marketplace to be easy to use and navigate. Commercial real estate agents, buyers and tenants use our proprietary commercial real estate search engine to quickly find properties in our marketplace that meet their criteria. Members can search based on a number of commercial real estate industry-specific variables including property type and sub-type, location, size, price range and key word. We believe that offering a customized search engine makes our website easier to use for our members and allows them to derive more value from our online marketplace.
Our Strategy
      Our objective is to enhance our position as the leading online marketplace for commercial real estate, operating businesses for sale, and related markets. To achieve this objective, we are pursuing the following strategy:
      Expand our base of registered members. We believe that growing our base of registered members increases the value of our online marketplace to the sources of both supply and demand for the commercial real estate market. More property listings attract more individuals searching for properties, which in turn attracts more individuals seeking to list properties, making the LoopNet marketplace more valuable for all of our members. We intend to continue to grow our member base through focused marketing efforts to increase awareness of our online marketplace. We acquire new members through word-of-mouth referrals, online and traditional marketing and direct marketing campaigns. In addition, we plan to promote increased usage of the LoopNet online marketplace by facilitating more property listings and searches by existing members. As part of our efforts to increase our base of registered members, we offer free basic membership with limited functionality.
      Convert basic members to premium members. We derive revenues primarily from premium memberships, so it is critical to our future growth that we convert basic members into premium members. We intend to grow our premium member base by increasing the number of basic members and then highlighting to them the value and benefits of premium membership. We promote the premium offering to our basic members throughout our website, including at initial registration and when they list and search for properties. We also plan on continuing to engage in targeted direct marketing to convert basic members into premium members.
      Offer complementary products and services. Our online marketplace produces a significant amount of information on commercial real estate transactions and property listings. We intend to use the information provided by our online marketplace and from third-party sources to identify additional, complementary products and services that we could in the future offer to help commercial real estate transaction participants research and make property decisions. We recently launched in limited markets our RecentSales product, an online service that provides sale transaction information based upon data collected from transactions initiated through our website and from third-party information providers. We intend to continue offering commercial real estate transaction participants complementary information services to improve their analysis, decision and marketing processes.
      Enhance the functionality of our marketplace. We intend to continue to invest in improving our marketplace. For example, we recently added our MapSearch feature that allows our members to use a dynamic aerial and satellite map interface to search for and view property listings, which we believe improves the property search and marketing process. We will continue to enhance our product offering to grow our base of premium members and to increase the value of our online marketplace to our members.
      Expand into new markets. We believe that there are opportunities to expand into new markets, although we have no current plans to do so. We expanded into the operating business for sale market through our acquisition of BizBuySell, an online marketplace for operating businesses for sale, in October, 2004. We intend to identify and pursue appropriate opportunities in other markets that are related to the commercial real estate industry where we can apply our expertise in developing online marketplaces. We may also pursue similar opportunities outside the United States. We would consider expanding through either acquisitions or internal investments depending on opportunities and circumstances.
      Increase opportunities to advertise to our member base. We intend to increase the advertising opportunities available to parties who are seeking to market products and services to our member base. We believe that our large base of members is attractive to companies marketing to the commercial real estate industry. For example, a commercial real estate lender may want to market a real estate loan program to an individual who is purchasing a property. We plan on making additional sponsorship and lead generation advertising opportunities available to parties who are interested in marketing to our member base.
Products and Services
      Our products and services facilitate the sale and lease of commercial real estate by enabling industry participants to list and find properties on our online marketplace and to contact and transact with one another. Through our online marketplace, commercial real estate agents working on behalf of sellers and landlords can list their properties for sale or for lease along with detailed qualitative descriptions, quantitative specifications, photographs and diagrams. Buyers and tenants of commercial real estate and their agents can perform highly targeted searches and review the property listings on our online marketplace. By addressing the needs of commercial real estate industry participants, we believe that we have built a leading online commercial real estate marketplace, based on the number of monthly unique visitors to our marketplace, which averaged approximately 500,000 unique visitors per month during 2005 and over 590,000 per month during the first three months of 2006, as reported by ComScore/MediaMetrix. ComScore/MediaMetrix defines a unique visitor as an individual who visited any content of a website, a category, a channel or an application.
      Our customers access the LoopNet and BizBuySell online marketplaces through the following product and service offerings:
      Basic and premium membership. We offer two types of memberships on the LoopNet marketplace. Basic membership is available free-of-charge to anyone who registers at our website, and enables members to experience some of the benefits of the LoopNet offering, with limited functionality. LoopNet premium membership is available for a monthly subscription fee and provides enhanced marketing exposure for property listings and full access to LoopNet property listings, as well as numerous other features. Our fee for our LoopNet premium members is currently $49.95 per month, discounted to $44.95 per month for a quarterly membership and $39.95 per month for an annual membership, paid in advance for the subscription period. Premium membership provides members with maximum marketing exposure for property listings and full access to LoopNet property listings, as well as numerous other features provided on our marketplace. We believe that the benefits provided by a premium membership enable premium members to initiate and complete more commercial real estate transactions. The following table illustrates some of the key features of basic and premium membership:

	Basic	Premium
Listing Benefits	Membership	Membership
Detailed Property Listings	✓	✓
MyLoopNet — Listing Management Center	✓	✓
Enhanced Listing Exposure		✓
ProspectList — Lead Generation		✓
Marketing Exposure Statistics		✓
Controlled Access Marketing		✓
Searching Benefits
Listings Search Engine	✓	✓
MyLoopNet — Searching Management Center	✓	✓
Enhanced Listings Access		✓
PropertyAlert — Email Alerts of New Listings	Weekly	Daily
Reporting and Map-Based Presentations		✓
MapSearch		Beta

•	Property listing. Our property listing service allows customers to quickly and easily submit listings on properties available for sale or for lease, enabling them to reach a large audience of commercial real estate transaction participants. All listings submitted to the LoopNet online marketplace are processed through a listing quality assessment mechanism. Members can submit an unlimited number of listings and include detailed property listing information, including building description, financial and tenant information, photographs and key property characteristics. Our service automatically compiles this information into a professional-quality online brochure.

-	MyLoopNet. Members can use MyLoopNet to manage various features of their LoopNet membership, including managing their listings and tracking the exposure their property profiles have received.

-	Enhanced Listing Exposure. Property listings submitted by basic members can only be viewed by premium members. Property listings submitted by premium members are available for viewing by all registered members and have premium placement on search results.

-	ProspectList. Premium members have exclusive access to ProspectList, a reverse lookup search function that enables property listers to market listings to specific agents, buyers and tenants who have posted their property purchase or lease criteria on LoopNet and requested that they be contacted with property listings that match those criteria.

-	Marketing Exposure Statistics. Premium members have access in MyLoopNet to various statistics on the number of exposures being generated for their listings on LoopNet.

-	Controlled Access Marketing. Premium members can use Controlled Access Marketing to password-protect their listings. For example, a premium member might choose to limit access to a property listing such that searchers can only access the listing details after agreeing to a confidentiality agreement with the listing agent.

•	Property searching. We developed our property search engine specifically for the commercial real estate market. Members use our proprietary search engine to identify properties available for sale or for lease on our online marketplace that meet their criteria. Members can search for properties based on a broad scope of commercial real estate specifications, including property type and sub-type, location, building and lot size, and price range. Members can also search using map-based geographic searching combined with various property listing attributes, including a keyword search capability.

-	MyLoopNet. Members can use MyLoopNet to manage various features of their LoopNet membership, including saving links to multiple property profiles and detailed search parameters for future use. Members can also use MyLoopNet to specify the criteria for PropertyAlert emails.

-	Enhanced Listings Access. Basic members are able to view summary details of their search results but can only view property profiles submitted by premium members. Premium members have full access to all property listings and profiles.

-	PropertyAlert. Members can use PropertyAlert to receive email alerts with new property listings that meet their selection criteria. Premium members receive email alerts daily, while basic members receive email alerts weekly.

-	Reporting and Map-Based Presentations. Premium members can automatically generate professional-quality reports and maps of properties they have selected to use for presentations to clients and interested parties.

-	MapSearch. Currently, premium members have exclusive access to MapSearch, an interactive and dynamic aerial and satellite image map interface for property searches. We plan to make our MapSearch feature available to all registered members in the second quarter of 2006.
      LoopLink. LoopLink is an online real estate marketing and database services suite that enables commercial real estate firms to showcase their available properties both on the LoopNet marketplace and on the brokerage firm’s own website using our hosted search software. Within LoopNet, each LoopLink listing is branded with the client’s logo and is hyperlinked to the client’s website. Additionally, the LoopLink service provides customizable, branded property search and results screens that can be integrated into the client’s website. The LoopNet import service offers the opportunity to simplify the process of submitting listings to LoopNet from the client’s internal databases, and features advanced data matching and data integrity rules and file conversion capabilities. We charge a monthly subscription fee to commercial real estate firms for the LoopLink service. Key features of LoopLink include comprehensive reporting and listing administration tools, a searchable and seamlessly integrated professional directory, property mapping for geographic and feasibility analysis, thumbnail photos and expanded property descriptions in search results.
      RecentSales. RecentSales is a comprehensive database of recent commercial real estate transactions collected from sales initiated through our online marketplace and from third party information providers. Our RecentSales service enables property searchers to review precedent sales data to inform commercial real estate valuation analysis based on asset type, asking and sale price, sale date, property address and size. RecentSales is currently available in a limited number of markets and is available for a monthly subscription or on a per-property-record basis.
      Advertising and lead generation. Our large base of registered members represents an attractive marketing opportunity for parties who are in sectors related to the commercial real estate industry. We provide advertising and lead generation services which can be used, for example, to generate enhanced marketing exposure for a property listed for sale or for lease, general branding exposure for a particular party or service provider, or sales leads for specific service providers such as commercial mortgage lenders. Advertisers using our services pay fees based on 1) the number of ad impressions, 2) the number of clickthroughs for an ad, or 3) the leads that we provide to them from an ad. The market for our advertising products is comprised of any party wishing to advertise services to our community of registered members who are participating in commercial real estate and operating business for sale transactions.

      BizBuySell. Similar to LoopNet, BizBuySell is an online marketplace for operating businesses for sale. Business sellers pay a fee of $54.95 to $99.95 per listing per month to list their operating businesses for sale, and interested buyers can search our listings for free. BizBuySell also offers BrokerWorks, a membership service available to business brokers, enabling them to list an unlimited number of businesses for sale. BrokerWorks members are listed in BizBuySell’s BrokerPages directory and receive access to our online prospect management tools. BrokerWorks is available for a one-time account setup fee of $24.95 and a monthly subscription fee of $39.95. Our BizBuySell service also offers the option of paid access to pricing reports that provide a comparative analysis of recently sold businesses and businesses currently available for sale.
Sales and Marketing
      The main objectives of our sales and marketing department are to increase our base of LoopNet registered members and to convert basic members to premium members. In addition, some of our sales professionals focus on a specific product, such as our LoopLink service. We also have a team dedicated to selling our advertising products.
      Our marketing team is responsible for generating new registered members. Our primary source of new registered members is word-of-mouth referrals. We use direct marketing and online and traditional advertising to market to potential members. Our direct marketing program includes direct mail, email and outbound telesales campaigns that are designed to deliver targeted messages to prospective members about our products and services. Our online advertising consists primarily of paid search marketing. We also sponsor and attend local industry association events, and participate in industry trade shows and conferences to engage with existing LoopNet members, identify potential new members and build brand awareness with key member constituents such as commercial real estate agents or property investors.
      Our sales team is responsible for identifying and qualifying new customer prospects, including premium members and commercial real estate brokerage firms, responding to inbound sales inquires, selling our products and services, identifying cross-selling and education opportunities, and assisting with product training. In addition, our sales team is responsible for building internal and external awareness related to new product offerings.
      Our sales team is also responsible for converting our basic members to premium members. We believe that encouraging basic members to use our products and services is a highly effective way to promote premium membership. We also communicate the value of our products and services to our basic members through targeted direct marketing including permission-based email and telemarketing.
      Our customer and account services staff is responsible for ensuring customer satisfaction by providing high quality and tailored customer support. We solicit feedback from our customers to assess and understand market trends, provide training and demonstrations, build awareness for our products and identify new product opportunities. We believe that providing a high level of customer service is an important element of our member retention program.
Competition
      Our market is competitive and fragmented. Although there is no one firm that competes with us in all of our service and product areas, we do face competition from separate sources with respect to our different product offerings.
      Because there is no comprehensive national commercial real estate listing service, the primary alternatives to our services are the traditional practices used by the commercial real estate industry. These include print brochures created by listing agents that are mailed and distributed by hand; “current availabilities” lists printed and shared among brokerage firms; signage on properties; email brochures distributed to private distribution lists; word of mouth in the brokerage community; and newspaper advertisements. We believe that these practices do not create an efficient mechanism to market, search or compare property listings locally or nationally.

      We compete with CoStar, a provider of information and research services to the commercial real estate market. Some of the services that CoStar offers directly compete with our product offering. For example, CoStar provides commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace.
      Several companies, such as Cityfeet.com and Property Line International, have created online property listing services that compete with us. These companies aggregate property listings obtained through various sources, including from commercial real estate agents and, in the case of Cityfeet.com, classified advertising from newspaper publishers with whom it partners. Cityfeet.com provides the listings presented on the commercial real estate section of Yahoo!’s website. In addition, newspapers such as the Wall Street Journal and American City Business Journals include on their websites listings of commercial real estate for sale and for lease.
      In the past, the National Association of REALTORS©, or NAR, its local boards of REALTORS©, affiliates such as CCIM, and other third parties have created commercial real estate information and listing services in partnership with companies such as Catylist Real Estate Software, Inc. and Xceligent, Inc. These services, if they succeed in attracting a significant number of commercial real estate transaction participants, could provide commercial real estate for sale and for lease property listings which compete directly with our online commercial real estate marketplace.
      Companies such as eBay, craigslist, inc. and Yahoo! provide commercial real estate listing or advertising services in addition to a wide variety of other products or services. eBay and craigslist operate real estate listing services which include commercial real estate and operating businesses. Yahoo! operates a commercial real estate listing service with for sale and for lease listings provided by Cityfeet.com. Other large Internet companies that have large user bases, such as Google and Microsoft, have recently launched classified listing services which could be used to market and search for commercial real estate property listings.
Technology and Infrastructure
      We have developed proprietary software that facilitates the listing and searching of commercial properties and businesses for sale or for lease on our marketplaces. The LoopNet marketplace is built primarily on Microsoft technology, utilizing the Microsoft.Net framework and Microsoft SQL Server. The system has been specifically built to provide capacity scaling through the addition of server and network hardware without making software changes. The system is secure, and important components have redundancy. Tape backups are performed daily and the tapes are rotated to a secure, offsite facility. Static website content is cached at locations across the United States to maximize website speed throughout the country.
      Our primary website is hosted in a co-location facility in Los Angeles, California. A secondary, backup facility is maintained in a co-location facility in San Francisco, California. The backup system provides complete client functionality and business critical internal functionality with capacity to operate the business in the event of a catastrophic event affecting the Los Angeles facility. Listing data updates are sent to the backup system on a regular basis to minimize data loss in the event of a primary site failure. Both facilities are earthquake-resistant and have physical access security, environmental controls, and internal power generation capabilities.
      BizBuySell’s business listing system is built on Unix technology utilizing RedHat Enterprise Linux, Apache web service, and MySQL database manager. The system is hosted in a co-location facility in Texas. The facility provides tape backups and provides backup site services in the event of a primary facility failure.
      As part of our normal business operations, we collect and utilize personal information. The use of all personal information is governed by our Terms and Conditions which are posted on the website. Additionally, the use of personal information is reviewed and certified annually by TRUSTe.
      We take steps to protect the personal information we collect and use. All personal information collected is stored in our databases. Access to this information by internal users is protected and controlled by network passwords. Our company has clear policies and procedures that our employees must follow to protect against compromising the security of the personal information we collect and maintain, and we communicate those policies and procedures regularly to our employees. Additionally, access to our network, and consequently to the databases, is protected by an industry standard firewall. External access to the network is tested monthly by a third-party security consultant (AmbironTrustWave) for vulnerabilities. All database servers and related equipment are maintained in physically secured environments with access limited to operations personnel only. Data backups are also maintained in a physically secured offsite location with controlled access.
      An additional level of protection is implemented for financially sensitive personal information. Information such as credit card numbers are stored on our databases in an encrypted format. This encryption ensures that anyone gaining access to our servers will still be unable to obtain sensitive information.
      Our technology and product development expenses were $3.7 million, $2.7 million and $2.3 million in 2005, 2004 and 2003, respectively.
Intellectual Property
      We rely on a combination of trademark, copyright and trade secret laws in the United States as well as contractual provisions to protect our proprietary technology and our brand. We currently have trademarks registered or pending in the United States for our name and certain words and phrases that we use in our business. We also rely on copyright laws to protect computer programs relating to our websites and our proprietary technologies, although to date we have not registered for copyright protection. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technology.
      Protecting our intellectual property rights could be costly and time-consuming. From time to time, we may encounter disputes over rights and obligations concerning our intellectual property. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business, our brand and reputation, and our ability to compete.
Employees
      As of March 31, 2006, we had 145 employees, of which 89 were based in our corporate headquarters at San Francisco, California, one was based in Minnesota, one was based in North Carolina, one was based in Arizona, and 53 were based in Monrovia, California. None of our employees are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and we consider our employee relations to be good.
Facilities
      Our headquarters are located in San Francisco, California where we lease approximately 15,800 square feet of office space under a lease that expires in 2008. We recently entered into two expansions of this lease, the first of which covers an additional 4,180 square feet of space, with an expiration date in 2008 and the second of which covers an additional 3,936 square feet of space, with an expiration date in 2007. We also lease approximately 18,000 square feet of office in Monrovia, California, pursuant to a lease that expires in 2011.
Legal Proceedings
      From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information about our executive officers and members of our board of directors as of March 31, 2006.

Name	Age	Position

Richard J. Boyle, Jr.	40	President, Chief Executive Officer and Chairman of the Board of Directors
Brent Stumme	44	Chief Financial Officer and Senior Vice President, Finance and Administration
Thomas Byrne	39	Chief Marketing Officer and Senior Vice President, Marketing and Sales
Jason Greenman	38	Chief Product Officer and Senior Vice President, Business and Product Development
Wayne Warthen	42	Chief Technology Officer and Senior Vice President, Information Technology
Jeffrey D. Brody (1)	46	Director
Noel J. Fenton (2)	67	Director
William A. Millichap (2)	62	Director
Thomas E. Unterman (1)	61	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.
      Richard J. Boyle, Jr. has served as President, Chief Executive Officer, and Director since July, 2001, and Chairman of the Board of Directors since February, 2006. Prior to being named President, Chief Executive Officer, and Director, Mr. Boyle was Vice President of LoopNet in charge of product and technology development and operations from December, 1999 to July, 2001. Prior to joining LoopNet, Mr. Boyle was Senior Vice President of Products & Technology at Risk Management Solutions. Mr. Boyle holds a B.S. in Electrical Engineering from Stanford University.
      Brent Stumme has served as Chief Financial Officer and Vice President, Finance and Administration since 2001 and Senior Vice President, Finance and Administration since February, 2006. Prior to joining LoopNet, Mr. Stumme was Chief Financial Officer for PropertyFirst. Prior to joining PropertyFirst, Mr. Stumme was Senior Finance Executive of the CalMat division of Vulcan Materials Company. Mr. Stumme holds a B.S. in Accounting from the University of Oregon and an M.B.A. from the University of Southern California. Mr. Stumme is a certified public accountant.
      Thomas Byrne has served as Chief Marketing Officer and Vice President, Marketing and Sales since 2002 and Senior Vice President, Marketing and Sales since February, 2006. Prior to joining LoopNet, Mr. Byrne served as Group Vice President of NextCard, a credit card company. Mr. Byrne holds a B.S. of Electrical Engineering, with highest honors, from Georgia Tech and an M.B.A. from the Harvard Business School.
      Jason Greenman has served as Chief Product Officer since 2005 and Vice President, Business and Product Development since 2002 and Senior Vice President, Business and Product Development since February, 2006. Prior to joining LoopNet, Mr. Greenman co-founded and served as Senior Vice President, Business Development, of Clareon Corporation, a provider of Internet-based electronic payment services, from 2000 to 2001. Mr. Greenman holds a B.S. in Product Design with distinction from Stanford University and a Master’s of Management from the Stanford University Graduate School of Business, where he was a Sloan Fellow.

      Wayne Warthen has served as Chief Technology Officer since 2001 and Vice President, Information Technology since 1999 and Senior Vice President, Information Technology since February, 2006. Prior to joining LoopNet, Mr. Warthen was Director of Internet Infrastructure, PC/LAN services and Business Development for Experian Information Solutions from 1996 to 1999. Mr. Warthen holds a B.A. in Economics from California State University at Fullerton.
      Jeffrey D. Brody has served as a Director since 2001. Mr. Brody is a founding partner of Redpoint Ventures. He also serves as a managing member of Brentwood Venture Capital and as a director of several private companies. Mr. Brody holds a B.S. in Engineering from the University of California, Berkeley and an M.B.A. from the Stanford University Graduate School of Business.
      Noel J. Fenton has served as a Director since 1998. Mr. Fenton co-founded Trinity Ventures in 1986. He also serves as a director of several private companies. Mr. Fenton holds a B.S. from Cornell University and an M.B.A. from the Stanford University Graduate School of Business.
      William A. Millichap has served as a Director since 1999. Mr. Millichap is the Chairman of Marcus & Millichap Real Estate Brokerage Company. He also serves as a director of Essex Property Trust, a real estate investment trust traded on the New York Stock Exchange, and of several private companies. Mr. Millichap holds a B.A. in Economics from the University of Maryland.
      Thomas E. Unterman has served as a Director since 2001. Mr. Unterman is the Founder and Managing Partner of Rustic Canyon Partners, a sponsor of venture capital and private equity investment funds. From 1992 to 1999, he served in several executive positions at The Times Mirror Company, most recently as Executive Vice President and Chief Financial Officer. He also serves as a director of 99 Cent Only Stores and of several private companies and community organizations. Mr. Unterman holds a B.A. from Princeton University and a J.D. from the University of Chicago.
Board Composition
      We currently have five directors. In accordance with the terms of our certificate of incorporation to be effective upon completion of this offering, our board of directors will consist of five directors and will be divided into three classes as follows:

•	Class 1 will consist of Mr. Brody and Mr. Unterman, whose terms will expire at our annual stockholders meeting to be held in 2007;

•	Class 2 will consist of Mr. Fenton and Mr. Millichap, whose terms will expire at our annual stockholders meeting to be held in 2008;

•	Class 3 will consist of Mr. Boyle, whose term will expire at our annual stockholders meeting to be held in 2009.
      At each annual meeting of stockholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating committee.

Audit Committee
      Our audit committee consists of Messrs. Brody, Fenton and Unterman, with Mr. Unterman serving as chair. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; engages and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our consolidated financial statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We have made this determination based on information received by our board of directors, including questionnaires provided by the members of our audit committee. In the case of Mr. Brody, our board of directors specifically concluded that he was independent under SEC Rule 10A-3, notwithstanding Mr. Brody’s affiliation with Brentwood Associates IX, L.P., which will beneficially own more than 10% of our outstanding common stock following this offering, and thus falls outside the safe harbor of such rule. We believe that our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We have adopted an audit committee charter. The meeting schedule for the audit committee has not yet been established, but we expect that the committee will meet no less frequently than quarterly.

Compensation Committee
      Our compensation committee consists of Messrs. Fenton and Millichap, with Mr. Fenton serving as chair. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We have adopted a compensation committee charter. The meeting schedule for the compensation committee has not yet been established, but we expect that the committee will meet at least once a year.

Nominating Committee
      Upon completion of the offering, we plan to establish a nominating committee consisting of Messrs. Fenton and Millichap, with Mr. Millichap serving as chair, each of whom the board of directors has determined is an independent director under the rules of the Nasdaq National Market. The nominating committee will recommend to the board of directors nominees for election as directors, and will meet as necessary to review director candidates and nominees for election as directors.
Compensation Committee Interlocks and Insider Participation
      Prior to this offering, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
      None of our non-employee directors currently is compensated for service on the board of directors. We do, however, reimburse director expenses for attending meetings of the board of directors.

      Upon the closing of this offering, our non-employee directors will be entitled to equity compensation of 25,200 options to purchase our common stock upon first becoming a director and 10,500 options to purchase our common stock annually thereafter. Non-employee directors will also be paid an annual cash retainer of $20,000 for serving on the board, and an additional annual cash retainer of $10,000 for serving as the chair of our audit committee and $5,000 for serving as the chair of each of our compensation and nominating committees. Non-employee directors will also be entitled to meeting fees ranging from $500 to $2,000 for board and committee meetings depending on the day held and whether they are in person or telephonic meetings.
Executive Compensation
      The following table sets forth information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2005. These five executive officers are referred to as the named executive officers in this prospectus.
Summary Compensation Table

			Long-Term
			Compensation
	Annual Compensation		Awards

			Restricted Stock
Name and Principal Position	Salary	Bonus	Awards(1)

Richard J. Boyle, Jr., President Chief Executive Officer and Chairman of the Board of Directors	$250,000	$112,500	$44,450
Brent Stumme Chief Financial Officer and Senior Vice President, Finance and Administration	200,000	70,000	51,924
Thomas Byrne Chief Marketing Officer and Senior Vice President, Marketing and Sales	200,000	80,000	56,300
Jason Greenman Chief Product Officer and Senior Vice President, Business and Product Development	200,000	50,000	125,315
Wayne Warthen Chief Technology Officer and Senior Vice President, Information Technology	190,000	47,500	32,874

(1)	In January 2005, the named executive officers received restricted stock awards, subject to vesting over a four year period, as follows: Mr. Boyle 70,000 shares, Mr. Stumme 81,770 shares, Mr. Byrne 88,662 shares, Mr. Greenman 197,346 shares and Mr. Warthen 51,770 shares. The amounts shown in the table above represent the reassessed fair market value of the restricted stock on the date of purchase, less the amount paid by each named executive officer for the shares. As of December 31, 2005, the aggregate value of such awards was $278,250, $325,035, $325,431, $784,450 and $205,786 for each of Messrs. Boyle, Stumme, Byrne, Greenman and Warthen, respectively.
Cash Bonus Plan
      The following is a description of our cash bonus plan for 2006, as adopted by our board of directors. Our cash bonus plan is intended to provide an incentive for business performance, reward contributions towards goals consistent with our business strategy and enable us to attract and retain highly qualified executive officers and key employees. The cash bonus plan provides for the payment of cash bonuses to employees who are considered management level, including the named executive officers, and certain other employees. The cash bonus plan is administered by the board of directors, which has full authority to select participants, set bonus amounts and fix performance targets. The board receives recommendations from the compensation committee with input from our chief executive officer with respect to officers other than himself.
      Bonuses under the cash bonus plan are paid to participants based upon achievement of performance objectives established with respect to each fiscal year. The performance objectives for 2006 are based upon achievement of revenue and Adjusted EBITDA targets and on execution of other key corporate goals. During 2006, each of our named executive officers are eligible to receive a bonus under the cash bonus plan, with Mr. Boyle eligible to receive a bonus of 30% of his base salary if performance objectives are met and each other named executive officer eligible to receive a bonus of 20% of their base salary if performance objectives are met. The board of directors may increase these amounts if revenue and Adjusted EBITDA exceed the plan performance targets.
      In addition to the named executive officers, other employees are eligible for the award of bonuses under the cash bonus plan for exceptional performance, as determined by the board of directors.
      Following the completion of this offering, the cash bonus plan will be administered by our compensation committee, whose determination on all matters relating to the cash bonus plan will be final and binding. At the beginning of each year, the compensation committee will select the eligible participants in our cash bonus plan, establish the performance goals for that year, and determine target incentive bonuses for the participants. At the end of each performance period, the compensation committee will certify that the performance goals have been met with respect to the given year. The compensation committee may amend, suspend or terminate the cash bonus plan at any time in its sole discretion.
Option Grants in Last Fiscal Year
      No stock options were granted during the fiscal year ended December 31, 2005 to any of the named executive officers. However, in January, 2006 our board of directors granted Mr. Boyle an option to purchase 250,000 shares of common stock, Mr. Stumme an option to purchase 51,770 shares of common stock, Mr. Warthen an option to purchase 51,770 shares of common stock, Mr. Greenman an option to purchase 71,310 shares of common stock and Mr. Byrne an option to purchase 88,662 shares of common stock. These options each have an exercise price of $4.08 per share and the shares subject to each option vest ratably over a 48-month period.
Aggregate Option Exercises and Fiscal Year-End Option Values
      The following table sets forth information regarding the aggregate exercise of stock options for the sole named executive officer to exercise options in the year ended December 31, 2005. There were no unexercised options held by the named executive officers as of December 31, 2005.

	Number of
	Shares Acquired
Name	on Exercise	Value Realized ($)

Jason Greenman	372,142	—	(1)

(1)	There was no value realized upon the exercise of these options as the exercise price was equal to the assumed per share fair market value of our common stock at the time of exercise, as determined by our board of directors.

Employee and Benefit Plans

2001 Stock Option Plan
      We adopted our 2001 Stock Option Plan, which we refer to as the 2001 Plan, in July, 2001. The 2001 Plan will be terminated upon the closing of this offering.

      The 2001 Plan provides for the granting to employees of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees, officers, directors and consultants of non-statutory stock options and restricted stock. The 2001 Plan provides that the number of shares of our common stock that may be purchased pursuant to the exercise of options granted under the plan will not exceed 10,000,000. Of these shares, 4,004,724 shares were issued upon exercise of stock options, 1,231,094 shares were issued as restricted stock, 3,237,676 shares were subject to outstanding options and 1,526,506 shares were available for future grants as of March 31, 2006. None of the shares available for future grant under the 2001 Plan will be available for grant under the 2006 Plan.
      Our board of directors currently administers the 2001 Plan. The administrator of the 2001 Plan has the power to:

•	determine the terms of the options granted, including whether the options will be incentive stock options or nonqualified stock options, the exercise price of options, the terms and purchase price of restricted stock, the recipients of such awards and the number of shares subject to each award;

•	determine the dates upon which options will be granted; and

•	interpret the plan and the obligations of participants under the plan.
      In addition, the administrator may modify outstanding options, provided that it may not impair the rights of any optionee without such optionee’s prior written consent.
      Options granted under the 2001 Plan are generally not transferable by the optionee. Each option is exercisable only by such optionee. Options granted under the 2001 Plan must generally be exercised within sixty days after the end of the optionee’s status as an employee of LoopNet, or within one year after the optionee’s termination by death or disability, but in no event later than the expiration of the option’s term. Under the 2001 Plan, for an employee’s initial grant, options generally vest over four years (25% at the end of the first year, and monthly thereafter for the remaining three years). For subsequent grants, options generally vest monthly over a 48-month period.
      The exercise price of all incentive stock options granted under the 2001 Plan must be at least equal to the fair market value of the common stock on the date of the grant and the exercise price of all nonstatutory stock options granted under the 2001 Plan must be at least 85% of the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option granted must at least equal 110% of the fair market value on the grant date and the term of any incentive stock option granted to such individuals must not exceed five years. The term of all other options granted under the 2001 Plan may not exceed ten years.
      Under the terms of the 2001 Plan, we hold a right of first refusal with respect to shares of common stock issued pursuant to an option such that prior to selling such shares the optionee must first offer the shares to us for purchase.
      The 2001 Plan provides that in the event that we merge into another corporation and the surviving corporation does not assume the options or issue substitute options, outstanding options will automatically accelerate and become exercisable in full prior to such event. If the surviving corporation assumes the options or issues substitute options and an employee is terminated without cause (as defined in the 2001 Plan) within 12 months after the merger, that employee’s options will accelerate and become exercisable as to 50% of the options that were unvested at the time of the merger.
      As an alternative or in addition to granting options under the 2001 Plan, the board of directors may instead offer a participant the right to purchase shares subject to the condition that LoopNet shall have a repurchase option exercisable upon the voluntary or involuntary termination of the participant’s service for any reason or upon other events as may be determined by the board of directors. The repurchase option lapses at the same rate at which shares subject to options may become exercisable.

2006 Equity Incentive Plan
      Our 2006 Equity Incentive Plan, or 2006 Plan, was adopted by our board of directors in April 2006 and subject to approval by our stockholders it will become effective upon completion of this offering. The 2006 Plan provides for the grant of stock options, stock appreciation rights, stock units and other similar stock awards. Options granted under the 2006 Plan may be either “incentive stock options,” as defined under Section 422 of the Internal Revenue Code of 1986, or nonstatutory stock options. The 2006 Plan will terminate in 2016 unless it is extended or terminated earlier pursuant to its terms.
      We have reserved a total of 7,000,000 shares for issuance under the 2006 Plan. Shares subject to awards granted under the 2006 Plan that are cancelled, expire or are forfeited shall be available for re-grant under the 2006 Plan. None of the shares available for future grant under the 2001 Plan will be available for grant under the 2006 Plan. The number of shares reserved for issuance under the 2006 Plan will be increased on January 1 of each year, beginning January 1, 2007 and for five years thereafter, by a number of shares that is equal to the least of:

•	1,800,000 shares;

•	4% of the number of our outstanding shares as of the last day of the proceeding fiscal year; or

•	a number of shares set by our board of directors.
      Our compensation committee administers the 2006 Plan, and it has delegated to our stock option committee the authority to grant awards to non-executive level employees in accordance with guidelines established by the compensation committee.
      Subject to any required action by our stockholders, the number and kind of shares covered by each outstanding award, the price per share subject to each outstanding award and the share limitations as set forth in the 2006 Plan (including the number of shares available for issuance under the 2006 Plan and the 2,000,000 share limit per participant per year) will each be proportionally adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our stock, or any other increase or decrease in the number of issued shares of our stock effected without receipt of consideration by us.
      Awards granted under our 2006 Plan are generally not transferable by the awardee other than by will, a domestic relations order, or the laws of descent and distribution, and may be exercised during the participant’s lifetime only by the awardee. Awards granted under the 2006 Plan must generally be exercised within 60 days after the end of the optionee’s status as an employee, director or consultant of LoopNet, or within 12 months after the optionee’s termination by death or disability, but in no event later than the expiration of the award’s term. The aggregate number of shares subject to awards granted under the 2006 Plan during any calendar year to any one participant shall not exceed 2,000,000 shares, except that in connection with his or her first commencing service with us, a participant may be granted awards covering up to an additional 2,000,000 shares during the year in which such service commences.
      The exercise price of all options granted under the 2006 Plan must be at least equal to the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must at least equal 110% of the fair market value on the grant date and have a term not exceeding five years. The term of all other options granted under the 2006 Plan is generally seven years and may not exceed ten years.
      The administrator may grant stock awards (restricted shares) or restricted stock units as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by the administrator. The terms and conditions of a stock award will be contained in an award agreement. Shares may be granted under the 2006 Plan as stock awards without requiring the participant to pay us any amount for the common stock subject to the award. Vesting and the lapse of restrictions on such stock awards may be conditioned upon the satisfaction of certain service requirements or the achievement of performance goals determined by the administrator. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.
      The 2006 Plan provides for the grant of stock appreciation rights (“SARs”). A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds the exercise price of the SAR. The excess amount will be payable in shares, cash or in a combination thereof, as determined in the award agreement. The grant and/or vesting of a SAR may be made contingent upon the satisfaction of certain service requirements or the achievement of objective performance conditions.
      Generally, in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale, or transfer of a controlling interest of our outstanding shares by tender offer or similar change of control transaction as determined by our board of directors or compensation committee, any or all outstanding awards may be assumed, or substituted. In the event such successor corporation (if any) does not assume or substitute awards, the vesting with respect to such awards will accelerate so that the awards will be vested and exercisable as to 100% of the unvested shares, and any repurchase right applicable to any shares covered by such awards will lapse as to 100% of shares subject to the repurchase right, immediately prior to the closing or completion of the change of control. Any award which is not assumed or substituted and is not exercised prior to consummation of a change of control transaction will terminate upon the consummation of the change of control transaction. If a successor entity assumes or substitutes all outstanding awards and a participant is then not offered employment on similar terms as prior to the change of control or is terminated without cause within 12 months following the change of control, then any assumed or substituted 2006 Plan awards of the terminated participant will vest and become exercisable as to 50% of the unvested shares covered by the awards as of the date of termination, and any repurchase right applicable to any shares covered by the awards will lapse as to 50% of the shares subject to the repurchase right as of the date of termination.
      The board of directors may amend, alter or discontinue the 2006 Plan. However, we will obtain stockholder approval for any amendment to the 2006 Plan to the extent necessary to comply with applicable laws and Nasdaq Stock Market listing requirements. Generally, no such action by the board of directors or stockholders may alter or impair any outstanding award without the consent of the holder. In addition, no amendment shall be made that would reduce the exercise price of outstanding options without the written consent of the stockholders.

401(k) Plan
      We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Participating employees may elect to reduce their compensation and have the amount of the reduction contributed to the 401(k) Plan. Beginning January 1, 2005, we matched employee contributions up to 4% of the employee’s salary. Employee and our contributions are fully vested when contributed.
Employment Agreements, Termination of Employment and Change in Control Arrangements
      We do not have any employment, termination of employment, or change of control agreements or arrangement with any of the named executive officers.
Limitations on Director and Officer Liability and Indemnification
      The following description references our amended and restated certificate of incorporation and bylaws as will be in effect upon completion of this offering. Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.
      We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
      There is no pending litigation or proceeding involving a director or executive officer of LoopNet as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Merger and Restructuring of Ownership
      Effective July 13, 2001, LoopNet and PropertyFirst merged together, with LoopNet being the surviving corporation. Prior to the merger, the capital structure of each of LoopNet and PropertyFirst included various classes and series of stock. In order to preserve the separate pre-merger rights and preferences of the different classes and series of stock of PropertyFirst and LoopNet among the pre-merger shareholders of these two corporations, the shareholders of each corporation created two Delaware limited liability companies, LoopNet Holdings LLC and PropertyFirst LLC. The holders of LoopNet stock contributed all of that stock to LoopNet Holdings LLC in exchange for the same number and type of LoopNet Holdings LLC units having preferences equivalent to those of the LoopNet shares contributed to LoopNet Holdings LLC. Likewise, the holders of PropertyFirst stock contributed all of that stock to PropertyFirst LLC in exchange for the same number and type of PropertyFirst LLC units having preferences equivalent to those of the PropertyFirst shares contributed to PropertyFirst LLC. The result was that at the time of the merger, other than a nominal number of Series E convertible preferred and Series F convertible preferred shares of LoopNet which have subsequently been repurchased, LoopNet Holdings LLC was the sole shareholder of LoopNet and PropertyFirst LLC was the sole shareholder of PropertyFirst. Following the merger, other than the Series E convertible preferred and Series F convertible preferred as described above, and other than Series B nonvoting convertible preferred stock held by J.P. Morgan Partners (BHCA), L.P. and Morgan Stanley Dean Witter Equity Funding, Inc., which was issued as compensation for services provided as part of the merger, LoopNet Holdings LLC and PropertyFirst LLC were the sole shareholders of LoopNet and held substantially equal amounts of LoopNet stock. The contribution of the pre-merger shares of PropertyFirst and LoopNet to the limited liability companies and the merger itself were approved at a fairness hearing held before the California Department of Corporations in June 2001, and a permit was issued covering the related issuance of securities.
LoopNet Holdings LLC and PropertyFirst LLC
      As described in “Merger and Restructuring of Ownership” above, LoopNet Holdings LLC and PropertyFirst LLC were created as part of the merger of LoopNet and PropertyFirst. They were established solely to facilitate that merger. The only assets of each of these limited liability companies are the shares of LoopNet that each entity received as part of the merger which these limited liability companies hold on behalf of their members. The consummation of this offering will trigger a conversion of the preferred membership units of both LoopNet Holdings LLC and PropertyFirst LLC into common membership units of the respective entities and the consummation of this offering will also trigger a termination and liquidation of these two limited liabilities companies. During the liquidation process, the affairs of these entities will be wound up and the LoopNet shares held by these entities and not sold as part of this offering will be distributed to their members pro rata in accordance with each member’s ownership of the limited liability company on an as converted basis.
      Prior to the consummation of this offering and the distribution of the LoopNet shares held by LoopNet Holdings LLC and PropertyFirst LLC to their respective members, the affairs of each limited liability company will be managed by their respective managers. The current Managers of LoopNet Holdings LLC are Richard J. Boyle (President, CEO and Chairman of the Board of Directors of the Company, see “Management”), Noel Fenton (Director of the Company, see “Management”; a managing member of Trinity TVL VI, LLC, the general partner of Trinity Ventures VI, L.P. and Trinity VI Side-by-Side Fund, L.P., which collectively beneficially own more than 5% of our outstanding shares, see “Principal and Selling Stockholders”), David E. Gold (one of the managing general partners of STF Special Venture III, LLC, the managing general partner of STF III, L.P. which beneficially owns more than 5% of our outstanding shares, see “Principal and Selling Stockholders”), William A. Millichap (Director of the Company, see “Management”), Dennis DeAndre (former CEO of BizBuySell; owner of more than 5% of our outstanding shares, see “Principal and Selling Stockholders”) and John Goodrich. The Managers of LoopNet Holdings LLC act by an affirmative vote of a majority of the Managers. The current members of the Management Board of PropertyFirst LLC are John Stanfill (selling stock in the offering, see “Principal and

Selling Stockholders”), Kip Hagopian, Jeffrey D. Brody (one of the managing members of Brentwood IX Ventures LLC, the general partner of Brentwood Associates IX L.P., which beneficially owns more than 5% of our outstanding shares, see “Principal and Selling Stockholders”; Director of the Company, see “Management”), Thomas E. Unterman (one of the members of Rustic Canyon Partners LLC, the general partner of Rustic Canyon Ventures, L.P., which beneficially owns more than 5% of our outstanding shares, see “Principal and Selling Stockholders”; Director of the Company, see “Management”) and Stephen Roth (selling stock in the offering, see “Principal and Selling Stockholders”). The Management Board of PropertyFirst LLC also acts by an affirmative vote of its members.
      Pursuant to the operating agreement of each of LoopNet Holdings LLC and PropertyFirst LLC, the respective management boards of these entities hold the power to sell the respective shares of LoopNet held by these entities. Further, pursuant to an amendment to the operating agreements of these entities, they also hold the power to vote the LoopNet shares held by these entities with respect to certain matters relating to this offering, including the reincorporation of the Company from a California corporation into a Delaware corporation, any stock option plan or other equity incentive plan of the Company, indemnification agreements with the directors and officers of the Company, a stock split of our capital stock, and in favor of any other matters relating to this offering which are approved unanimously by our board of directors. Other matters submitted to the vote of the Company’s shareholders, are submitted by the respective limited liability companies to their members who then have the right under the respective operating agreement to direct such entity to vote, or abstain from voting, a certain percentage of the LoopNet shares held by such entity as directed by such member. The percentage of LoopNet shares held by such limited liability company for which each member is entitled to direct voting is the percentage of membership units currently held by such member on an as converted basis. For a list of members that upon the consummation of this offering will have the ability to collectively direct the vote of 5% or more of the shares of LoopNet, through ownership of one or both of the limited liability companies as well as through any shares of LoopNet owned directly, see “Principal and Selling Stockholders.”
      The operating agreements of each of these entities, as amended, also allow the members of each of LoopNet Holdings LLC and PropertyFirst LLC to direct these entities to sell LoopNet shares in this offering. Each member may direct the sale of up to that number of LoopNet shares held by the respective limited liability company that are allocated to such member based on their percentage ownership of such limited liability company on an as converted basis. See “Principal and Selling Shareholders” for a list of those members that have elected to direct LoopNet Holdings LLC or PropertyFirst LLC to sell shares of the Company in the offering on their behalf.
Loans to Officers and Directors
      All loans to our officers or directors were repaid by those individuals prior to the initial filing of this registration statement. Richard J. Boyle, Jr., our President, Chief Executive Officer and Chairman of the Board of Directors, and Thomas Byrne, our Chief Marketing Officer and Vice President, Marketing and Sales, both had outstanding indebtedness in excess of $60,000 in favor of LoopNet outstanding as of December 31, 2005. These funds were advanced to Mr. Boyle and Mr. Byrne by LoopNet to fund their purchase of restricted stock and exercise of stock options. The largest aggregate amount outstanding since the issuance of the debt from Mr. Boyle was $177,935.18 pursuant to a note bearing 3.56% interest and issued on December 31, 2004 and $7,291.30 pursuant to a note bearing 3.83% interest and issued on February 9, 2004. The largest aggregate amount outstanding since the issuance of the debt from Mr. Byrne was $55,306.84 pursuant to a note bearing 3.56% interest and issued on December 31, 2004 and $9,235.16 pursuant to a note bearing 3.83% interest and issued on February 9, 2004.
Transactions and Relationships with Directors, Officers and 5% Stockholders
      In 2005, we paid approximately $1.9 million to Dennis DeAndre for service rendered in connection with the performance of BizBuySell, including his oversight of the acquisition of BizBuySell, the relocation of BizBuySell’s business operations from Charleston, South Carolina to San Francisco, the integration of BizBuySell into LoopNet, and BizBuySell’s subsequent growth in revenue and margins. Mr. DeAndre served as chief executive officer of our BizBuySell division until December 31, 2005 and served as a director and Co-Chairman of our board of directors until February, 2006. Mr. DeAndre beneficially owned approximately 5.0% of our common stock prior to the completion of this offering.
      One of our directors, William A. Millichap, is the Chairman of Marcus & Millichap Real Estate Brokerage Company. Although we received less than $60,000 in payments from Marcus & Millichap Real Estate Brokerage Company in 2003, 2004 and 2005, we also received payments from brokers affiliated with Marcus & Millichap Real Estate Brokerage Company, but which were not paid by Marcus & Millichap Real Estate Brokerage Company in those years.
Indemnification Agreements
      Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers. For further information, see “Management — Limitations on Director and Officer Liability and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table presents the beneficial ownership of our common stock as of March 31, 2006 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	each selling stockholder; and

•	all directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.
      Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Percentage of ownership is based on 31,281,340 shares of common stock outstanding as of March 31, 2006 and 34,752,057 shares outstanding after this offering, assuming no exercise of the underwriters’ overallotment option. The shares held by such stockholders were acquired pursuant to (i) the 2001 merger of LoopNet Ventures, Inc. and PropertyFirst.com Inc., (ii) a Series C Preferred stock financing of the merged entity completed in November and December 2001, and (iii) compensatory awards of stock options and restricted stock in the case of our executive officers.
      The table below assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering. The table below also assumes the conversion of all preferred membership units in each of LoopNet Holdings LLC and PropertyFirst LLC into common membership units, as is required pursuant to the terms of the applicable operating agreement upon the consummation of this offering, and the exercise of an outstanding warrant for membership units of PropertyFirst, LLC. As of March 31, 2006, PropertyFirst LLC held 1,750,002 shares of our common stock and 7,000,000 shares of our Series A convertible preferred stock and LoopNet Holdings LLC held 1,749,990 shares of our common stock and 7,000,000 shares of our Series A convertible preferred stock.
      Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is: c/o LoopNet, Inc., 185 Berry Street, Suite 4000, San Francisco, California 94107.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Number of	the Offering
			Shares
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

5% Stockholders:
LoopNet Holdings LLC (1)	8,749,990	28.0%	1,420,533	7,329,457	21.1%
PropertyFirst LLC (2)	8,750,002	28.0%	1,028,810	7,721,192	22.2%
Brentwood Associates IX, L.P. (3)	3,925,808	12.5%	0	3,925,808	11.3%
Rustic Canyon Ventures, L.P. (4)	3,230,505	10.1%	0	3,230,505	9.1%
Trinity Ventures (5)	3,173,411	10.0%	0	3,173,411	9.0%
STF III, L.P. (6)	2,781,311	8.7%	0	2,781,311	7.9%
Oak Investment Partners (7)	2,275,773	7.2%	0	2,275,773	6.5%
Dennis DeAndre (8)	1,566,314	5.0%	500,000	1,066,314	3.1%

	Shares Beneficially				Shares Beneficially
	Owned Prior to				Owned After
	the Offering		Number of		the Offering
			Shares
Name of Beneficial Owner	Number	Percent	Offered		Number	Percent

Directors and Executive Officers:
Richard J. Boyle, Jr. (9)	1,778,050	5.7%	—	(43)	1,778,050	5.1%
Brent Stumme (10)	623,103	2.0%	—	(44)	623,103	1.8%
Wayne Warthen (11)	586,970	1.9%	—	(45)	586,970	1.7%
Jason Greenman (12)	569,490	1.8%	—		569,490	1.6%
Thomas Byrne (13)	619,568	2.0%	—	(46)	619,568	1.8%
Jeffrey D. Brody (14)	3,980,963	12.7%	—		3,980,963	11.5%
Noel J. Fenton (15)	3,173,411	10.0%	—		3,173,411	9.0%
William A. Millichap (16)	1,157,883	3.7%	—		1,157,883	3.3%
Thomas E. Unterman (17)	3,230,505	10.1%	—		3,230,505	9.1%
All directors and executive officers as a group (nine persons)	15,719,943	47.9%	—		15,719,943	43.3%
Other Selling Stockholders:
Jeffrey B. Citrin (18)	60,233	*	9,862		50,371	*
Morgan Stanley Dean Witter Equity Funding, Inc. (19)	198,938	*	23,391		175,547	*
J.P. Morgan Partners (BHCA), L.P. (20)	198,938	*	23,391		175,547	*
Sagecrest Living Trust (21)	64,494	*	5,055		59,439	*
John L. Stanfill and Betty C. Stanfill, Trustees of the John L. Stanfill and Betty C. Stanfill Revocable Trust Dated 1/16/98 (22)	1,026,196	3.3%	447,985		578,211	1.7%

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Number of	the Offering
			Shares
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

Persons Selling Through LoopNet Holdings LLC:
Access Technology Partners Brokers Fund, L.P. (23)	2,654	*	1,327	1,327	*
Access Technology Partners, L.P. (24)	132,700	*	66,350	66,350	*
Attractor Offshore Ltd. (in liquidation) (25)	11,275	*	11,275	—	—
Todd David Bakar	916	*	916	—	—
Dennis DeAndre	1,566,314	5.0%	500,000	1,066,314	3.1%
Frank Drazka	3,601	*	602	2,999	*
EOP Operating Limited Partnership (26)	22,914	*	22,914	—	—
Joni Fazo	1,200	*	1,200	—	—
Lisa Gallaway	1,200	*	600	600	*
Robert R. Gallaway	5,402	*	1,350	4,052	*
John C. Gough	57,310	*	24,010	33,300	*
Hambrecht & Quist California (27)	9,600	*	4,800	4,800	*
Hambrecht & Quist Employee Venture Fund L.P., II (28)	8,294	*	4,147	4,147	*
Hambrecht & Quist Employee Venture Fund, 2000 LP (29)	1,307	*	654	653	*
Bruce B. Keene	290,126	*	90,000	200,126	*
Jonathan Leeb	30,013	*	10,000	20,013	*
LoopNet, Inc. (30)	529,283	1.7%	529,283	—	—
McLaughlin Ventures (31)	50,422	*	7,000	43,422	*
Narragansett Bay Children’s Trust (32)	290,126	*	90,000	200,126	*
National Association of Realtors (33)	151,224	*	49,904	101,320	*
Thomas Palke	4,201	*	4,201	—	—

Total	3,170,082	10.1%	1,420,533	1,749,549	5.0%

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Number of	the Offering
			Shares
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

Persons Selling Through PropertyFirst LLC:
Gregory Adamson	128	*	66	62	*
Amcito Partners L.P. (34)	114,380	*	59,150	55,230	*
Joseph F. Azrack	59,972	*	15,620	44,352	*
Douglas J. and Ellen M. Bowen as Tenants in Common	2,031	*	1,050	981	*
Kimberly J. Caccavo	9,814	*	4,000	5,814	*
Jeffrey B. Citrin	60,233	*	6,096	54,137	*
Elizabeth Divine	3,066	*	1,586	1,480	*
DTH Holding LLC (35)	8,124	*	4,201	3,923	*
Steven K. Fowlkes	2,031	*	1,016	1,015	*
Stephen J. Furnary	16,247	*	8,402	7,845	*
Halpert Family Trust dated February 24, 1998, Lewis and Patricia, TTEES	16,247	*	8,402	7,845	*
Kent & Judy A. Hooper	3,087	*	688	2,399	*
Timothy A. Kilgo	306	*	153	153	*
Peter R. Kisich	12,266	*	1,200	11,066	*
Peter B. Kupferberg	4,061	*	2,032	2,029	*
Michael H. Lowe	2,146	*	1,110	1,036	*
MBI-PF, LLC (36)	8,124	*	4,201	3,923	*
Rosina L. Motta	384	*	198	186	*
Phillip Pi	1,840	*	952	888	*
Stephen A. Roth	118,441	*	61,251	57,190	*
Edward M. Rotter	2,031	*	1,050	981	*
RREEF Internet Partners (37)	48,741	*	25,206	23,535	*
Thomas G. Sanchez	154,559	*	60,000	94,559	*
Ryan Son	384	*	182	202	*
John L. Stanfill and Betty C. Stanfill, trustees of the John L. Stanfill and Betty C. Stanfill Revocable Trust Dated 1/16/98	1,026,196	3.3%	423,648	602,548	1.7%
SunAmerica Investments, Inc. (38)	406,179	1.3%	210,052	196,127	*
Surfboard & Co. (39)	113,730	*	58,814	54,916	*
Two Bear Living Trust (40)	2,031	*	508	1,523	*
USA Cycling Development Foundation (41)	91,680	*	47,411	44,269	*
Frederick J. Warren	65,422	*	16,364	49,058	*
WES Holdings LLC (42)	8,124	*	4,201	3,923	*

Total	2,362,005	7.6%	1,028,810	1,333,195	3.8%

(1)	As described in “Certain Relationships and Related Transactions,” the Managers of LoopNet Holdings LLC hold the dispositive powers relating to the shares of LoopNet owned by LoopNet Holdings LLC, and the Managers together with the members of LoopNet Holdings LLC share various voting power relating to these shares. As described in “Certain Relationships and Related Transactions,” the members of LoopNet Holdings LLC are entitled to direct LoopNet Holdings LLC to participate in this offering with respect to the number of shares of LoopNet owned by this entity and allocated to such member through its percentage ownership of LoopNet Holdings LLC on an as converted basis. The 1,420,533 shares being sold by LoopNet Holdings LLC includes the 500,000 shares being sold by Dennis DeAndre also included in the table. The table set forth under the heading “Persons Selling Through LoopNet Holdings LLC” lists forth the members that have directed LoopNet Holdings LLC to participate in the offering.

(2)	As described in “Certain Relationships and Related Transactions,” the Management Board of PropertyFirst LLC holds the dispositive powers relating to the shares of LoopNet owned by PropertyFirst LLC, and the Management Board together with the members of PropertyFirst LLC share various voting power relating to these shares. As described in “Certain Relationships and Related Transactions,” the members of PropertyFirst LLC are entitled to direct PropertyFirst LLC to participate in this offering with respect to the number of shares of LoopNet owned by this entity and allocated to such member through its percentage ownership of PropertyFirst LLC on an as converted basis. The 1,028,810 shares being sold by PropertyFirst LLC includes (i) 6,096 being sold by Jeffrey B. Citrin and 423,648 being sold by John L. Stanfill and Betty C. Stanfill, Trustees of the John L. Stanfill and Betty C. Stanfill Revocable Trust Dated 1/16/98, also included in the table. The table set forth under the heading “Persons Selling Through PropertyFirst LLC” lists forth the members that have directed PropertyFirst LLC to participate in the offering.

(3)	Includes 1,423,492 shares held by PropertyFirst LLC and 63,292 shares held by LoopNet Holdings LLC through which Brentwood Associates IX, L.P. holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC. Jeffrey D. Brody is a managing member of Brentwood IX Ventures LLC, the general partner of Brentwood Associates IX, L.P. In such capacity, Mr. Brody shares voting control and dispositive power with respect to the shares held by Brentwood Associates IX, L.P. Mr. Brody disclaims beneficial ownership of the shares owned by this fund, except to the extent of his proportionate pecuniary interest therein. The address for Brentwood Associates IX, L.P. is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, California 90025.

(4)	Includes (i) 1,096,359 shares held by PropertyFirst LLC through which Rustic Canyon Ventures, L.P. holds the majority of the voting powers through the operating agreement of PropertyFirst LLC and (ii) a warrant to purchase 711,382 shares. Tom Unterman, Mark Menell, Renee Labran, Michael Kim, Michael Song, Jon Staenberg, John Babcock and Lee Bailey collectively serve as members (the ‘Members’) of Rustic Canyon Partners, LLC, the general partner of Rustic Canyon Ventures, L.P. The Members share voting control and dispositive power over the shares and may be deemed to beneficially own the shares but disclaim beneficial ownership, except to the extent of their proportionate pecuniary interest therein. The address for Rustic Canyon Ventures, L.P. is 2425 Olympic Blvd., Suite 6050W, Santa Monica, CA 90404.

(5)	Includes (i) 156,063 shares held by PropertyFirst LLC and 1,125,522 shares held by LoopNet Holdings LLC through which Trinity Ventures VI, L.P. holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC, (ii) 4,826 shares held by PropertyFirst LLC and 57,734 shares held by LoopNet Holdings LLC through which Trinity VI Side-by-Side Fund, L.P. holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC, (iii) 1,182,926 shares and a warrant to purchase 591,462 shares held by Trinity Ventures VI, L.P. and (iv) 36,586 shares and a warrant to purchase 18,292 shares held by Trinity VI Side-by-Side Fund, L.P. Noel J. Fenton, Lawrence K. Orr, James G. Shennan, Jr., Fred Wang, Tod H. Francis and Augustus O. Tai collectively serve as managing members (the ‘Managing Members’) of Trinity TVL VI, LLC, the General Partner of Trinity Ventures VI, L.P. and Trinity VI Side-by-Side Fund, L.P. The Managing Members have shared voting control and dispositive power over all of the shares held by Trinity Ventures VI, L.P. and Trinity VI Side-by-Side Fund, L.P. Each Managing Member disclaims beneficial ownership of the shares held by Trinity Ventures VI, L.P. and Trinity VI Side-by-Side Fund, L.P., except to the extent of each such Managing Member’s pecuniary interest therein. The address for Trinity Ventures is 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, CA 94025.

(6)	Includes (i) 1,204,419 shares held by LoopNet Holdings LLC through which STF III, L.P. holds the majority of the voting powers through the operating agreement of LoopNet Holdings LLC and (ii) a warrant to purchase 525,630 shares. Nancy D. Burrus, Guy H. Conger and David E. Gold collectively serve as managing General Partners (the ‘Managing General Partners’) of STF Special Venture III, LLC, the managing General Partner of STF III, L. P. The Managing General Partners have shared voting control and dispositive power over all of the shares held by STF III, L.P. Each Managing General Partner disclaims beneficial ownership of the shares held by STF III, L.P., except to the extent of each such Managing General Partner’s pecuniary interest therein. The address for STF III, L.P. is c/o Suez Ventures, 1690 Woodside Road, Suite 103, Redwood City, CA 94061.

(7)	Includes (i) 796,924 shares held by PropertyFirst, LLC through which Oak Investment Partners VIII, L.P. (“Oak VIII”) holds the majority of the voting powers through the operating agreement of PropertyFirst LLC, (ii) 15,435 shares held by PropertyFirst LLC through which Oak VIII Affiliates Fund, L.P. (“Oak VIII Affiliates”) holds the majority of the voting powers through the operating agreement of PropertyFirst LLC, (iii) 957,074 shares and a warrant to purchase 478,536 shares owned by Oak VIII and (iv) 18,536 shares and a warrant to purchase 9,268 shares owned by Oak VIII Affiliates. Oak VIII is managed by its general partner, Oak Associates VIII, LLC (‘Oak Associates VIII’). Ann H. Lamont, Gerald R. Gallagher, Bandel L. Carano, Edward F. Glassmeyer, and Fredric W. Harman collectively serve as Managing Members (the ‘Oak Associates VIII Managing Members’) of Oak Associates VIII. The Oak Associates VIII Managing Members have shared voting control and dispositive power over all of the shares held by Oak Associates VIII. Each Oak Associates VIII Managing Member disclaims beneficial ownership of the shares held by Oak VIII, except to the extent of each such managing member’s pecuniary interest herein. Oak VIII Affiliates is managed by its general partner, Oak VIII Affiliates, LLC. Ann H. Lamont, Gerald R. Gallagher, Bandel L. Carano, Edward F. Glassmeyer, and Fredric W. Harman collectively serve as Managing Members (the ‘Oak VIII Affiliates Managing Members’) of Oak VIII Affiliates, LLC. The Oak VIII Affiliates Managing Members have shared voting control and dispositive power over all of the shares held by Oak VIII Affiliates, LLC. Each Oak VIII Affiliates Managing Member disclaims beneficial ownership of the shares held by Oak VIII Affiliates, except to the extent of each such managing member’s pecuniary interest herein. The address for Oak VII and Oak Associates VIII is One Gorham Island, Westport CT, 06880.

(8)	Includes (i) 76,666 shares held by PropertyFirst LLC and 1,311,726 shares held by LoopNet Holdings LLC through which Mr. DeAndre holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC and (ii) 13,240 shares of restricted stock subject to repurchase. The 500,000 shares being sold by Mr. DeAndre constitute a portion of the shares being sold by LoopNet Holdings LLC.

(9)	Includes (i) 181,070 shares of restricted stock subject to repurchase and (ii) 1,433,510 shares held by the Boyle Family Trust dated April 13, 2006, of which Mr. Boyle and Catherine M. Boyle are trustees.

(10)	Includes (i) 61,333 shares held by PropertyFirst LLC through which Mr. Stumme holds the majority of the voting powers through the operating agreement of PropertyFirst LLC, (ii) 138,844 shares of restricted stock subject to repurchase and (iii) 363,124 shares owned by the Stumme Family Trust of which Mr. Stumme is a trustee.

(11)	Includes (i) 55,200 shares held by PropertyFirst LLC through which the Wayne B. Warthen and Monica L. Warthen Trust dated September 18, 1998, of which Mr. Warthen is a trustee, holds the majority of the voting powers through the operating agreement of PropertyFirst LLC and (ii) 102,274 shares of restricted stock subject to repurchase.

(12)	Includes 102,432 shares of restricted stock subject to repurchase.

(13)	Includes 129,190 shares of restricted stock subject to repurchase.

(14)	Includes (i) 1,423,492 shares held by PropertyFirst LLC and 63,292 shares held by LoopNet Holdings LLC through which Brentwood Associates IX, L.P. holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC, (ii) 55,155 shares held by PropertyFirst LLC through which Brentwood Affiliates Fund II, L.P. holds the majority of the voting powers through the operating agreement of PropertyFirst LLC, and (iii) 2,439,024 shares owned by Brentwood Associates IX, L.P. Mr. Brody, one of our directors, is a managing member of Brentwood IX Ventures LLC, the general partner of Brentwood Associates IX. In such capacity, Mr. Brody shares voting control and investment power with respect to the shares held by Brentwood Associates IX. Mr. Brody disclaims beneficial ownership of the shares owned by this fund, except to the extent of his proportionate pecuniary interest therein. The address for this entity is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, California 90025.

(15)	Includes (i) 156,063 shares held by PropertyFirst LLC and 1,125,522 shares held by LoopNet Holdings LLC through which Trinity Ventures VI, L.P. holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC, (ii) 4,826 shares held by PropertyFirst LLC and 57,734 shares held by LoopNet Holdings LLC through which Trinity VI Side-by-Side Fund, L.P. holds the majority of the voting powers through the operating agreements of PropertyFirst LLC and LoopNet Holdings LLC, (iii) 1,182,926 shares and a warrant to purchase 591,462 shares held by Trinity Ventures VI, L.P. and (iv) 36,586 shares and a warrant to purchase 18,292 shares held by Trinity VI Side-by-Side Fund, L.P. Mr. Fenton is a general partner of Trinity Ventures. He shares voting control and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Fenton’s business address is c/o Trinity Ventures, 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, CA 94025.

(16)	Includes (i) 426,177 shares held by LoopNet Holdings LLC through which Marcus & Millichap holds the majority of the voting powers through the operating agreement of LoopNet Holdings LLC and (ii) 487,804 shares and a warrant to purchase 243,902 shares owned by Marcus & Millichap. Mr. Millichap is Chairman of Marcus & Millichap. He shares voting control and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Millichap’s business address is c/o Marcus & Millichap, 2626 Hanover Street, Palo Alto, CA 94304.

(17)	Includes (i) 1,096,359 shares held by PropertyFirst LLC through which Rustic Canyon Ventures, L.P. holds the majority of the voting powers through the operating agreement of PropertyFirst LLC and (ii) 1,422,764 shares and a warrant to purchase 711,382 shares owned by Rustic Canyon Ventures, L.P. Mr. Unterman is the managing partner of Rustic Canyon Ventures, L.P. He shares voting control and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Unterman’s business address is c/o Rustic Canyon Ventures, L.P., 2425 Olympic Blvd., Suite 6050W, Santa Monica, CA 90404.

(18)	Includes (i) 12,185 shares held by PropertyFirst LLC through which Mr. Citrin holds the majority of the voting powers through the operating agreement of PropertyFirst LLC and (ii) a warrant to purchase 16,016 shares. 6,096 of the 9,862 shares being sold by Mr. Citrin constitute a portion of the shares being sold by PropertyFirst LLC.

(19)	Stephen R. Munger and James M. Willmott are the natural persons that hold the voting control and dispositive power with respect to these shares.

(20)	The general partner of J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”) is JPMP Master Fund Manager, L.P. (“JPMP MFM”). The general partner of JPMP MFM is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded Delaware corporation that is listed on the New York Stock Exchange. Each of JPMP MFM and JPMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by JPMP BHCA. Jeffrey C. Walker is the President of JPMP Capital and, by virtue of his position and responsibilities with JPMP Capital Corp., holds voting control and dispositive power over the shares held by JPMP BHCA. Mr. Walker disclaims beneficial ownership of the shares held by JPMP BHCA except to the extent of his proportionate pecuniary interest therein.

(21)	Frederick Warren is the natural person that holds the voting control and dispositive power with respect to these shares.

(22)	Includes (i) 819,212 shares held by PropertyFirst LLC through which the trust holds the majority of the voting powers through the operating agreement of PropertyFirst LLC and (ii) a warrant to purchase 10,748 shares. 423,648 of the 447,985 shares being sold by the trust constitute a portion of the shares being sold by PropertyFirst LLC.

(23)	Represents shares owned of record by LoopNet Holdings LLC, for which Access Technology Partners Brokers Fund, L.P. has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to its operating agreement. LoopNet Holdings LLC holds the investment power with respect to these shares. The general partner of Access Technology Partners Brokers Fund, L.P. (“Access Brokers Fund”) is

H&Q Venture Management, L.L.C. (“HQVM”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded Delaware corporation that is listed on the New York Stock Exchange. HQVM may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by Access Brokers Fund. Thomas Szymoniak is the Chief Financial Officer of HQVM and, by virtue of his position and responsibilities with HQVM, holds voting control and dispositive power over the shares held by Access Brokers Fund. Mr. Szymoniak disclaims beneficial ownership of the shares held by Access Brokers Fund except to the extent of his proportionate pecuniary interest therein. See “Certain Relationships and Related Transactions”.

(24)	Represents shares owned of record by LoopNet Holdings LLC, for which Access Technology Partners, L.P. has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. The general partner of Access Technology Partners, L.P. is Access Technology Management, LLC, whose managing member is H&Q Venture Management, L.L.C. (“HQVM”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded Delaware corporation that is listed on the New York Stock Exchange. HQVM may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by Access Technology Partners, L.P. Thomas Szymoniak is the Chief Financial Officer of HQVM and, by virtue of his position and responsibilities with HQVM, holds voting control and dispositive power over the shares held by Access Technology Partners, L.P. Mr. Szymoniak disclaims beneficial ownership of the shares held by Access Technology Partners, L.P. except to the extent of his proportionate pecuniary interest therein. See “Certain Relationships and Related Transactions”.

(25)	Represents shares owned of record by LoopNet Holdings LLC, for which Attractor Offshore Ltd. has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. John J. Greenwood is the natural person that holds the voting control dispositive power with respect to these shares that are not held by LoopNet Holdings LLC. See “Certain Relationships and Related Transactions”.

(26)	Represents shares owned of record by LoopNet Holdings LLC, for which EOP Operating Limited Partnership, a Delaware limited partnership (“EOPLP”) has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. Equity Office Properties Trust, a publicly traded Maryland real estate investment trust (“EOPT”), is the general partner of EOPLP. Marsha C. Williams, Executive Vice President and Chief Financial Officer of EOPT, is the only individual with dispositive power with respect to these shares. The following individuals have voting control with respect to these shares: Richard C. Kincaid, President and Chief Executive Officer of EOPT; Peyton H. Owen, Executive Vice President and Chief Operating Officer of EOPT; Jeffrey L. Johnson, Executive Vice President and Chief Investment Officer of EOPT; and, in certain circumstances, Matthew T. Gworek, Shobi S. Kahn and J. Michael Lynch, each a Senior Vice President — Investments of EOPT. The named natural persons have the indicated voting control or dispositive power of the shares held by EOPLP only in their capacity as officers, and therefore agents, of EOPT or its affiliates and not in any personal capacity; such persons have no personal interest in the shares. See “Certain Relationships and Related Transactions”.

(27)	Represents shares owned of record by LoopNet Holdings LLC, for which Hambrecht & Quist California (“H&Q California”) has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. “H&Q California” is a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded Delaware corporation that is listed on the New York Stock Exchange. Thomas Szymoniak is the Attorney-In-Fact of H&Q California and as such holds voting control and dispositive power over the shares held by H&Q California. Mr. Szymoniak disclaims beneficial ownership of the shares held by H&Q California except to the extent of his proportionate pecuniary interest therein. See “Certain Relationships and Related Transactions”.

(28)	Represents shares owned of record by LoopNet Holdings LLC, for which Hambrecht & Quist Employee Venture Fund L.P., II (“H&Q Employee Fund II”) has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. The general partner of H&Q Employee Fund II is H&Q Venture Management, L.L.C. (“HQVM”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded Delaware corporation that is listed on the New York Stock Exchange. HQVM may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by H&Q Employee Fund II. Thomas Szymoniak is the Chief Financial Officer of HQVM and, by virtue of his position and responsibilities with HQVM, holds voting control and dispositive power over the shares held by H&Q Employee Fund II. Mr. Szymoniak disclaims beneficial ownership of the shares held by H&Q Employee Fund II except to the extent of his proportionate pecuniary interest therein. See “Certain Relationships and Related Transactions”.

(29)	Represents shares owned of record by LoopNet Holdings LLC, for which Hambrecht & Quist Employee Venture Fund, 2000 LP (“H&Q Employee Fund 2000”) directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. The general partner of H&Q Employee Fund 2000 is H&Q Venture Management, L.L.C. (“HQVM”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded Delaware corporation that is listed on the New York Stock Exchange. HQVM may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by H&Q Employee Fund 2000. Thomas Szymoniak is the Chief Financial Officer of HQVM and, by virtue of his position and responsibilities with HQVM, holds voting control and dispositive power over the shares held by H&Q Employee Fund 2000. Mr. Szymoniak disclaims beneficial ownership of the shares held by H&Q Employee Fund 2000 except to the extent of his proportionate pecuniary interest therein. See “Certain Relationships and Related Transactions.”

(30)	Represents shares owned of record by LoopNet Holdings LLC, for which LoopNet, Inc. has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. LoopNet, Inc. repurchased these shares from another LoopNet Holdings LLC member in 2003. Richard J. Boyle, Jr. is the natural person that holds the voting control and dispositive power with respect to these shares that are not held by LoopNet Holdings LLC. See “Certain Relationships and Related Transactions.” These 529,283 shares, together with 3,470,717 newly issued shares, comprise the 4,000,000 shares to be offered by LoopNet, Inc. in this offering.

(31)	Represents shares owned of record by LoopNet Holdings LLC, for which McLaughlin Ventures has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. Mark A. McLaughlin and Tracy A. McLaughlin are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by LoopNet Holdings LLC. See “Certain Relationships and Related Transactions”.

(32)	Represents shares owned of record by LoopNet Holdings LLC, for which the Trustees of the Narragansett Bay Children’s Trust have directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to such shares. Donna Keene Hazard, Charles M. Hazard, Jr. and Asa E. Phillips are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by LoopNet Holdings LLC. See “Certain Relationships and Related Transactions.”

(33)	Represents shares owned of record by LoopNet Holdings LLC, for which National Association of Realtors has directed LoopNet Holdings LLC to sell such shares on its behalf pursuant to the operating agreement of LoopNet Holdings LLC. LoopNet Holdings LLC holds the investment power with respect to these shares. Dale Stinton and Bruce Wolf are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by LoopNet Holdings LLC. See “Certain Relationships and Related Transactions”.

(34)	Represents shares owned of record by PropertyFirst, LLC, for which Amcito Partners L.P. has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. Richard E. Carlson, Jeffrey S. Becker, John A. Ciccarone, W. Scott Campbell, Gregory S. Little and Jacqueline P. Little are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(35)	Represents shares owned of record by PropertyFirst, LLC, for which DTH Holding LLC has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. David Hamamoto is the natural person that holds the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(36)	Represents shares owned of record by PropertyFirst, LLC, for which MBI-PF, LLC has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. Adam Borak, Martin Lamb, Peggy Lamb, Abe Anhang, Jon Gordon, Charles Humber, Steven Kauff, Gregory Peck, Neil Cohen and Lee Parks are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(37)	Represents shares owned of record by PropertyFirst, LLC, for which RREEF Internet Partners has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. Stephen M. Steppe is the natural person that holds the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(38)	Represents shares owned of record by PropertyFirst, LLC, for which SunAmerica Investments, Inc. directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. SunAmerica Investments, Inc. is an indirect wholly owned subsidiary of American International Group, Inc., a publicly traded Delaware corporation that is listed on the New York Stock Exchange.

(39)	Represents shares owned of record by PropertyFirst, LLC, for which Surfboard & Co. has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. Barbara J. Stocking and Judy M. Alexander are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(40)	Represents shares owned of record by PropertyFirst, LLC, for which Two Bear Living Trust has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. Frederick J. Warren is the natural person that holds the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(41)	Represents shares owned of record by PropertyFirst, LLC, for which USA Cycling Development Foundation has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. Lance Armstrong, Matt Barger, Skip Battle, Mark Bissell, Michael Brooks, John Bucksbaum, Tench Coxe, Robert L. Emery, Jeffery C. Garvey, Peter Grauer, Mick Hellman, Thomas L. Kempner, Jr., Terry Lee, Ed McCall, Michael Patterson, Rich Silverstein, Herb Thomas, Thomas W. Weisel, Ward Woods and David B. Williams are the natural persons that hold the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(42)	Represents shares owned of record by PropertyFirst, LLC, for which WES Holdings LLC has directed PropertyFirst, LLC to sell such shares on its behalf pursuant to the operating agreement of Property

First, LLC. PropertyFirst, LLC holds the investment power with respect to these shares. W. Edward Scheetz is the natural person that holds the voting control and dispositive power with respect to these shares that are not held by PropertyFirst, LLC. See “Certain Relationships and Related Transactions”.

(43)	Mr. Boyle has indicated interest in selling a limited number of shares in the event of exercise of the overallotment option by the underwriters.

(44)	Mr. Stumme has indicated interest in selling a limited number of shares in the event of exercise of the overallotment option by the underwriters.

(45)	Mr. Warthen has indicated interest in selling a limited number of shares in the event of exercise of the overallotment option by the underwriters.

(46)	Mr. Byrne has indicated interest in selling a limited number of shares in the event of exercise of the overallotment option by the underwriters.

DESCRIPTION OF CAPITAL STOCK
      Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 125,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value.
Common Stock
      Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
      Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
      Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.
      As of March 31, 2006, there were 31,281,340 shares of common stock held of record by approximately 230 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be 34,752,057 shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered by this prospectus.
Preferred Stock
      Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of LoopNet. We have no present plans to issue any shares of preferred stock.
      Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of LoopNet without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.
      Pursuant to the automatic conversion provisions of our Articles of Incorporation, all outstanding shares of preferred stock will be converted to common stock on a one-for-one basis upon the completion of any public offering with aggregate gross proceeds to the Company of not less than $20,000,000 (prior to underwriting commissions, if any, and offering expenses) and a per-share price to the public of not less than $3.69. This offering will trigger such an automatic conversion. We currently have no plans to issue any other shares of preferred stock, other than as described above.

Warrants
      As of March 31, 2006 we had outstanding warrants to purchase an aggregate of 2,848,304 shares of our Series C convertible preferred stock at an exercise price of $0.308 per share. After the completion of this offering, these warrants will remain outstanding and will become exercisable for shares of our common stock.
Registration Rights
      The holders of 28,893,824 shares of common stock are entitled under the Amended and Restated Investor Rights Agreement between LoopNet, LoopNet Holdings LLC, PropertyFirst, LLC, the holders of LoopNet’s Series C convertible preferred stock, Morgan Stanley Dean Witter Equity Funding, and J.P. Morgan Securities Inc., which we refer to as the “Investor Rights Agreement,” to cause us, after the offering, to register the sale of any such shares not sold in the offering under the Securities Act. This figure assumes the exercise of all warrants outstanding as of March 31, 2006. These shares are referred to as “registrable securities.”
      Specifically, commencing 180 days after the closing of this offering, holders of at least 20% of the registrable securities may require us to prepare and file a registration statement under the Securities Act, at our expense, covering registrable securities with an aggregate anticipated offering price of at least $20,000,000. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations. Once we become eligible to file a registration statement on Form S-3, the holders of the registrable securities may require us to register these shares on Form S-3, not more than once in any six-month period, if such registration will generate anticipated aggregate net proceeds of at least $2,000,000, and these holders may participate in a registration by us, subject to specific conditions and limitations. Registration rights terminate no later than five years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.
Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute
     Amended and Restated Certificate of Incorporation and Bylaws
      Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.
      These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of LoopNet. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the board of directors.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•	Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Election and Removal of Directors. Our restated Certificate of Incorporation will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our stockholders. In addition, our directors will be removable only for cause and, subject to certain exceptions, any vacancies of the board of directors shall be filled only by the affirmative vote of a majority of the directors then in office. Because this system of election, appointing, removing and replacing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.
     Delaware Anti-Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
      Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc. Their address is 350 Indiana Street, Ste. 800, Golden, CO 80401, and their telephone number is 303-262-0600.
Nasdaq National Market Listing
      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “LOOP,” subject to notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.
      Upon completion of this offering, we will have 34,752,057 shares of common stock outstanding, assuming (i) no exercise of all outstanding warrants after March 31, 2006, (ii) no exercise of options after March 31, 2006 and (iii) conversion of all shares of outstanding preferred stock. Of these shares, the 6,000,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our existing “affiliates,” which generally includes officers, directors or 10% stockholders, as that term is defined in Rule 144 under the Securities Act. The remaining 29,281,340 shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.
Lock-Up Agreements
      Including our directors and officers, holders of a total of approximately 32,655,058 shares of common stock (including shares issuable upon automatic conversion of our outstanding preferred stock and including shares issued upon the exercise of warrants following March 31, 2006) have entered into lock-up agreements generally providing that they will not, for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC, offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of common stock, whether any such transaction is to be settled by the delivery of the shares of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, purchase, grant or disposition, or to enter into any such transaction, swap, hedge or other arrangement. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or we become aware of material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable unless Credit Suisse Securities (USA) LLC waives, in writing, such extension. We have entered into a similar agreement with the underwriters of this offering, and holders of common stock issued upon exercise of stock options have agreed to similar market stand-off provisions. See “Underwriting.” Certain transfers during the lockup period, including a distribution of the shares of common stock held by LoopNet Holdings LLC and PropertyFirst LLC to their members, are allowed during the lockup period so long as the recipient of the shares enters into a similar lockup agreement. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up and market stand-off agreements will not be eligible for sale until these agreements expire or are waived by Credit Suisse Securities (USA) LLC. Taking into account the lock-up and market stand-off agreements, and assuming Credit Suisse Securities (USA) LLC does not release any parties from these agreements, and that there is no extension of the lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	Beginning on the effective date of this offering, only the shares sold in this offering will be immediately available for sale in the public market.

•	Beginning 180 days after the effective date of this offering, the anticipated expiration date for the lock-up and market stand-off agreements, assuming no extension of the expiration date, approximately 27,968,257 shares will be eligible for sale pursuant to Rules 144, 144(k) and 701.

•	An additional 2,296,470 shares will become eligible for sale pursuant to Rule 144 on various dates after the anticipated expiration date of the lockup and market standoff agreements. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.
Rule 144
      In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up and market stand-off agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately 347,520 shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, the holding period for purposes of effecting a sale of such shares under Rule 144 commences on the date of transfer from the affiliate. For shares of common stock received upon conversion of outstanding preferred stock, the Rule 144 holding period commences on the date the stockholder acquired the preferred stock surrendered in the conversion.
Registration Rights
      The holders of 28,893,824 shares of our capital stock are entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public, pursuant to an Investors’ Rights Agreement and assuming the exercise of all warrants outstanding as of March 31, 2006. If these holders, by exercising their registration rights, cause a large number of shares to be registered and freely tradable in the public market, the sales could have a material adverse effect on the market price of our common stock. See “Description of Our Capital Stock — Registration Rights.” Those stockholders who enter into lock up agreements will agree in the lock up agreement not to make any demand for, or exercise any right with respect to, the registration of our common stock during the 180 day lock up period, as it may be extended, without the prior written consent of Credit Suisse Securities (USA) LLC.
Rule 701
      As a result of the lock-up and market stand-off agreements, persons holding stock options may not sell shares acquired upon exercise until 180 days after the effective date of this offering, assuming no extension of the lock-up period. Beginning 180 days after the effective date, any of our directors, officers, employees, consultants or advisors who purchased shares from us pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.
Options
      As of March 31, 2006, options to purchase a total of 3,237,676 shares of common stock pursuant to our 2001 Plan were outstanding, of which 1,138,488 were exercisable. We intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to the 2001 Plan and the 2006 Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued pursuant to such plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market stand-off agreements.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Thomas Weisel Partners LLC, Pacific Crest Securities Inc. and Pacific Growth Equities, LLC are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC	3,150,000
Thomas Weisel Partners LLC	1,500,000
Pacific Crest Securities Inc.	750,000
Pacific Growth Equities, LLC	600,000

Total	6,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.504 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.
      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.84	$0.84	$3,360,000	$3,360,000
Expenses payable by us	$0.42	$0.36	$2,500,000	$2,500,000
Underwriting Discounts and
Commissions paid by the selling stockholders	$0.84	$0.84	$1,680,000	$2,436,000
      The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.
      We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, purchase, grant or disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, except (1) issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (2) grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, and

(3) issuances of common stock pursuant to the exercise of such options. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or we become aware of material news or a material event relating to us or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we and Credit Suisse Securities (USA) LLC mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.
      Our officers, directors and substantially all of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.
      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “LOOP,” subject to notice of issuance.
      There has been no public market for our common stock prior to this offering. We and the underwriters negotiated the initial public offering price. The factors that were considered include:

•	prevailing market conditions;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.
      We and the underwriters considered these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Credit Suisse has provided us with investment banking advisory services in the past. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they will receive customary fees and commissions. Affiliates of Credit Suisse indirectly own less than one-tenth of 1% of our common stock.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
Representations of Purchasers
      By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action — Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.
LEGAL MATTERS
      The validity of the common stock being offered by this prospectus will be passed upon for us by Heller Ehrman LLP, Los Angeles and San Francisco, California which has acted as our counsel in connection with this offering. The underwriters have been represented by Morrison & Foerster LLP, Palo Alto, California.
EXPERTS
      The consolidated financial statements of LoopNet, Inc. at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of LoopNet, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.
      You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as LoopNet, that file electronically with the Securities and Exchange Commission.
      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

LOOPNET, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
LoopNet, Inc.
      We have audited the accompanying consolidated balance sheets of LoopNet, Inc. (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LoopNet, Inc. as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
February 24, 2006
Los Angeles California

LOOPNET, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,		March 31,

	2004	2005	2006

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,698	$18,765	$24,341
Short-term investments	3,026	3,100	3,127
Accounts receivable, net of allowance of $33, $27 and $39, respectively	373	529	595
Prepaid expenses and other current assets	257	325	270
Deferred income taxes	—	824	824

Total current assets	9,354	23,543	29,157
Property and equipment, net	487	843	930
Goodwill	1,417	2,417	2,417
Intangibles, net	1,542	1,418	1,391
Deferred income taxes	—	6,798	5,002
Deposits and other noncurrent assets	171	158	1,134

Total assets	$12,971	$35,177	$40,031

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$59	$65	$113
Accrued compensation and benefits	981	1,284	1,006
Accrued liabilities	595	599	1,131
Deferred revenue	2,532	4,640	5,589
Income taxes payable	88	16	68

Total current liabilities	4,255	6,604	7,907

Commitments and contingencies (see Note 9)
Redeemable convertible preferred stock, $.001 par value, 32,795,752 shares authorized: 21,728,528, 22,541,528 and 22,545,528 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively; $45,011,384 aggregate liquidation preference	39,712	39,962	39,964
Stockholders’ deficit:
Common stock, $.001 par value, 100,000,000 shares authorized; 7,197,286, 8,514,538 and 8,735,812 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively	7	9	9
Additional paid in capital	11,374	12,482	11,792
Deferred stock-based compensation	(512)	(827)	—
Stockholder notes receivable	(352)	(453)	—
Other comprehensive income	(6)	(29)	(35)
Accumulated deficit	(41,507)	(22,571)	(19,606)

Total stockholders’ deficit	(30,996)	(11,389)	(7,840)

Total liabilities and stockholders’ deficit	$12,971	$35,177	$40,031

See accompanying notes.

LOOPNET, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Revenues	$10,480	$17,036	$30,977	$6,213	$10,226
Cost of revenues	1,984	2,562	3,825	872	1,228

Gross profit	8,496	14,474	27,152	5,341	8,998
Operating expenses:
Sales and marketing	1,704	3,193	6,252	1,196	1,949
Technology and product development	2,289	2,686	3,746	1,086	960
General and administrative	3,180	4,889	5,955	1,194	1,478

Total operating expenses	7,173	10,768	15,953	3,476	4,387

Income from operations	1,323	3,706	11,199	1,865	4,611
Interest income, net	21	98	487	59	255
Other income (expense), net	261	34	7	—	(2)

Income from continuing operations	1,605	3,838	11,693	1,924	4,864
Discontinued operations:
Gain on sale of assets, net	287	—	—	—	—

Income from discontinued operations	287	—	—	—	—

Income before taxes	1,892	3,838	11,693	1,924	4,864
Income tax expense (benefit)	188	118	(7,243)	61	1,899

Net income	$1,704	$3,720	$18,936	$1,863	$2,965

Basic net income per share
Income from continuing operations	$—	$0.06	$0.58	$0.05	$0.08
Income from discontinued operations	—	—	—	—	—

Basic net income per share	$—	$0.06	$0.58	$0.05	$0.08

Diluted net income per share
Income from continuing operations	$—	$0.04	$0.54	$0.03	$0.06
Income from discontinued operations	—	—	—	—	—

Diluted net income per share:	$—	$0.04	$0.54	$0.03	$0.06

Number of shares used in per share calculations:
Basic	3,623	3,767	7,259	6,761	7,939
Diluted	3,623	5,757	35,091	9,851	10,678

See accompanying notes.

LOOPNET, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
(In thousands)

							Accumulated
	Common Stock		Additional	Deferred	Stockholders’		Other	Total
			Paid-in	stock-based	Notes	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	compensation	Receivable	Deficit	Income (Loss)	Deficit

Balance at December 31, 2002	3,582	$2	$8,830	—	$(15)	$(46,931)	$—	$(38,114)
Exercise of stock options	54	—	5	—	—	—	—	5
Net income	—	—	—	—	—	1,704	—	1,704

Balance at December 31, 2003	3,636	2	8,835	—	(15)	(45,227)	—	(36,405)
Exercise of stock options	2,819	1	281	—	—	—	—	282
Issuance of restricted stock	742	—	74	—	—	—	—	74
Stockholders’ notes receivable	—	—	—	—	(337)	—	—	(337)
Unrealized loss on marketable securities	—	—	—	—	—	—	(6)	(6)
Stock-based compensation on revalued stock options	—	—	1,673	—	—	—	—	1,673
Deferred stock-based compensation related to options and restricted stock granted to employees	—	—	515	(515)	—	—	—	—
Amortization of deferred stock-based compensation, net of forfeitures for terminated employees	—	—	—	3	—	—	—	3
Net income	—	—	—	—	—	3,720	—	3,720

Balance at December 31, 2004	7,197	3	11,378	(512)	(352)	(41,507)	(6)	(30,996)
Exercise of stock options	828	—	82	—	—	—	—	82
Issuance of restricted stock	490	—	49	—	—	—	—	49
Stockholders’ notes receivable	—	—	—	—	(86)	—	—	(86)
Interest on stockholders’ notes receivable	—	—	—	—	(15)	—	—	(15)
Unrealized loss on marketable securities	—	—	—	—	—	—	(23)	(23)
Stock-based compensation on revalued stock options	—	—	236	—	—	—	—	236
Deferred stock-based compensation related to options granted to employees	—	—	743	(743)	—	—	—	—
Amortization of deferred stock-based compensation net of forfeitures for terminated employees				428	—	—	—	428
Net income	—	—	—	—	—	18,936	—	18,936

Balance at December 31, 2005	8,515	$3	$12,488	$(827)	$(453)	$(22,571)	$(29)	$(11,389)
Exercise of stock options	221	1	22	—	—	—	—	23
Interest on shareholders’ notes receivable	—	—	—	—	(3)	—	—	(3)
Collection of stockholders’ note receivable	—	—	—	—	456	—	—	456
Unrealized loss on marketable securities	—	—	—	—	—	—	(6)	(6)
SFAS 123R adoption	—	—	(827)	827	—	—	—	—
Stock-based compensation expense	—	—	114	—	—	—	—	114
Net income	—	—	—	—	—	2,965	—	2,965

Balance at March 31, 2006 (unaudited)	8,736	$4	$11,797	$—	$—	$(19,606)	$(35)	$(7,840)

See accompanying notes.

LOOPNET, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cash flows from operating activities
Net income	$1,704	$3,720	$18,936	$1,863	$2,965
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	377	278	505	104	149
Stock-based compensation	—	1,676	664	375	114
Net loss on disposal of assets	62	2	—	—	3
Net gain on sale of business	(287)	—	—	—	—
Deferred income tax (benefit)	—	—	(7,622)	—	1,796
Changes in operating assets and liabilities, net of effects from sale of business:
Accounts receivable	30	(132)	(157)	(3)	(65)
Prepaid expenses and other assets	141	(152)	(184)	(31)	26
Income taxes payable	188	(100)	(72)	(27)	52
Accounts payable	(21)	45	6	(55)	47
Accrued expenses and other current liabilities	(79)	213	4	162	531
Accrued compensation and benefits	385	305	301	(443)	(277)
Deferred revenue	444	1,066	2,109	662	949

Net cash provided by operating activities	2,944	6,921	14,490	2,607	6,290
Cash flows from investing activities
Purchase of property and equipment	(243)	(500)	(719)	(53)	(207)
Proceeds from sale of assets	12	—	—	—	—
Purchase of short-term investments	—	(3,000)	—	—	—
Net proceeds from the sale of business	427	35	—	—	—
Acquisitions, net of acquired cash	—	(2,950)	(1,000)	—	—

Net cash provided by (used in) investing activities	196	(6,415)	(1,719)	(53)	(207)
Cash flows from financing activities
Repayment of note payable	(139)	—	—	—	—
Net payments on equipment financing	(293)	—	—	—	—
Net proceeds from exercise of preferred stock warrants	—	—	250	—	1
Net proceeds from exercise of stock options	5	18	46	12	23
Net proceeds from payment of note receivable on options exercised and restricted stock purchased	—	—	—	—	456
Deferred initial public offering costs	—	—	—	—	(987)

Net cash provided by (used in) financing activities	(427)	18	296	12	(507)

Net increase in cash and cash equivalents	2,713	524	13,067	2,566	5,576
Cash and cash equivalents at beginning of year	2,461	5,174	5,698	5,698	18,765

Cash and cash equivalents at end of year	$5,174	$5,698	$18,765	$8,264	$24,341

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$8	$299	$449	$89	$51
Cash paid during the period for interest	$11	$—	$—	$—	$—
See accompanying notes.

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) The Company and Summary of Significant Accounting Policies

Organization and Basis of Presentation
      LoopNet, Inc. (the Company or LoopNet) was incorporated under the laws of the state of California on June 2, 1997. The Company changed its name from Loop Ventures, Inc. to LoopNet, Inc. on November 3, 1998. Prior to Loop Ventures, Inc., the Company operated as a limited liability corporation known as Loop Ventures, LLC. On August 26, 1997, the owners of Loop Ventures, LLC exchanged all units held for a proportionate number of the shares of Loop Ventures, Inc. The transaction was recorded at historical basis.
      On July 13, 2001, the Company merged with PropertyFirst.com, Inc. (PropertyFirst), with LoopNet, Inc. being the surviving company. The merger was accounted for under the purchase method of accounting. In order to preserve the existing rights and preferences of the different classes and series of PropertyFirst and LoopNet capital stock, each company reorganized by forming its own holding company. The two holding companies are limited liability companies, or LLCs, and continue in separate existence after the business combination of LoopNet and PropertyFirst. The LLCs are the direct owners of LoopNet, Inc. and the LLC members are the beneficial owners.
      In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company’s financial position as of March 31, 2006, the results of its consolidated operations for the three months ended March 31, 2005 and 2006, and its consolidated cash flows for the three months ended March 31, 2005 and 2006. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.
      The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.
      The Company has granted stock options at exercise prices equal to the value of the underlying stock as determined by its board of directors on the date of option grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within the two-year period ended December 31, 2005 to arrive at reassessed values for the shares underlying the options that are higher than the values determined by the board. These reassessed values were determined based on a number of factors, including input from advisors, the Company’s historical and forecasted operating results and cash flows, and comparisons to publicly held companies. The reassessed values were used to determine the amount of stock-based compensation recognized related to stock and stock option grants to employees.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments
      The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments consist of debt securities that the Company classifies as available for sale. The weighted average maturities of short-term investments are less than one year. These securities are carried at fair value, with the unrealized gains and losses if any, net of taxes, reported as a component of stockholders’ equity. Any realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

Concentration of Risk
      Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments are deposited with high credit quality financial institutions. The Company’s revenue and accounts receivable are primarily derived from credit card transactions with subscribers and are typically settled within two to three business days.
      No single customer accounted for more than 2.0% of the Company’s revenues for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006.

Fair Value of Financial Instruments
      The Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Accounts Receivable
      Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable to identify specific subscribers where collectibility may not be probable. The amount of the allowance is determined by management estimates based on historic trends and specific account analysis.

Property and Equipment
      Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three years or less, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

Website Development Costs
      In March 2000, the Emerging Issues Task Force (EITF) issued EITF 00-2, Accounting for Web Site Development Costs, which addresses whether certain development costs should be capitalized or expensed. Because the Company’s current website development costs incurred relate to routine maintenance and operating costs, the Company expenses such costs as incurred.

Long-Lived Assets Including Goodwill and other Intangible Assets
      The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
exceeds its fair value. The Company has not recorded any impairment of assets in any of the periods presented.
      The Company follows SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company performed the transitional impairment test during the fourth quarter of 2004 and 2005 and concluded that goodwill was not impaired.
      SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed.
      Intangible assets are comprised of customer relationships, acquired technology and a domain name acquired in connection with the acquisition of BizBuySell. Amortization is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life

Broker Relationships	8.3 years
Advertising Relationships	1.5 years
Technology	3 years
Domain name	Indefinite
      Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.
      The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

Income Taxes
      Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements as well as from net operating loss and tax credit carry forwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Business Segment
      The Company considers itself to be in a single business segment which is defined as providing an online marketplace serving the commercial real estate industry and operating businesses for sale industry. Substantially all of the Company’s business comes from customers and operations located within the United States, and the Company does not have any assets located in foreign countries.

Revenue Recognition
      The Company derives substantially all its revenue from customers that pay fees for a suite of services to market and search for commercial real estate and operating businesses. These services include a premium membership that gives the customer unlimited access to listings, maximized exposure for their listings along with enhanced services to market their listings. The Company recognizes revenue under the provisions of

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the service period.
      Revenue from other sources includes advertising revenues which are recognized ratably over the period in which the advertisement is displayed provided that no significant obligations remain and collection of the resulting receivable is probable. Advertising rates are dependent on the services provided and the placement of the advertisements. To date, the duration of the Company’s advertising commitments has generally averaged two to three months.

Cost of Revenues
      Cost of revenues consists of the expenses associated with the operation of the Company’s website, including depreciation of network infrastructure equipment, salaries and benefits of network operations personnel, internet connectivity and hosting costs. Cost of revenues also includes salaries and benefit expenses associated with our data quality, data import and customer support personnel and credit card and other transaction fees relating to processing customer transactions.

Sales and Marketing
      The Company’s sales and marketing expenses relate primarily to the compensation and associated costs for sales and marketing personnel, advertising expenses as well as public relations and other promotional activities.
      Advertising costs included in sales and marketing expenses were $17,000, $230,000, $752,000, $150,000 and $329,000 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 respectively.

Technology and Product Development
      Technology and product development costs include expenses for the research and development of new products and services, as well as significant improvements to existing products and services. Also included are costs associated with the maintenance of the Company’s existing products.

General and Administrative
      General and administrative costs consist primarily of salaries and related expenses for executive, accounting and human resources personnel. These costs also include insurance and professional fees, facility costs and related expenses. Professional fees primarily consist of outside legal and audit fees.

Comprehensive Income
      Comprehensive Income is comprised of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments. The differences between total comprehensive income and net income as disclosed on the consolidated statements of redeemable convertible preferred stock and stockholders’ equity for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006 were insignificant.

Stock-Based Compensation
      In the first quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R), which revises SFAS 123, Accounting for Stock-Based

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Compensation and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS 123R requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. Prior to FAS 123R the Company disclosed the pro forma effects of FAS 123 under the minimum value method. The company adopted SFAS 123R effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006. The adoption of SFAS 123R in the first quarter of 2006 resulted in the recognition of additional stock-based compensation expense of $51,000 and a reduction in net income of $31,000 (net of tax benefits of $20,000).
      Prior to January 1, 2006, the Company accounted for employee stock-based compensation in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and related Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation  — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. The Company amortized deferred stock-based compensation using the straight-line method over the vesting period.

Earnings Per Share
      The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings available to common shareholders for the period, after deduction of redeemable convertible preferred stock dividends, to be allocated between the common and redeemable convertible preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing income allocable to common shareholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares outstanding. EITF Issue No. 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock; therefore, the following EPS amounts only pertain to the Company’s common stock.
      The Company calculates diluted EPS under the if-converted method unless the conversion of the redeemable convertible preferred stock is anti-dilutive to basic EPS. To the extent redeemable convertible preferred stock is anti-dilutive, the Company calculates diluted EPS under the two class method to include the effect of potential common shares.

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The share count used to compute basic and diluted net income per share is calculated as follows (in thousands):

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Weighted-average common shares outstanding used to compute basic net income per share	3,623	3,767	7,259	6,761	7,939
Add dilutive common equivalents:
Stock options	—	1,988	2,094	2,109	2,025
Unvested restricted stock(1)	—	2	933	981	713
Redeemable convertible preferred stock	—	—	21,827	—	—
Redeemable convertible preferred warrants	—	—	2,979	—	—

Shares used to compute diluted net income per share	3,623	5,757	35,092	9,851	10,677

(1)	Outstanding unvested common stock purchased by employees is subject to repurchase by the Company and therefore is not included in the calculation of the weighted-average shares outstanding for basic earnings per share.
      The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on earnings per share would have been anti-dilutive (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Stock options	4,930	—	24	—	—
Warrants	3,666	3,666	—	2,163	2,636
Redeemable convertible preferred stock	21,729	21,729	—	21,729	22,543

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth the computation of basic and diluted EPS (in thousands, except per share data):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Calculation of basic net income per share — two-class method:
Net income	$1,704	$3,720	$18,936	$1,863	$2,965
Assumed preferred stock dividends	1,704	2,159	2,159	540	540

Net income, net of assumed stock dividends	$—	$1,561	$16,777	1,323	2,425
Percent of net income allocable to common stockholders(1)	14%	15%	25%	24%	26%
Net income allocable to common stockholders	—	234	4,194	318	631
Weighted average common shares outstanding	3,623	3,767	7,259	6,761	7,939
Basic net income per share — two-class method	$—	$0.06	$0.58	$0.05	$0.08

Calculation of diluted net income per share:
Net income	$—	$234	$18,936	$318	$631
Weighted average diluted shares outstanding	3,623	5,757	35,092	9,851	10,677
Diluted net income per share	$—	$0.04	$0.54	$0.03	$0.06

(1)	Calculation of percent of net income allocable to common stockholders:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Weighted average common shares outstanding	3,673	3,767	7,259	6,761	7,939
Weighted average redeemable convertible preferred shares outstanding	21,729	21,729	21,827	21,729	22,543
Weighted average common shares and preferred shares outstanding	25,352	25,496	29,086	28,490	30,482
Percent of net income allocable to common stockholders	14%	15%	25%	24%	26%
(2) Acquisition of BizBuySell, Inc.
      On October 1, 2004, the Company acquired BizBuySell, Inc. an online exchange for businesses for sale in North America, for $3,975,654 net of acquired cash, with $1.0 million of the purchase price contingent upon completion of a one-year transition agreement.
      As a result of the acquisition the Company recorded intangible assets related to developed technology and customer relationships in the aggregate of $708,500 that are being amortized on a straight-line basis over their estimated lives of 1.5 to 8.3 years. Also included in other intangible assets is a trade name of $850,000

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
which has an indefinite life and is tested on an annual basis for impairment. The remaining excess purchase price over identified tangible and intangible assets of $2,417,154 has been recorded as goodwill. Amortization expense was $16,667 in 2004, $123,392 in 2005 and $16,667 and $27,292 for the three months ended March 31, 2005 and 2006.
      The acquisition was accounted for as a business combination consistent with SFAS No. 141 and the results of operations have been included in the Company’s consolidated financial statements since the acquisition date. The contingent cash consideration was subject to a transition agreement whereby $1.0 million was payable in two installments provided that certain performance measures are met. Through December 31, 2005, all such measures have been met and the Company has made the required payments.
      The Company performed a valuation of the net assets acquired in the BizBuySell acquisition and allocated the original purchase price as follows (in thousands):

Customer relationships	$610
Technology	98
Domain name	850
Goodwill	2,417

$3,975

      The customer relationships were valued using the income approach.
      As part of the acquisition, the Company acquired certain internally developed technology related to the website. This asset was valued using the cost approach. An estimated useful life of three years was determined based on an assessment of the eventual need to update the technology as web technology continues to progress.
      The domain name was valued using the market approach. Based on the continually renewable nature of the domain name and the Company’s plans to continue use of the BizBuySell.com domain name indefinitely, this asset was determined to have an indefinite useful life.
      Business acquisitions are usually driven by the purchaser’s intended use of some, or all, of the target’s tangible and intangible assets, including goodwill. The remaining value of a business, which has not been separately identified as a specific asset, can be allocated to goodwill based on the provisions of SFAS 141. Goodwill is recorded as the difference between the purchase price and net asset value.
      The results of operations of BizBuySell have been included in the Company’s consolidated statements of income since the completion of the acquisition on October 1, 2004. The following unaudited pro forma information presents a summary of the results of the operations of the Company assuming the acquisition of BizBuySell occurred on January 1, 2004 (in thousands, except per share data):

Year Ended
December 31, 2004

(unaudited)
Revenue	$18,189
Net income	$4,249
Net income per share — basic	$0.09

Net income per share — diluted	$0.07

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(3) Property and Equipment, net
      Property and equipment, net consists of the following (in thousands):

	As of December 31,		March 31,

	2004	2005	2006

			(unaudited)
Computer equipment and purchased software	$4,310	$4,619	$4,785
Office equipment and furniture (includes leasehold improvements)	217	419	452

	4,527	5,038	5,237
Less accumulated depreciation and amortization	(4,040)	(4,195)	(4,307)

	$487	$843	$930

(4) Intangible Assets, net
      Intangible assets, net consists of the following (in thousands):

	As of December 31,		March 31,

	2004	2005	2006

			(unaudited)
Cost:
Customer relationships	$610	$610	$610
Technology	98	98	98
Domain name	850	850	850

Total cost	1,558	1,558	1,558
Accumulated amortization:
Customer relationships	(16)	(99)	(118)
Technology	—	(41)	(49)
Domain name	—	—	—
Total accumulated amortization	(16)	(140)	(167)

Total	$1,542	$1,418	$1,391

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(5) Income Taxes
      Income tax expense (benefit) is comprised of the following (in thousands):

	Year Ended December 31,

	2003	2004	2005

Current:
Federal	$43	$125	$287
State	145	(7)	92

Total	$188	$118	$379
Deferred:
Federal	$—	$—	$(6,207)
State	—	—	(1,415)

Total	$—	$—	$(7,622)

Income tax expense (benefit)	$188	$118	$(7,243)

      The Company recorded a provision for income taxes of $1.9 million for the three month ended March 31, 2006, based upon a 39% effective tax rate. The effective tax rate is based upon the Company’s estimated fiscal 2006 income before the provision for income taxes. To the extent the estimate of fiscal 2006 income before the provision for income taxes changes, the Company’s provision for income taxes will change as well. The provision for income taxes of $61,000 for the three month period ended March 31, 2005 consists of amounts accrued for the Company’s estimated fiscal 2005 federal and state income tax liability and takes into consideration the utilization of net operating loss carryforwards.
      A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year Ended December 31,

	2003	2004	2005

Statutory federal tax rate	34.0%	34.0%	34.0%
State tax rate, net of federal benefit	0.0%	0.0%	(7.5)%
Change in valuation allowance	(34.0)%	(34.0)%	(88.4)%
Effective tax rate	0.0%	0.0%	(61.9)%
      The tax effects of temporary differences that give rise to significant components of deferred tax assets are as follows (in thousands):

	As of December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$20,030	$14,830
Property and equipment	279	52
Tax credits	2,383	2,900
Deferred income	1,008	1,847
Valuation allowance	(23,700)	(12,007)

Total deferred tax assets	$—	$7,622

      In the fourth quarter of 2005, the Company determined that it is more likely than not that it would generate sufficient taxable income from operations to realize tax benefits arising from the use of our net

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
operating loss carryforwards to reduce the income tax owed on taxable income. Prior to the fourth quarter of 2005, the Company recorded a valuation allowance on the deferred tax assets associated with these future tax benefits due to the fact that because it was not certain sufficient taxable income would be generated in the future. During 2005 the Company utilized $14.1 million of net operating loss carryforwards against 2005 taxable income in addition to $13.6 million of net operating loss carryforwards utilized from the release of the valuation allowance based on projected future income and net operating loss carryforward limitations as discussed below. The release of a portion of the valuation allowance in the fourth quarter of 2005 resulted in a tax benefit of approximately $7.6 million that was recognized in our results from operations. As of December 31, 2005, the Company continued to maintain a valuation allowance of approximately $12.0 million for certain federal and state net operating loss carryforwards due to the uncertainty of realization.
      At December 31, 2005 the Company had approximately $39 million of federal and $19 million of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2017 for federal and 2009 for state purposes, respectively.
      Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards is limited based upon changes in the percentage of the ownership of the Company. As a result of prior ownership changes, the Company believes that it will be limited to using approximately $9.6 million of net operating losses to offset taxable income in 2006 and approximately $2 million in 2007 and each year thereafter until 2021.
(6) Deposits and other noncurrent assets
      Deposits and other noncurrent assets consisted of the following (in thousands):

	As of December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Deposits and other noncurrent assets	$171	$158	$147
Deferred initial public offering costs	—	—	987

	$171	$158	$1,134

(7) Redeemable Convertible Preferred Stock
      As of December 31, 2004 and 2005 and the three months ended March 31, 2006, the following shares of preferred stock were outstanding:

	Shares		Shares
	as of December 31,		as of March 31,

	2004	2005	2006

			(unaudited)
Series A convertible preferred stock	14,000,000	14,000,000	14,000,000
Series B nonvoting convertible preferred stock	397,876	397,876	397,876
Series C convertible preferred stock	7,330,642	8,143,650	8,147,650
Series E nonvoting convertible preferred stock	2	2	2
Series F nonvoting convertible preferred stock	8	—	—

	21,728,528	22,541,528	22,545,528

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Voting
      The holders of each share of Series A and Series C convertible preferred stock issued and outstanding are entitled to one vote for each share of common stock into which such convertible preferred shares may be converted. Series B convertible preferred stock does not have voting rights.
      The Company’s Articles of Incorporation, as amended, also provide for certain protective provisions for Series A and Series C convertible preferred stock voting rights as long as 50% or more of the shares of Series A and Series C convertible preferred stock remain outstanding. Such provisions restrict the Company from actions that affect the rights and privileges of the preferred stock; effecting a reorganization, consolidation, or merger; or acquiring another business in excess of $1.0 million.

Dividends
      The holders of shares of Series C convertible preferred stock shall be entitled to receive, before any dividends shall be paid or declared and set aside for the common stock or any other series of convertible preferred stock, noncumulative dividends at the rate of $0.0492 per share per annum, payable when, and if declared by, the Board of Directors. The holders of Series A convertible preferred stock and Series B nonvoting convertible preferred stock shall be entitled to receive, before any cash dividends shall be paid or declared and set aside for the common stock or the other convertible preferred stock, noncumulative dividends at the rate of $0.12 per share per annum, payable when, and if declared by, the Board of Directors.
      No dividends on any class of stock have been declared by the Board of Directors since inception.

Liquidation
      In the event of any liquidation, dissolution or winding up of the Company, including any reorganization, merger or consolidation that results in the transfer of more than 50% of the voting power of the Company, or sale of all or substantially all of the assets of the Company, the holders of Series A, Series B and Series C convertible preferred stock are entitled to receive a liquidation preference equal to $2.50 per share for Series A and Series B shares and $1.23 per share for Series C shares plus any declared but unpaid dividends, prior to, and in preference to, any distribution to the holders of the common stock. The Series C convertible preferred stock will rank senior to the Series A and Series B convertible preferred stock in priority in liquidation.
      Series A, Series B and Series C convertible preferred stock is participating; therefore, after the full liquidation preference on all outstanding shares of convertible preferred stock has been paid, any remaining funds and assets of the Company will be distributed pro rata among the holders of the Series A, Series B and Series C convertible preferred stock and common stock based on the number of then convertible shares, until holders of Series A and Series B convertible preferred stock receive an amount equal to $6.25 per share and Series C convertible preferred stock receive an amount equal to $3.08 per share. Any further remaining funds and assets of the Company will be distributed pro rata among the holders of common stock.
      Any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, constitutes a liquidation, triggering the payment of liquidation preference amounts under the terms of the preferred stock designations. In addition, the sale of all or substantially all of the Company’s assets or the acquisition of the Company by means of a merger, consolidation, share exchange or reorganization are all events which are deemed to be a liquidation, triggering the payment of liquidation preferences under the terms of the preferred stock designations. These liquidation characteristics require classification of the redeemable convertible preferred stock outside of the stockholders’ equity section as certain of these factors are outside the control of the Company. The redeemable convertible preferred stock is not redeemable under any other circumstances.

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The redeemable convertible preferred stock is carried at its original fair value at the date of issuance. The redeemable preferred stock is redeemable only in the event of a merger or acquisition. At December 31, 2005 and 2004 no events or circumstance have occurred or are anticipated to occur that would result in the preferred stock becoming redeemable. Therefore, the Company has not adjusted the preferred stock carrying value to its redemption value.

Conversion
      Each share of Series A and Series C convertible preferred stock is convertible into common stock, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. The conversion ratio at December 31, 2005, was 100% of the issuance price per share for each series of preferred stock.
      Each share of preferred stock will be automatically converted into common stock upon (i) the consent of at least two-thirds of the then-outstanding shares of convertible preferred stock, including the holders of at least two-thirds of the then-outstanding shares of Series C preferred stock, or (ii) the closing of a public offering of common stock at a per price share of at least $1.85 per share with gross proceeds of at least $20,000,000.
(8) Stock Purchase Warrants
      In December 2001, in connection with the Series C financing, the Company issued fully exercisable warrants to purchase 3,665,312 Series C redeemable convertible preferred stock. The warrants are exercisable through December 2006, at an exercise price of $0.3075 per share. As of March 31, 2006, 817,008 warrants had been exercised.
(9) Stock Option Plan
      In July 2001, the Company adopted the 2001 Stock Option Plan (the 2001 Plan), which provides for the granting of incentive and nonqualified common stock options for employees, directors, consultants and advisors. Through December 31, 2005 the Board of Directors had reserved 10,000,000 shares of common stock to be issued in conjunction with the 2001 Plan. The board of directors is authorized to administer the 2001 Plan and establish the stock option terms, including grant price and vesting period.
      Incentive and nonqualified stock options typically vest over a four-year period, 25% for the first year and monthly thereafter over the remaining three years. Stock options may be exercised during continued employment, or within 60 days of terminating employment and they expire ten years from the date of grant.

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the Company’s 2001 Stock Plan is as follows:

	Options Outstanding		Options Exercisable

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance at December 31, 2002	4,834,012	$0.10	2,549,600	$0.10
Granted	938,218	$0.10
Exercised	(54,142)	$0.10
Cancelled	(201,524)	$0.10

Balance at December 31, 2003	5,516,564	$0.10	3,765,292	$0.10
Granted	1,096,448	$0.10
Exercised	(2,818,714)	$0.10
Cancelled	(909,834)	$0.10

Balance at December 31, 2004	2,884,464	$0.10	1,675,286	$0.10
Granted	921,684	$1.31
Exercised	(827,702)	$0.10
Cancelled	(294,668)	$0.17

Balance at December 31, 2005	2,683,778	$0.51	1,214,352	$0.11
Granted	816,376	$4.08
Exercised	(221,274)	$0.11
Cancelled	(41,204)	$1.97

Balance at March 31, 2006 (unaudited)	3,237,676	$1.42	1,138,488	$0.14

      Additional information regarding stock options outstanding and exercisable is as follows:
      As of December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted
		average	Weighted		Weighted
		remaining	Average		Average
	Number of	contractual	Exercise	Number of	Exercise
Exercise prices	Options	life (years)	Price	Options	Price

$0.10	2,022,978	7.27	$0.10	1,205,600	$0.10
0.23	78,800	9.21	0.23	0	0.23
0.50	61,000	9.30	0.50	0	0.50
1.10	140,600	9.45	1.10	1,808	1.10
1.48	115,800	9.61	1.48	500	1.48
1.68	98,600	9.70	1.68	6,058	1.68
3.65	138,000	9.83	3.65	386	3.65
4.08	28,000	9.93	4.08	0	4.08

	2,683,778	7.84	$0.51	1,214,352	$0.11

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of March 31, 2006 (unaudited):

	Options Outstanding			Options Exercisable

		Weighted
		average	Weighted		Weighted
		remaining	Average		Average
	Number of	contractual	Exercise	Number of	Exercise
Exercise prices	Options	life (years)	Price	Options	Price

$0.10	1,800,274	7.13	$0.10	1,102,186	$0.10
0.23	78,800	8.96	0.23	12,454	0.23
0.50	57,950	9.05	0.50	6,354	0.50
1.10	140,600	9.21	1.10	2,580	1.10
1.48	91,400	9.36	1.48	874	1.48
1.68	98,600	9.46	1.68	9,320	1.68
3.65	125,800	9.59	3.65	1,160	3.65
4.08	844,252	9.80	4.08	3,560	4.08

	3,237,676	8.23	$1.42	1,138,488	$0.14

      In connection with stock options and restricted stock granted to employees, the Company recorded deferred stock-based compensation costs of $514,503 and $742,815 in the years ended December 31, 2004 and 2005, respectively. No deferred stock-based compensation was recorded during the year ended December 31, 2003 as the exercise price of the stock options equaled or exceeded the reassessed value of the underlying stock at the date of grant. The deferred stock-based compensation amounts for each of the eight quarterly periods ended December 31, 2004 and 2005 during which stock options and restricted stock were granted were computed as follows:

	Quarter Ended					Quarter Ended
					Year Ended					Year Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Dec. 31,
	2004	2004	2004	2004	2004	2005	2005	2005	2005	2005

Options and restricted stock granted to employees	437,994	166,800	151,600	919,886	1,676,280	799,800	201,600	214,400	166,000	1,381,800
Weighted average exercise price	$0.10	$0.10	$0.10	$0.10		$0.12	$0.92	$1.54	$3.72
Weighted average reassessed value of underlying stock	$0.07	$0.07	$0.17	$0.65		$0.74	$1.81	$1.88	$3.00
Weighted average deferred stock-based compensation per option and restricted stock	—	—	$0.07	$0.55		$0.62	$0.89	$0.31	—
Deferred stock-based compensation related to options and restricted stock	—	—	$10,612	$503,891	$514,503	$497,629	$179,725	$65,461	—	$742,815
      During 2004 and 2005, the Company received promissory notes from certain executives of the Company at interest rates deemed below market rate terms. As a result, the related stock options and restricted stock were revalued as of the exercise date resulting in stock compensation charges of $1,673,436 and $236,310 in 2004 and 2005, respectively.

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company amortizes deferred compensation expense for stock options and restricted stock issued to employees on a straight-line basis over the vesting period of the options, generally four years. Amortization of deferred stock-based compensation, net of forfeitures for terminated employees, totaled $2,692 and $427,686 for years ended December 31, 2004 and 2005, respectively. Unamortized deferred stock-based compensation is reflected as a reduction of stockholders’ equity and totaled $826,924 at December 31, 2005.
      The following table illustrates the effect on net income if the fair value based method as prescribed by SFAS No. 123 had been applied to all outstanding awards in each period (in thousands, except per share data):

	Year Ended December 31,

	2003	2004	2005

Net income, as reported	$1,704	$3,720	$18,936
Add: Stock-based employee compensation expense included in net income available to stockholders, net of related tax effects	—	1,676	664
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(1,730)	(650)
Pro forma net income	$1,700	$3,666	$18,950

Earnings per share
Basic — as reported	$—	$0.06	$0.58

Diluted — as reported	$—	$0.04	$0.54

Basic — pro forma	$—	$0.06	$0.58

Diluted — pro forma	$—	$0.04	$0.54

      In connection with the adoption of SFAS 123R (see Note 1), the Company reviewed and updated, among other things, its forfeiture rate, expected term and volatility assumptions. The weighted average expected option term for the three month period ended March 31, 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107 (SAB 107), which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility for the three month period ended March 31, 2006 also reflects the application of SAB 107 interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. Volatility for 2003, 2004 and 2005 was based on the minimum value method.
      The fair value of each option or restricted stock grant is estimated on the date of grant using the Black-Scholes method with the following assumptions:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Risk-free interest rate	2.97%	3.43%	4.05%	3.88%	4.55%
Expected volatility	0%	0%	0%	0%	53%
Expected life	4 years	4 years	4 years	4 years	6.1 years
Dividend yield	0%	0%	0%	0%	0%

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The weighted-average fair value of options granted in the years ended December 31, 2003, 2004 and 2005 and the three month period ended March 31, 2006 was $0.03, $0.98, $1.22, and $4.51 respectively, using the Black-Scholes option-pricing model.
      Total stock-based compensation has been allocated as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cost of revenues	$—	$1	$18	$2	$8
Sales and marketing	—	251	146	31	51
Technology and product development	—	236	350	268	23
General and administrative	—	1,188	150	74	32

Total	$—	$1,676	$664	$375	$114

Notes Receivable from Stockholders
      Receivables from stockholders totaling $423,857 at December 31, 2005, represent interest-bearing notes from certain stockholders issued to finance the purchase of 2,119,284 shares of the Company’s common stock pursuant to the 2001 Stock Plan. The notes bear interest at 3.56% to 3.83% per year with interest due upon payment of the notes. The notes have been paid off as of March 31, 2006.

(10)	Commitments and Contingencies

Leases
      The Company leases office space in San Francisco, California and Monrovia, California. The offices are currently leased under noncancelable operating lease agreements which expire at various dates through 2011.
      In June 2005, the Company entered into a new lease for approximately 18,000 square feet of office space in Monrovia, California. This lease has a six-year term at an initial base rent rate of approximately $420,000 per year.
      Future minimum payments under these noncancelable operating leases as of December 31, 2005, are as follows (in thousands):

2006	$945
2007	978
2008	660
2009	467
2010	476
Thereafter	198

$3,724

      Rent expense under operating leases for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 totaled approximately $725,000, $707,000, $838,000, $185,000 and $241,000, respectively.

LOOPNET, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation
      Currently, there is no litigation pending against the Company. From time to time, the Company may become party to litigation and subject to claims incident to the ordinary course of the Company’s business.

(11)	401(k) Plan
      Employees may participate in the Company’s 401(k) Plan. Participating employees may contribute a portion of their salary to the Plan up to the maximum allowed by the federal tax guidelines. Beginning January 1, 2005 the Company matches employee contributions up to 4% of the employee’s salary. Employee and Company contributions are fully vested when contributed. The company contributed $0, $0, $232,562, $64,721 and $91,316 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.

(12)	Subsequent Event (unaudited)
      On April 21, 2006, the Company’s board of directors approved a split of the Company’s common stock in the range of three-to-two to two-to-one. On April 27, 2006, the Company’s board of directors fixed the split ratio at two-to-one. The Company’s shareholders subsequently approved the split. All share and per share amounts have been restated to reflect the impact of the two-for-one stock split.

LoopNet®

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      Through and including July 1, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
6,000,000 Shares
Common Stock

PROSPECTUS

Credit Suisse
Thomas Weisel Partners LLC

Pacific Crest Securities	Pacific Growth Equities, LLC
June 6, 2006